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05010153

SUPPL

RECEIVED
JUL 28 2005
WASH. D.C. 192 SECTION

File No. 82-4243

July 28, 2005

VIA HAND

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

Re: Disclosure Materials Provided on Behalf of Grupo Financiero Inbursa, S.A. de C.V. (File No. 82-4243) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero Inbursa, S.A. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translations of the Company's consolidated quarterly reports for the fourth quarter of 2004 and for the first quarter of 2005.

If you have any questions or require any further information, please do not hesitate to contact Jorge U. Juantorena or Jennifer A. Hershfang of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Robert P. Hagan
Senior Paralegal

Enclosure

cc: Veronica Ramirez
Jorge U. Juantorena
Jennifer A. Hershfang

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

Frank Aguado
(52) 55-56-25-4900 Ext. 3351
faguadom@inbursa.com

Miguel Martinez
(52) 55-56-25-4900 Ext.3354
mmartinezp@inbursa.com

Fax: (52) 55-56-25-4965
www.inbursa.com

INBURSA REPORTS FIRST QUARTER 2005 RESULTS

Mexico City, April 27, 2005.- Grupo Financiero Inbursa reported today results for the first quarter ended March 31, 2005.

HIGHLIGHTS

GFI dividend payment

On April 13, 2005, Grupo Financiero Inbursa's Shareholders' Meeting approved a dividend payment of Ps $0.30 per share, that represents $900 MM Ps .The dividend will be paid on May, 2005.

Grupo Financiero Inbursa: $129.4 MM USD profits under US GAAP and $1,319.3 MM Ps under the CNBV rules as of 1Q05.

Grupo Financiero Inbursa posted profits of $129.4 MM USD under US GAAP and $1,319.3 MM Ps under CNBV rules during 1Q05, 67% and 101% increases relative to the same period of the previous year, respectively. If annualized these figures represented a 14.0% and 13.4% ROE in each case. Higher operational volumes in the different subsidiaries together with more favorable market conditions during 2005, are the main reasons behind this result.

Loan Portfolio increased 19.6% in 1Q05 when compared with 1Q04.

Banco Inbursa's loan portfolio stood at $57,594MM Ps at the end of March 2005, a 19.6% growth relative to 1Q04. Non Performing loans to total loans ratio stood at 0.6% and loan loss provisions to non performing loans reached 17.9 times at the end of March, 2005.

55% YoY increase in Financial Margin.

At the end of 1Q05 Banco Inbursa posted $ 769.7 MM Ps financial margin, a 55% increase relative to 1Q04. This result is mainly explained by higher loan commissions, wider spreads and the increase in the loan portfolio.

Promotora Inbursa (IDEAL): Tepic – Villa Union toll road 30 years concession.

On February, 2005 Inbursa (IDEAL) paid $1.6 Bn Ps for the rights to build and operate during 30 years the Tepic-Villa Union toll road. Located on the Northwest of the country this toll road covers 238 km of the Pacific coastline. 88 km are currently in operation. The remaining 150 km (to be constructed) are expected to start operation until December, 2006.

- *All figures included in this report are expressed on March 2005 constant pesos and are not audited.*
- *This press release is presented under regulation 1488 of the CNBV.*
- *As required by regulation 1488 of the CNBV, the financial margin includes only the commissions and fees involved in interest related earnings. Forex and inflationary effects on the loan portfolio are also reflected in the financial margin.*
- *There have been no material changes to the Group's accounting practices or policies during 1Q05. Therefore, the figures presented in this document are consistent with those presented in the Group's last annual report (2004).*
- *Consolidated figures for Banco Inbursa and for Grupo Financiero Inbursa does not include minority interest.*

	March '05
Employees	4,323
# clients	5.7MM
Points of attention (Physical presence)	196
ATM's	614
Sales force	9,555

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated) Under US GAAP

US GAAP

Mkt Value/Book Value	1.59
Stock price USD (Mar'05)	1.96
EPS (USD)	0.17
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM USD	1Q05		4Q04	% chg vs.	1Q04	% chg vs.
	$	%	$	4Q04	$	1Q04
Banco Inbursa	69.0	53%	83.4	-17%	25.5	171%
Operadora	3.7	3%	4.6	-20%	4.6	-21%
Seguros	22.5	17%	36.1	-38%	13.1	72%
Pensiones	28.8	22%	50.9	-43%	20.5	41%
Fianzas	2.4	2%	3.0	-20%	1.5	56%
Inversora	3.0	2%	8.7	-66%	11.5	-74%
Others	0.1	0%	0.2	-69%	0.6	-90%
Total	**129.4**	**100%**	**186.9**	**-31%**	**77.4**	**67%**

- During the first quarter of 2005 and under US GAAP Grupo Financiero Inbursa posted profits of $129.4 MM USD, a 67% increase relative to the same period of the previous year. Higher operational volumes in the different subsidiaries together with more favorable market conditions during 2005, are the main reasons behind this result.

Investment by Company

MM USD	1Q05		4Q04	% chg vs.	1Q04	% chg vs.
	$	%	$	4Q04	$	1Q04
Banco Inbursa	1,982.3	53%	1,827.0	8%	1,624.8	22%
Operadora	43.4	1%	43.5	0%	39.6	10%
Seguros	508.2	14%	486.5	4%	394.8	29%
Pensiones	983.1	27%	954.1	3%	695.2	41%
Fianzas	81.0	2%	77.8	4%	60.5	34%
Inversora	101.9	3%	99.0	3%	87.1	17%
Others	7.2	0%	7.0	3%	56.5	-87%
Total	**3,707.1**	**100%**	**3,495.0**	**6%**	**2,958.3**	**25%**

- *Stockholders' equity of Grupo Financiero Inbursa stood at $3,707.1 MM USD under US GAAP vs $3,532.3 MM USD reached under the CNBV rules. Accumulated deferred effects in the different subsidiaries together with monetary adjustments on the stockholders´ equity are the main reasons of this difference.*

GFINBUR"O"
(Stock Price)



19.3
21.0
20.5
22.5
22.9
21.9
O'04
N'04
D'04
J'05
F'05
M'05

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under CNBV Rules

CNBV GAAP

Mkt Value/Book Value	1.66
Stock price (Mar'05)	21.90
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM Ps.	1Q05 $	1Q05 %	4Q04 $	% chg vs. 4Q04	1Q04 $	% chg vs. 1Q04
Banco Inbursa	760.3	58%	386.7	97%	(140.3)	N.A.
Operadora	38.0	3%	43.4	-12%	46.7	-19%
Seguros	156.7	12%	454.8	-66%	365.9	-57%
Pensiones	305.9	23%	399.8	-23%	235.5	30%
Fianzas	29.1	2%	70.6	-59%	33.1	-12%
Inversora	28.7	2%	62.8	-54%	116.6	-75%
Others	0.7	0%	2.4	-73%	(1.0)	N.A
Total	**1,319.3**	**100%**	**1,420.6**	**-7%**	**656.6**	**101%**

Total monetary position adjustment for Grupo Financiero Inbursa was $344.2 MM Ps during 1Q05.

- ***Grupo Financiero Inbursa*** *posted $1,319.3 MM Ps profits during the first quarter of 2005 compared with $656.6 MM Ps profits in the same period of the previous year, a 101% increase. Higher interest rates that explains wider spreads and higher market related result in the swap position, together with less monetary position in the different subsidiaries during the quarter are the main drivers behind this result.*

Free Cash Flow

MM Constant Ps. as of March 2005	2000	2001	2002	2003	2004	1Q04	1Q05
+ Interest Income	10,405.0	8,903.4	8,737.6	10,816.1	10,868.8	2,551.7	3,806.2
- Interest Expense	6,932.1	5,311.9	5,173.1	8,116.1	8,193.2	1,820.2	2,938.6
= Financial Margin	**3,472.9**	**3,591.5**	**3,564.5**	**2,700.1**	**2,675.6**	**731.5**	**867.6**
- Unrealized gains/losses (net of deferred taxes)	567.9	482.5	33.8	270.0	619.8	-92.3	237.5
- General Expenses	1,149.3	1,460.3	1,411.8	1,548.7	1,742.6	398.1	437.5
+ Commissions & Fees	1,602.2	1,067.8	752.3	1,236.6	1,644.5	394.5	379.6
+ Patrimonial Reserves Creations	266.0	735.1	702.0	-220.2	447.2	371.1	229.9
+ Subsidiaries Income	234.5	47.5	404.6	2,071.5	3,121.5	791.4	614.0
- Taxes	1,443.4	554.5	384.0	277.2	877.5	97.6	263.3
= Free Cash Flow	**2,415.0**	**2,944.6**	**3,593.7**	**3,692.0**	**4,649.0**	**1,885.2**	**1,152.8**

- *Free cash flow generation stood at $1,152.8 MM Ps at the end March 2005.*

Investment by Company

MM Ps.	1Q05 $	1Q05 %	4Q04 $	% chg vs. 4Q04	1Q04 $	% chg vs. 1Q04
Banco Inbursa	24,120.6	61%	23,383.4	3%	21,781.4	11%
Operadora	526.4	1%	489.3	8%	461.4	14%
Seguros	2,920.9	7%	2,762.4	6%	2,447.0	19%
Pensiones	9,813.4	25%	9,508.4	3%	7,135.8	38%
Fianzas	869.6	2%	827.6	5%	632.7	37%
Inversora	1,143.4	3%	1,116.7	2%	1,017.0	12%
Others	91.3	0%	90.8	1%	663.8	-86%
Total	**39,485.6**	**100%**	**38,178.5**	**3%**	**34,139.1**	**16%**

- *Stockholders' equity of **Grupo Financiero Inbursa** reached $39,485.6 MM Ps at the end of March 2005, 3% and 16% increases relative to 4Q04 and 1Q04, respectively. It's worth to mention the spin-off of IDEAL that will represent an approximate reduction of a quarter of the current equity.*

Sources & Uses of Funds (MM Ps as of March 2005)

	SOURCES					
	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	24,120.6	54,061.3	6,665.2	864.4	7,986.4	**93,697.9**
Seguros Inbursa	2,920.9	-	13,346.2	426.9	1,832.5	**18,526.4**
Pensiones Inbursa	9,813.4	-	12,932.6	-	172.4	**22,918.4**
Inversora Bursátil	1,143.4	-	-	53.4	102.5	**1,299.3**
Operadora Inbursa	526.4	-	-	42.0	17.3	**585.7**
Fianzas G-Inbursa	869.6	-	210.5	-	91.4	**1,171.5**
Others	91.3	73.81	-	-	-	**165.1**
TOTAL	**39,485.6**	**54,208.9**	**33,154.6**	**1,386.7**	**10,202.5**	**138,364.4**

	USES					
	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	11,194.9	57,593.8	17,901.9	489.2	6,518.2	**93,697.9**
Seguros Inbursa	2,699.7	383.4	10,955.2	996.5	3,491.5	**18,526.4**
Pensiones Inbursa	10,650.6	-	11,802.4	-	465.4	**22,918.4**
Inversora Bursátil	1,126.9	-	48.9	26.4	97.1	**1,299.3**
Operadora Inbursa	159.7	-	395.1	-	30.9	**585.7**
Fianzas G-Inbursa	523.9	68.3	401.6	58.7	119.1	**1,171.5**
Others	12.4	3.7	0.0	121.0	28.0	**165.1**
TOTAL	**26,368.2**	**58,052.8**	**41,505.1**	**1,812.7**	**10,778.3**	**138,364.4**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Assets under Management: $538,817.8 MM Ps
Assets in Custody: $682,371.5 MM Ps

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	1Q05 MM USD	4Q04 MM USD	1Q04 MM USD
Net income under CNBV GAAP	68.5	35.8	(12.1)
Adjustments on monetary positions	11.1	38.7	28.0
Adjustments on deferred liabilities	(11.3)	10.2	9.8
Others	0.7	(1.3)	(0.3)
Net Increase	0.5	47.6	37.6
Net Income Under US GAAP	**69.0**	**83.4**	**25.5**

- *Under US GAAP Banco Inbursa posted profits of $69.0 MM USD during 1Q05 compared with $68.5 MM USD under the CNBV rules, $0.5 MM USD more. This result is mainly explained by add-backs on monetary positions and other adjustments of $11.8 MM USD MM and deductions coming from deferred liabilities adjustments of $11.3 MM USD.*

Stockholders' Equity

	1Q05 MM USD	4Q04 MM USD	1Q04 MM USD
Stockholders´equity under CNBV GAAP	2,157.8	2,080.8	1,871.1
Securities Valuation Adjustments	0.0	0.0	64.7
Deferred Taxes	(367.0)	(200.3)	(169.5)
Derivates	0.0	0.0	(11.5)
Others	191.5	(53.5)	(130.0)
Stockholders´Equity Under US GAAP	**1,982.3**	**1,827.0**	**1,624.8**

- *Stockholders' equity resulted in $1,982.3 MM USD under US GAAP in 1Q05. Under the CNBV rules, Banco Inbursa stockholders' equity stood at $2,157.8 MM USD, $175.5 MM USD more. The difference is basically explained by add-backs coming from other adjustments as well as deductions from Deferred Taxes.*

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted profits of $760.3 MM Ps during 1Q05 compared with $386.7 MM Ps profits and $140.3 MM Ps losses in 4Q04 and 1Q04, respectively. This result is mainly explained by 3 main factors: i) higher financial margin due to higher loan commissions, wider spreads and the increase in the loan portfolio; ii) less monetary position adjustment during the quarter; and iii) better market related income due to the fixed rate swap funding position valuation.

As of March 2005, Demand Deposits stood at $20,705.1 MM Ps, 64.3% and 23.0% increases relative to 1Q04 and 4Q04, respectively. This result is mainly explained by the Inbursa CT account that represented 70% of these deposits.

Financial Margin

Wider spreads, due to higher levels of interest rates in 1Q05 compared with 1Q04, higher commissions in loans, lower monetary position adjustments as well as the increase of 19.6% in the loan portfolio explain the 55% growth in the financial margin when compared 1Q05 vs 1Q04.

Financial Margin increased from $5.5 MM Ps to $769.7 MM Ps in 4Q04 and 1Q05, respectively. It's worth to recall the $229.1MM Ps reallocation from financial income to market related income that took place on 4Q04.

Market Related Income

Market related income posted profits of $563.1 MM Ps at the end of March 2005 compared with profits of $828.4 and losses of $314.5 in 4Q04 and 1Q04, respectively. This result is mainly explained by the fixed rate funding swap position valuation.

Loan Loss Reserves

Loan loss reserves increased $301.6 MM Ps during the first quarter of 2005, reaching an accumulated amount of $6,665.2 MM Ps at the end of March 2005. This amount represented 17.9 times non-performing loans. Non performing loans stood at 0.6% of the total loan portfolio during the quarter.

Non Interest Expenses

Administrative and promotion expenses decreased 11.1% in 1Q05 if compared with 4Q04.

Risk Adjusted Net Interest Income

MM Ps	1Q05	4Q04	1Q04
Interest Income	**2,843.7**	**2,339.5**	**1,830.3**
Interest on loans & securities	1,944.8	1,395.3	1,118.3
Repo's interest income	898.9	944.2	712.0
Interest Expenses	**(1,951.4)**	**(1,932.1)**	**(1,173.8)**
Interest on deposits & funding	(1,088.3)	(1,012.0)	(533.7)
Repo's interest expense	(863.1)	(920.1)	(640.1)
REPOMO	**(122.6)**	**(401.9)**	**(160.1)**
Financial Margin	**769.7**	**5.5**	**496.3**
Loan Loss Reserves (Net)	(301.6)	(384.0)	(275.5)
Risk Adjusted Net Interest Income	**468.1**	**(378.5)**	**220.8**

Market Related Income

MM Ps	1Q05	4Q04	1Q04
Financial Instruments Negotiable	(127.6)	638.2	483.1
Repos	(5.7)	(5.5)	(15.8)
Securities Purchases and Sales	358.3	307.1	129.3
Derivate Instruments	338.2	(111.4)	(911.0)
Total	**563.1**	**828.4**	**(314.5)**

Administrative and Promotion Expenses

MM Ps	1Q05	4Q04	1Q04
Personnel	24.2	28.3	30.8
Administrative Expenses	260.7	310.7	205.4
Contributions to IPAB	51.3	44.0	41.0
Depreciations and Amortizations	31.5	30.7	37.1
Administrative and Promotion Expenses	**367.8**	**413.7**	**314.4**

- ***Figures in this report are not audited. Even though they were prepared with the same accounting principles and policies used in the latest audited annual Financial Statements.***
- ***Figures must be understood and analyzed just for the quarter. The best reference to compare are the December 2004 audited Financial Statements.***
- ***All figures included in this report are in addition to the Financial Statements.***

Earnings from Subsidiaries

Earnings form subsidiaries posted profits of $115.7 MM Ps in 1Q05 compared with $50.2 MM Ps and $119.8 MM Ps in 4Q04 and 1Q04, respectively. This result is mainly explained by the results obtained by Sinca Inbursa due to the performance shown in it's investments Ferrosur and AMH.

Loan Portfolio and Asset Quality

Loan portfolio stood at $57,594 MM Ps at the end of March 2005, a 3.6% increase relative to December 2004 and 16.9% when compared with 1Q04.

Loan loss reserves grew from $5,608 MM Ps in 1Q04 to $6,665 MM Ps in 1Q04, representing a 18.8%, increase and a coverage ratio to non performing loans of 17.9 times .

Banco Inbursa Selected Ratios

	Mar-05	Mar-04	System Dec '04
Loans / Total Assets	66.2%	66.1%	51.4%
NPL / Loan Portfolio	0.6%	0.4%	2.5%
LLR / NPL (times)	17.9	28.4	2.0
Op. Cost / Fin. Margin + Other Inc	20.8%	45.9%	81.7%

Non Performing Loans

Non Performing loans increased from $338 MM Ps to $373 MM Ps in 4Q04 and 1Q05, respectively.

It is worth to recall that in the commercial loans the total amount of loans are recorded as non perform on the day following of any default.

Credits that could represent higher potential risk, other than past due loans, are those classified under the "D" and "E" scores; as of March 2005, these loans amounted $671 MM Ps.

Income Statement Selected Figures

MM Ps	1Q05	4Q04	1Q04
OTHER EXPENSES / INCOME	**8.5**	**9.7**	**(171.0)**
Charge Offs	(9.4)	18.0	(13.6)
Recoveries	0.0	0.0	0.0
Repomo	(4.9)	(54.3)	(185.9)
Other Income	22.8	46.0	28.5
EARNINGS FROM SUBSIDIARIES	**115.7**	**50.2**	**119.8**
Sinca Inbursa	101.4	32.8	106.9
Siefore Inbursa	14.3	17.4	12.9
MONETARY POSITION RESULTS	**127.5**	**456.1**	**346.0**
Repomo - Margin	122.6	401.9	160.1
Repomo - Other expenses	4.9	54.3	185.9

Loan Portfolio

MM Ps	1Q05	%	4Q04	%	1Q04	%
TOTAL LOAN PORTFOLIO	**57,594**	**100%**	**55,575**	**100%**	**48,139**	**100%**
Commercial	52,624	91%	50,942	92%	43,991	91%
Financial Institutions	741	1%	816	1%	960	2%
Consumer	3,110	5%	2,901	5%	2,795	6%
Housing	746	1%	576	1%	195	0%
Federal Government	0	0%	0	0%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**373**	**0.6%**	**340**	**0.6%**	**197**	**0.4%**
LOAN LOSS RESERVES	**6,665**	**12%**	**6,407**	**12%**	**5,608**	**12%**

	1Q05	4Q04	1Q04
Pesos	66%	60%	48%
USD	34%	40%	52%
Secured *	80%	78%	77%
Unsecured	20%	22%	23%

* Collateral, real guarantees and guarantors

Non Performing Loans

Current Ps	$ MM Ps	%
NPL December 31, 2004	**338.00**	
- Decreases in NPL	***41.53***	***100.0%***
* Recoveries & Restructures	41.53	100.0%
* Write Offs	0.00	0.0%
+ Increases in NPL	**76.87**	**100.0%**
* Exchange rate effects	0.32	0.4%
* New NPL	76.55	99.6%
NPL March 31, 2005	**373.34**	

Commercial Lending

Banco Inbursa remains as the third most important bank in the Mexican system in commercial lending with a 13.7% market share as of December 2004. Loan portfolio remains well diversified in many sectors such as services, manufacture, transport and entertainment, among others.

Capitalization

Banco Inbursa remains a well capitalized bank with a 18.6% TIER 1 Capital ratio as of March, 2005. This figure compares positively with the 12.8% ratio obtained by the market.

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee trough detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured trough stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

The value at risk results should be understood as follows: as of March 2005, under an stressed scenario (year 1998 market conditions). Banco Inbursa would have lost $141 MM Ps with its March 2005 portfolio which would have represented 0.7% of its December 2004 TIER 1 Capital.

Loan Portfolio Breakdown by Sector



Construction 2.1%
Others 7.7%
Food 4.1%
Energy 1.6%
Manufacture 24.0%
Transport 6.2%
Services 25.2%
Financial Services 9.2%
Entretainment 4.7%
Mining 6.5%
Telecom 3.5%
Steel 4.6%

Capitalization Ratio

MM Ps as of March, 2005	Mar '05	Dec '04	Mar '04	Mkt. Avg. Dec '04
Credit Risk Assets	**70,934.3**	**65,039.3**	**48,375.9**	**924,484.1**
Tier 1 Capital	28.7%	30.4%	38.2%	20.2%
Net Capital	29.9%	31.6%	39.5%	22.3%
Credit & Portfolio Risk Assets	**109,632.1**	**98,354.4**	**91,784.3**	**1,465,683.6**
Tier 1 Capital	18.6%	20.1%	20.2%	12.8%
Net Capital	19.4%	20.9%	20.8%	14.1%

Value at Risk * 1Q05 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK (1)	% VAR vs TIER 1 CAPITAL
Fixed Income	40,348.0	(72.0)	-0.37%
Equity	1,394.0	(118.0)	-0.60%
Derivatives	(16,691.0)	(5.0)	-0.03%
Banco Inbursa	25,051.0	(141.0)	-0.7%
TIER 1 CAPITAL (2)	19,606.0		

(1) Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

(2) Last quarter TIER 1 CAPITAL

Loan Portfolio 1Q05 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio (%)	Loan Loss Resrve vs Past Due Loans (Times)
USD*	19,437.2	235.0	3,636.0	18.71%	15.47
MXP	37,525.0	138.3	2,890.9	7.70%	20.90
UDI's*	766.8	0.0	138.3	18.04%	4,611.07
Total	**57,728.9**	**373.3**	**6,665.2**	**11.55%**	**17.85**

** Both figures, USD and UDI's are expressed in pesos*

AFORE INBURSA
(Pension Funds)

Afore Inbursa reached $156.1 MM Ps in commission income during 1Q05, representing 56.5% and 19.2% increases relative to 4Q04 and 1Q04, respectively. Afore Inbursa posted $47.8 MM Ps profits during 1Q05 compared with $47.0 MM Ps in 1Q04. When compared 1Q05 vs. 1Q04 and even though the 19.2% increase in commission income, net income remained flat due to the increase in acquisition costs mainly explained by the commercial strategy.

Affiliate Base & Assets Under Management

Assets under management reached $42,251.9 MM Ps at the end of March 2005 a 28% increase relative to the same period of 2004 and a 8% increase vs. 4Q04.

Affiliate base was increased by 388,673 new clients in 1Q05 relative to 1Q04, this is mainly explained by higher transfers among the Afore system.

It is worth to recall the new regulation in the Afore business related to the affiliate base was approved at the end of 2004. Starting 2005, an affiliate can change to a cheaper Afore at any time he wants but if he wants to move to a more expensive one, he has to wait at least one year as it was restricted for everybody in the former law. This new criteria applies for both, workers assigned by the Banco de Mexico and transfers among the Afore system. Afore Inbursa is ranked as the third cheapest Afore in the system.

The average minimum wages/affiliate ratio was 5.15 as of March 2005, compared with 3.79 market average.

Stockholders´Equity

Stockholders' equity increased from $782.4 MM Ps in 1Q04 to $890.4 MM Ps in 1Q05 a 13.8% increase. If compared 1Q05 vs. 4Q04 Stockholders´ Equity grew 5.5%.

Selected Figures

MM Ps	1Q05	4Q04	1Q04
Comission Income	156.1	99.7	131.0
Total General Expenses	**(94.9)**	**(91.7)**	**(58.1)**
Administrative Expenses	(15.8)	(25.5)	(23.4)
Operating Expenses	(29.3)	(17.5)	(16.7)
Promotion Expenses	(49.7)	(48.7)	(18.0)
Depreciation & Amortization	(2.7)	(2.9)	(3.1)
Operating Income	60.2	5.2	69.8
Other Income	0.9	2.7	0.4
REPOMO	(5.0)	(62.9)	(11.7)
Net Income	47.8	12.1	47.0
Investments	794.9	786.9	765.7
Fixed Assets	14.6	16.7	17.7
Total Assets	981.2	888.4	857.8
Stockholders' Equity	890.4	844.4	782.4

Affiliate Quality

	1Q05	4Q04	1Q04	Mkt. Share Mar-05
Affiliattes (#)	2,562,685	2,510,861	2,174,012	7.6%
Assets Under Mngmt. (MM Ps)	42,251.9	39,160.1	33,002.0	8.8%

	1Q05	4Q04	1Q04	Mkt. Avg Mar-05
Avg. Min. Wages/Affiliate	5.15	5.04	5.28	3.79
Active Workers/Affiliate	32.6%	31.2%	32.0%	38.3%
ROE	21.5%	12.8%	24.0%	40.9%

*Anualized



Assets Under Management
1Q03-1Q05
(MM Ps)
27,395.2
28,969.0
30,497.8
31,396.8
33,002.0
34,552.2
36,665.1
39,160.1
42,251.9
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05

COST OF OPPORTUNITY INDICATOR

AFORE	%
Inbursa	**100.0%**
Actinver	92.3%
XXI	91.5%
Principal	90.9%
Invercap	90.1%
Metlife	91.0%
Banorte Generali	90.4%
Banamex	89.5%
IXE	89.8%
HSBC	89.2%
Azteca	88.7%
Bancomer	88.1%
ING	88.0%
Profuturo GNP	85.6%
Santander Mexicano	82.9%
System Average	**90.4%**

The information presented should not be in any case understood as a recommendation

Assumptions:

- Workers with a 3 times Mexico City's minimum wage, affiliated to the IMSS *(Mexican Social Security Institute)* since July 1997.
- Commission structure of each Afore
- Siefore returns
- The sample considers a time frame from July 2, 1997 to March 31, 2005.

- This cost of opportunity indicator was launched by Consar on September 2001. The indicator shows the percentage of assets that an affiliate has in less than what he would have in the Afore with a better balance accumulation per affiliate, which was Inbursa as of March 2005.
- The indicator allows to compare the balance accumulated by an affiliate after commissions charges and returns on his investment trough the Siefore
- This figure only considers the balance for retirement after handicap or oldness. The indicator might change according to the worker salary.

SEGUROS INBURSA Under US GAAP
(MM USD)

Net Income

	1Q05 MM USD	4Q04 MM USD	1Q04 MM USD
Net income under CNSF GAAP	14.0	41.2	31.4
Reserves Adjustments	0.9	1.0	(1.5)
Investments Adjustments	(14.7)	(16.3)	(21.8)
Deferred Taxes	0.1	4.1	1.8
Deferred Acquisition Costs	(3.9)	(3.2)	(1.3)
Monetary Positions Adjustments	8.0	20.1	12.8
Others	18.0	(10.7)	(8.2)
Net Increase	8.5	(5.1)	(18.3)
Net Income Under US GAAP	**22.5**	**36.1**	**13.1**

- ***Seguros Inbursa´s*** *net income reached $22.5 MM USD during 1Q05 and under US GAAP, $8.5 MM USD more than those registered under the CNSF rules during the same period. This result is mainly explained by $27.0 MM USD add-backs coming from reserves, deferred taxes, monetary position and other adjustments together with $18.5 MM USD deductions in investments and deferred acquisition cost adjustments.*

Stockholders' Equity

	1Q05 MM USD	4Q04 MM USD	1Q04 MM USD
Stockholders´equity under CNSF GAAP	261.3	245.8	209.8
Adjustments on Assets	55.1	57.9	57.5
Deferred Acquisition Cost	62.1	60.8	57.7
Fixed Assets	(36.4)	(35.8)	(33.7)
Others	29.4	32.9	33.5
Reserves Adjustments	393.2	383.7	308.2
Deferred Taxes	(245.7)	(247.4)	(181.9)
Others	44.3	46.5	1.2
Net Increase	246.9	240.7	185.0
Stockholders´Equity Under US GAAP	**508.2**	**486.5**	**394.8**

- ***Seguros Inbursa's*** *Stockholders' equity resulted $508.2 MM USD under US GAAP at the end of March, 2005 compared with $261.3 MM USD under the CNSF rules. The difference is basically explained by: $55.1 MM USD, $393.2 MM USD and $44.3 MM USD add-backs from assets, reserves and other adjustments, respectively, and deductions of $245.7 MM USD from deferred taxes.*

SEGUROS INBURSA
(Insurance)

Seguros Inbursa´s net income stood at $156.7 MM Ps at the end of March 2005, a 57.2% decrease relative to 1Q04. It is important to recall that Patrimonial Inbursa is accounted for trough the equity method in 1Q05. Patrimonial Inbursa´s main business is a direct sold product called Inbursa 20 that used to be part of the Seguros Inbursa´s P&C business. When adjusted by this effect, and also by the excess of reserves creations other than technical, net income would have been $249.7 MM Ps during 1Q05, a 31.8% decrease relative to the same period of 2004. This result is mainly explained by less favorable market conditions during the quarter.

Seguros Inbursa Selected Financial Information

MM Ps	1Q05 Seguros	1Q05 Patrimonial	1Q05 Seguros + Patrimonial	1Q04 Seguros + Patrimonial
Direct Premiums	1,904.4	157.4	2,061.8	2,099.3
Patrimonial Reserves	28.6	43.5	72.1	12.5
Net Financial Income	127.2	3.0	130.2	417.8
Net Income	156.7	33.4	190.1	365.9
Combined Ratio	93.5%	51.8%	89.4%	91.6%

On comparable basis, Seguros Inbursa´s total premiums decreased 1.8% in 1Q05 vs 1Q04 while improving combined ratio from 91.6% to 89.4% in 1Q04 and 1Q05, respectively.

Financial Information

MM Ps	1Q05	4Q04	1Q04
Direct Premiums	1,904.4	2,692.6	2,099.3
Reserves Provisions	162.3	299.8	156.4
Technical Income	175.0	492.2	278.6
Net Financial Income	127.2	141.2	417.8
Repomo	(89.6)	(214.3)	(149.4)
Net Income	156.7	454.8	365.9
Assets	18,526.4	18,361.8	17,095.9
Investments	14,992.6	14,640.4	13,306.7
Reserves	13,346.2	13,200.2	12,475.7
Stockholders' Equity	2,920.9	2,762.4	2,447.0

Premiums Breakdown

Line of business	Breakdown 1Q05	Growth Rate 1Q05 vs 1Q04	Seguros + Patrimonial Breakdown 1Q05	Seguros + Patrimonial Growth Rate 1Q05 vs 1Q04
P&C	24.8%	1.2%	30.6%	34.9%
Automobile	24.5%	-18.8%	22.6%	-18.8%
Life	38.6%	-5.4%	35.7%	-5.4%
A & H	12.0%	-17.9%	11.1%	-17.9%
Total	100%	-9.3%	100%	-1.8%

When adjusted by Patrimonial Inbursa, Property & Casualty premiums increased 34.9% in 1Q05 relative to 1Q04 this increased was off set by the reductions of 18.8% and 17.9% in Automobile and A&E businesses.

During 1Q05, Seguros Inbursa continued posting growths in both investments and reserves, 12.7% and 7.0%, respectively, if compared with 1Q04.

Stockholders´ equity reached $2,920.9 MM Ps at the end of March, 2005, 5.7% and 19.4% increases when compared with 4Q04 and 1Q05, respectively.

PENSIONES INBURSA Under US GAAP
(MM USD)

Net Income

	1Q05 MM USD	4Q04 MM USD	1Q04 MM USD
Net income under CNSF GAAP	27.4	43.2	20.2
Reserves Adjustments	1.0	3.2	0.1
Investments Adjustments	0.0	(3.1)	(1.0)
Deferred Taxes	1.9	12.7	(1.3)
Deferred Acquisition Costs	(0.1)	(0.2)	0.0
Monetary Positions Adjustments	10.0	23.5	18.3
Others	(11.3)	(28.3)	(15.8)
Net Increase	1.5	7.7	0.3
Net Income Under US GAAP	**28.8**	**50.9**	**20.5**

- *Under USGAAP, Pensiones Inbursa net income stood at $28.8MM USD in 1Q05 compared with $27.4 MM USD under the CNSF rules, $1.5 MM USD more. This result is explained by add-backs of $12.9 MM USD coming from reserves, deferred taxes, monetary position and other adjustments as well as deductions of $11.4 MM USD explained by deferred acquisitions costs and other adjustments during the quarter.*

Stockholders' Equity

	1Q05 MM USD	4Q04 MM USD	1Q04 MM USD
Stockholders´equity under CNSF GAAP	877.9	846.1	611.7
Investments Adjustmens	286.1	376.1	168.7
Reserves Adjustments	158.1	157.9	155.1
Deferred Taxes	(204.9)	(194.6)	(125.5)
Others	(134.1)	(231.4)	(114.8)
Net Increase	105.2	108.0	83.5
Stockholders´Equity Under US GAAP	**983.1**	**954.1**	**695.2**

- *Pensiones Inbursa's Stockholders' equity resulted $983.1 MM USD under US GAAP in 1Q05 compared with $877.9 MM USD under the CNSF rules. The difference is basically explained by: $286.1 MM USD and $158.1 MM USD add-backs from investments and reserves adjustments, respectively, and deductions of $204.9 MM USD and $134.1 MM USD from deferred taxes and other adjustments, respectively.*

PENSIONES INBURSA
(Annuities)

Pensiones Inbursa´s net income reached $305.9 MM Ps during the first quarter of 2005, a 30% increase relative to the same period of the previous year. The main drivers behind this result were a lower monetary position adjustments, less reserves creations and a good result in its subsidiary Promotora Inbursa due to favorable market conditions.

Selected Financial Information

MM Ps	1Q05	4Q04	1Q04
Direct Premiums	92.9	103.1	77.3
Reserves Provisions	2.7	80.7	15.0
Acquisition cost	(6.6)	(7.5)	(6.9)
Technical Income	(96.7)	(161.8)	(139.5)
Net Financial Income	214.2	287.0	255.3
Repomo	(112.3)	(246.4)	(213.4)
Income from Subs.*	238.8	287.8	153.9
Net Income	305.9	399.8	235.5
Assets	22,918.4	22,579.0	19,931.2
Investments	22,623.0	22,310.9	19,740.5
Reserves	12,932.6	12,932.4	12,770.9
Stockholders' Equity	9,813.4	9,508.4	7,135.8

**** Promotora Inbursa***

Investments increased from $19,740.5 MM Ps at the end of March, 2004 to $22,623.0 MM Ps as of 1Q05, representing a 14.6% growth. This result is mainly explained by higher level of operations in Promotora Inbursa, Pensiones Inbursa subsidiary, after it´s equity increase.

Stockholders´ equity stood at $9,813.4 MM Ps as of March 2005, a 37.5% increase relative to 1Q04.

It is worth to recall the IDEAL spin-off in approximately $8 Bn Ps mainly coming from Promotora Inbursa.

OPERADORA INBURSA
(Mutual Funds)

Funds under management increased from $22,782.8 MM Ps to $24,228.5 MM Ps at the end of March, 2004 and 2005, respectively, 6.3% increase.

Funds Under Management
March 2005

Dinbur
$3.1 bn Ps


CD's
27%
MTN's
45%
Gov. Bonds
28%

Fonibur
$8.5 bn Ps


MTN's
28%
Stocks
72%

Fondo Inbursa
$4.8 bn Ps


MTN's
25%
Stocks
73%
CD's
2%

Inburex
$7.9 bn Ps


Gov. Bonds
2%
CD's
32%
MTNs
66%

Mutual Funds
(March 2005)

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN	
				MKT AVG.	MSE
DINBUR	Fixed Income	3,137.9	8.05%	4.97%	
INBUREX	Fixed Income	7,881.3	8.24%	6.80%	
INBURSA	Stock's, Bonds $ M.M.	4,752.7	-3.51%	-3.81%	-1.87%
FONIBUR	Stock's, Bonds $ M.M.	8,456.6	-1.31%	-3.81%	

* MSE= Mexican Stock Exchange

INVERSORA BURSATIL
(Brokerage House)

Inversora Bursatil posted profits of $28.7 MM Ps during 1Q05 that compares with $116.6 MM Ps and $62.8 M Ps obtained in 1Q04 and 4Q04, respectively. This result is mainly explained by the significant participation in 2004 of Inbursa in the largest corporate restructures in the country (ICA and Desc).

During the first quarter of 2005 Inversora Bursatil underwrote $14.2 Bn Ps in Commercial Paper, continuing its leadership in this segment of business in Mexico.

Stockholders´ equity increase 12.4% in one year, from $1,017.0 MM Ps to $1,143.4 MM Ps at the end of March 2004 and 2005, respectively.

Select Figures

MM Ps.	1Q05	4Q04	1Q04
Operating Margin	38.4	85.2	180.2
Interest Income	0.2	(1.7)	6.5
Net Income	28.7	62.8	116.6
Total Assets	1,299.3	1,296.0	1,234.0
Investment Portfolio	1,108.1	1,121.7	1,022.0
Stockholders' Equity	1,143.4	1,116.7	1,017.0
Assets in Custody	682,371.5	698,767.8	584,421.3

FIANZAS GUARDIANA INBURSA
(Bonds)

Technical Income grew 82.4% in 1Q05, from $23.7 MM Ps to $43.1 MM Ps in 1Q04 and 1Q05, respectively. This increase is explained by 33.1% growth in premiums together with a more selective underwriting policy focusing in large corporations, that reflected a decrease in claims.

Select Figures

MM Ps	1Q05	4Q04	1Q04
Direct Premiums	109.6	109.3	82.3
Technical Income	43.1	49.8	23.7
Earnings From Investments	1.6	0.5	0.7
Monetary Position	(5.2)	(9.9)	(7.9)
Net Income	29.1	70.6	33.1
Total Assets	1,171.5	1,163.8	931.6
Investments	1,052.4	1,019.9	860.3
Reserves	210.5	207.1	211.0
Stockholders' Equity	869.6	827.6	632.7

APPENDIX
US GAAP

Investment by Company

MM USD	1Q05 $	1Q05 %	4Q04 $	% chg vs. 4Q04	1Q04 $	% chg vs. 1Q04
Banco Inbursa	1,982.3	53%	1,827.0	8%	1,624.8	22%
Operadora	43.4	1%	43.5	0%	39.6	10%
Seguros	508.2	14%	486.5	4%	394.8	29%
Pensiones	983.1	27%	954.1	3%	695.2	41%
Fianzas	81.0	2%	77.8	4%	60.5	34%
Inversora	101.9	3%	99.0	3%	87.1	17%
Others	7.2	0%	7.0	3%	56.5	-87%
Total	**3,707.1**	**100%**	**3,495.0**	**6%**	**2,958.3**	**25%**

Net Income

MM USD	1Q05 $	1Q05 %	4Q04 $	% chg vs. 4Q04	1Q04 $	% chg vs. 1Q04
Banco Inbursa	69.0	53%	83.4	-17%	25.5	171%
Operadora	3.7	3%	4.6	-20%	4.6	-21%
Seguros	22.5	17%	36.1	-38%	13.1	72%
Pensiones	28.8	22%	50.9	-43%	20.5	41%
Fianzas	2.4	2%	3.0	-20%	1.5	56%
Inversora	3.0	2%	8.7	-66%	11.5	-74%
Others	0.1	0%	0.2	-69%	0.6	-90%
Total	**129.4**	**100%**	**186.9**	**-31%**	**77.4**	**67%**

Sources & Uses of Funds (MM USD)

SOURCES	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	1,982.3	4,836.3	596.3	77.3	714.5	**8,206.6**
Seguros Inbursa	508.2	-	1,193.9	38.2	163.9	**1,904.3**
Pensiones Inbursa	983.1	-	1,156.9	-	15.4	**2,155.5**
Inversora Bursátil	101.9	-	-	4.8	9.2	**115.9**
Operadora Inbursa	43.4	-	-	3.8	4.2	**51.4**
Fianzas G-Inbursa	81.0	-	18.8	-	8.2	**108.0**
Others	7.2	8.2	-	-	0.9	**16.3**
TOTAL	3,707.1	4,852.7	2,966.0	124.1	916.3	12,557.9

USES	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	1,001.5	5,152.3	1,601.5	43.8	407.6	**8,206.6**
Seguros Inbursa	241.5	34.3	980.0	89.1	559.3	**1,904.3**
Pensiones Inbursa	952.8	-	1,055.8	-	146.8	**2,155.5**
Inversora Bursátil	100.8	-	4.4	2.4	8.3	**115.9**
Operadora Inbursa	14.3	-	35.3	-	1.8	**51.4**
Fianzas G-Inbursa	46.9	6.1	35.9	5.2	13.8	**108.0**
Others	1.1	0.3	-	10.8	4.1	**16.3**
TOTAL	2,358.9	5,193.0	3,713.0	151.3	1,141.7	12,557.9

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Loan Portfolio

MM USD	1Q05	%	4Q04	%	1Q04	%
TOTAL LOAN PORTFOLIO	**5,152**	**100%**	**4,945**	**100%**	**4,127**	**100%**
Commercial	4,708	91%	4,533	92%	3,771	91%
Financial Institutions	66	1%	73	1%	82	2%
Consumer	278	5%	258	5%	240	6%
Housing	67	1%	51	1%	17	0%
Federal Government	0	0%	0	0%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**33**	**1%**	**30**	**1%**	**17**	**0%**
LOAN LOSS RESERVES	**596**	**12%**	**570**	**12%**	**481**	**12%**

	1Q05	4Q04	1Q04
Pesos	66%	60%	48%
USD	34%	40%	52%
Secured *	80%	78%	77%
Unsecured	20%	22%	23%

* Collateral, real guarantees and guarantors

APPENDIX
Banco Inbursa

CAPITALIZATION
(Constant MM Pesos as of March 31, 2005)

TIER 1 CAPITAL		**20,360**
STOCKHOLDERS' EQUITY		24,121
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS		-
LESS:	INVESMENT IN SUBORDINATED DEBT	-
	INVESTMENTS IN FINANCIAL INSTITUTIONS	2,136
	INVESTMENTS IN NON-FINANCIAL INSTITUTIONS	1,296
	FINANCING GRANTED FOR THE AQUISITION OF SHARES	-
	OF THE BANK OR OTHER GROUP SUBSIDIARIES	-
	EXCESS ON DEFERRED TAXES	-
	RESTRUCTURING CHARGES & OTHER INTANGIBLES	328
	PREVENTIVE RESERVES PENDING TO BE CONSTITUITED AND CONSTITUITED	-
	OTHER ASSETS	-
TIER 2 CAPITAL		**864**
CAPITALIZATION INSTRUMENTS		-
GENERAL PREVENTIVE RESERVES		864
SUBORDINATED DEBT		-
TIER 1 & 2 CAPITAL		**21,224**

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	33,693	2,695
PESO OR UDI REAL INTEREST RATE OPERATIONS	2,160	173
FOREIGN CURRENCY NOMINAL INTEREST RATE	-	-
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	20	2
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	1,353	108
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	1,471	118
TOTAL	**38,698**	**3,096**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GRUOP I (RISK WEIGHT 0 %)	-	-
GRUOP II (RISK WEIGHT 20 %)	936	75
GRUOP III (RISK WEIGHT 100 %)	68,215	5,457
SUB-TOTAL	**69,152**	**5,532**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES	1,782	143
TOTAL	**70,934**	**5,675**

INVESTMENT IN SECURITIES
March 31, 2005
(Constant 000´s Pesos as of March 31, 2005)

TRADING PORTFOLIO	**10,465,928**
Securities	1,312,093
Securities Issued by Finantial Institutions	0
Bonds	4,291,132
Government Securities	2,627,043
Other Issues (CPO´s)	2,235,660
SECURITIES HELD FOR SALE	**1,833**
Government Securities	1,833
SECURITIES HOLD TO MATURITY	**5,135,805**
Bearer Notes	0
Credit Link	3,329,090
Government Securities	1,806,715

REPURCHASE PORTFOLIO
March 31, 2005
(Constant 000´s Pesos as of March 31, 2005)

REPURCHASE AGREEMENTS	**3,936**
Cetes	1,142
Bondes	2,794
Bankers´ Acceptances	0
RESELL AGREEMENTS	**4,710**
Cetes	-1,161
Bondes	5,871
Bankers´ Acceptances	0

DEFERRED TAXES
March 31, 2005
(Constant 000´s Pesos as of March 31, 2005)

TOTAL DEFERRED TAXES	**814,845**
Negotiable Financial Instruments	105,795
Stocks	217,464
Fiscal losses	-25,967
Government Securities	-909
Amort. buy-sell portfolio	65,884
Futures 24/48 hrs	-267
Repos	2,893
Forwards	9,756
Swaps	440,196

LOAN PORTFOLIO
(Constant MM Pesos as of March 31, 2005)

	1Q05	
	PERFORMING LOANS	NON PERFORMINGLOANS
Commercial	55,239	319
Interbank	741	10
Consumer	1,004	26
Mortgages	745	18
Government	-	-
Fobaproa Bonds	-	-
Total	**57,729**	**373**

LOAN PORTFOLIO	1Q05
Total Loan Portfolio	58,102
Loan Loss Reserves	6,665
TOTAL LOAN PORTFOLIO (NET)	**51,437**

LOAN PORTFOLIO BREAKDOWN BY CURRENCY	PESOS	UDI´s	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	35,500	335	19,404	**55,239**
Interbank	708	-	33	**741**
Consumer	579	425	-	**1,004**
Mortgages	738	7	-	**745**
Government	-	-	-	-
Fobaproa Bonds	-	-	-	-
Total Performing Loans	**37,525**	**767**	**19,437**	**57,729**
NON PERFORMING LOANS				
Commercial	94	-	235	**329**
Interbank	-	-	-	**0**
Consumer	26	-	-	**26**
Mortgages	18	-	-	**18**
Total Non Permorming Loans	**138**	**0**	**235**	**373**

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES	
Loan Loss Reserves at December 31, 2004 (constant million pesos as of March 31, 2005)	**6,395**
- Adjustment for inflation Dec ´04 - Mar ´05	38
Loan Loss Reserves at December, 2004 (million nominal pesos)	**6,357**
+ Provisions recorded during the period	302
+ Currency valuation & other	6
Loan Loss Reserves at March 31, 2005.	**6,665**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant MM Pesos as of March 31, 2005)

	Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO	**60,954**	**6,665**
Commercial Loans	**56,609**	**6,620**
Risk "A"	27,485	186
Risk "B"	23,171	2,468
Risk "C"	1,806	482
Risk "D"	1,631	979
Risk "E"	2,516	2,504
Except Federal Government		
Interbank Loans	**741**	**4**
Risk "A"	669	3
Risk "B"	72	1
Risk "C"		
Risk "D"		
Risk "E"		
Mortgages Loans	**467**	**7**
Risk "A"	449	2
Risk "B"	6	0
Risk "C"	3	0
Risk "D"	3	0
Risk "E"	6	5
Consumer Loans	**3,136**	**32**
Risk "A"	3,110	16
Risk "B"	4	0
Risk "C"	6	3
Risk "D"	10	7
Risk "E"	6	6
Aditional Reserves		**2**

MM current Ps as of March, 2005

	PORTFOLIO		REQUIRED RESERVES	
Risk	% of risk	Notional	% in provision	Notional
A	52.0%	31,713	0% - 0.99%	207
B	38.1%	23,253	1% - 19.99%	2,470
C	3.0%	1,816	20% - 59.99%	485
D	2.7%	1,644	60% - 89.99%	986
E	4.1%	2,528	90% - 100%	2,515
Subtotal	**100%**	**60,954**		**6,662**
Plus:			**Plus:**	
Non-Classified portfolio	-	-	Aditional estimates	3
Plus:				
Exceptued portfolio	0.0%	0		
Total Credit Portfolio	**100%**	**60,954**	**Total Reserves**	**6,665**

NOTES:

1.- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER ENDING MARCH 31,2005, WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS GRANTED AS OF MARCH 31, 2005. THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE CNBV.

2.- IN ACCORDANCE WITH LOAN CLASSIFICATION RULES, THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY AT LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING.

3.- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTS AT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON MARCH 31, 2005.

4.- IN ACCORDANCE WITH THE REGULATION 1460, PREVENTIVE RESERVES INCLUDES THE MORTGAGE PORTFOLIO PROVISIONS AS OF MARCH 2005 FOR $7,245 MM Ps

5.- IN ACCORDANCE WITH THE REGULATION 1488, PREVENTIVE RESERVES INCLUDES THE PAST DUE LOANS INTEREST PROVISIONS FOR $998 M Ps

6.- *IN ACCORDANCE WITH THE REGULATION 1493, PREVENTIVE RESERVES INCLUDES THE CONSUMER PORTFOLIO* PROVISIONS AS OF MARCH 2005 FOR $15,550, $423, $2,810, $7,146 and $5,963 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

7.- THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED AS OF MARCH 31, 2005.

DERIVATIVES INSTRUMENTS

(Constant 000´s Pesos as of March 31, 2005)

		Pesos
Hedging Derivatives		
Forwards		
	Bid	34,601,033.3
	Ask	40,271,172.8
Transactional Derivatives		
Forwards		
	Bid	553,801.6
	Ask	1,121,449.1
Futures		
	TIIE 28	-
	Pesos	3,775,000.0
TOTAL		**8,877,491.9**

MATURITY	TOTAL
1 to 7 days	7,332
8 days to 1 month	33,952
1 to 3 months	887,639
3 to 6 months	75,342
6 to 9 months	102,692
9 months to 1 year	1,067,336
1 to 2 years	350,967
2 to 3 years	14,219
3 to 4 years	2,939
4 to 5 years	-
5 to 7 years	-
7 to 9 years	-
more than 9	-
TOTAL	2,542,418

INTERBANK LOANS & OTHER

(Constant 000´s Pesos as of March 31, 2005)

	December 31,2004
Pesos	1,820,543
USD*	721,875
TOTAL	**2,542,418**

BALANCE:

PESOS	Balance	Weighted
Discounts	958,536	
Interbanking	862,007	
	1,820,543	**8.36%**

USD*	Balance	Weighted
Loans from foreing banks	715,303	
Loans from national banks	6,572	
	721,875	**2.67%**

*** Figures in USD are expressed in Pesos**

US GAAP
Financial Statements

GRUPO FINANCIERO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Interest Income	99.3	104.2	100.2	194.3	149.9	130.6	197.7
Interest Expense	45.3	(7.6)	30.1	38.8	38.2	66.7	56.2
FINANCIAL MARGIN	**54.0**	**111.8**	**70.2**	**155.4**	**111.7**	**63.9**	**141.5**
Loan Loss Provisions	26.5	18.2	23.6	28.5	24.5	33.8	27.0
RISK ADJUSTED NII	**27.5**	**93.6**	**46.5**	**126.9**	**87.2**	**30.1**	**114.5**
Premiums	138.1	131.7	139.3	169.4	134.6	165.8	155.8
Comissions & Tariffs	22.8	20.6	19.0	41.3	24.6	22.4	23.4
Market-Related Income	50.3	61.0	39.7	89.0	296.7	172.0	87.5
TOTAL OPERATING INCOME	**238.7**	**306.8**	**244.6**	**426.6**	**543.1**	**390.3**	**381.2**
Aquisiton Cost	27.8	27.5	30.8	29.7	32.2	31.6	32.8
Contrctual obligatios & other net Cost	95.9	107.4	113.7	114.9	95.3	120.3	107.8
Policies dividends	2.3	3.2	2.5	1.2	1.9	3.2	1.7
Other Insurance & Bond reserves	2.0	1.9	1.6	1.8	1.6	1.3	1.5
Administrative Expenses	48.6	52.7	36.4	57.0	48.5	57.2	50.0
OPERATING INCOME	**62.1**	**114.1**	**59.6**	**222.1**	**363.7**	**176.8**	**187.3**
Other Expenses (Products)	(5.0)	3.1	(23.6)	15.7	(3.8)	(12.6)	(0.0)
NET INCOME BEFORES TAXES	**67.1**	**111.0**	**83.2**	**206.4**	**367.5**	**189.4**	**187.4**
Incurred Income Tax	21.4	(3.4)	13.8	14.0	14.8	22.3	36.2
Deferred Income Tax	5.6	(13.3)	(14.4)	72.8	116.4	(22.8)	30.9
NET INCOME BEFORE SUBSIDIARIES	**40.1**	**127.7**	**83.8**	**119.6**	**236.2**	**189.8**	**120.4**
Participated net income from subs.	(14.7)	16.9	(6.2)	16.3	31.5	1.6	12.5
RESULTS FROM CONTINUED OPERATION	**25.4**	**144.6**	**77.6**	**135.8**	**267.7**	**191.4**	**132.9**
NET INCOME	**25.4**	**144.6**	**77.6**	**135.8**	**267.7**	**191.4**	**132.9**
MINORITY INTEREST	**2.5**	**(3.6)**	**0.2**	**6.3**	**24.2**	**4.5**	**3.5**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05
Cash & due from Banks	**568.0**	**549.0**	**821.6**	**739.9**	**715.0**	**888.3**	**696.2**
Financial Instruments	**3,763.3**	**3,808.6**	**4,331.3**	**3,936.5**	**4,947.3**	**5,422.4**	**4,933.9**
Negotiable	1,586.6	1,757.3	1,669.4	1,138.3	2,268.3	3,184.2	2,789.9
For Sale	644.7	560.3	1,341.5	1,267.5	1,099.1	829.1	698.6
Held to Maturity	1,532.0	1,491.1	1,320.3	1,530.6	1,579.8	1,409.1	1,445.4
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Investments in Real State for Leasing	**11.8**	**11.5**	**11.4**	**11.1**	**11.1**	**11.3**	**13.0**
Repos & Derivatives	**766.1**	**781.6**	**777.2**	**219.9**	**202.9**	**175.1**	**388.4**
Repo Operations	7.9	8.3	7.7	4.6	1.6	1.8	3.2
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	758.2	773.3	769.5	215.4	201.3	173.2	385.1
LOANS	**3,427.7**	**3,718.4**	**3,807.9**	**3,639.2**	**3,980.4**	**4,712.3**	**4,892.7**
Commercial	3,116.4	3,396.1	3,469.3	3,294.5	3,615.8	4,330.3	4,481.4
Interbank	62.6	75.8	82.3	78.9	69.1	72.6	66.3
Consumer	243.5	237.7	239.6	242.7	252.4	258.1	278.2
Housing	5.1	8.7	16.7	23.1	43.2	51.3	66.7
Federal Government	0.0	0.0	0.0	0.0	0.0	0.0	0.0
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**11.4**	**16.6**	**16.9**	**15.2**	**20.0**	**30.3**	**33.9**
TOTAL GROSS LOANS	**3,439.1**	**3,735.0**	**3,824.9**	**3,654.4**	**4,000.4**	**4,742.6**	**4,926.6**
Loan Loss Reserves	440.2	455.6	480.7	503.9	531.1	570.2	596.3
TOTAL NET LOANS	**2,998.9**	**3,279.4**	**3,344.1**	**3,150.4**	**3,469.3**	**4,172.4**	**4,330.3**
Receivables,Sundry Debtors & Adv. Payments	715.5	472.6	616.7	814.1	614.4	697.2	879.9
Fixed Assets (net)	151.8	80.7	142.8	174.7	192.5	196.8	191.9
Repossessed Assets	1.8	1.7	1.8	1.7	1.7	1.8	1.8
Permanent Equity Investments	235.3	270.1	229.8	267.6	367.1	305.5	416.8
Deferred Taxes (net)	0.0	1.1	1.1	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	334.9	418.6	356.9	330.0	239.7	246.3	255.7
TOTAL ASSETS	**9,547.4**	**9,674.8**	**10,634.6**	**9,645.9**	**10,761.1**	**12,117.0**	**12,107.8**

LIABILITIES	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05
DEPOSITS	**2,786.7**	**2,820.8**	**3,591.9**	**3,459.5**	**3,980.2**	**4,788.9**	**4,600.8**
Demand Deposits	883.0	969.3	1,075.0	1,110.2	1,259.4	1,492.7	1,844.2
Time Deposits	97.9	102.1	123.5	111.4	95.6	76.7	95.5
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0	0.0
MTN´s	1,805.8	1,749.4	2,393.4	2,237.9	2,625.2	3,219.5	2,661.1
Contingency claim & Premium Reserves	**1,648.0**	**1,649.0**	**1,703.8**	**1,667.1**	**1,692.1**	**1,786.5**	**1,803.3**
INTERBANK LOANS & OTHER	202.0	305.5	28.4	226.5	71.3	252.3	228.1
REPO & DERIVATIVES OPERATIONS	**865.1**	**895.6**	**881.2**	**89.2**	**79.4**	**65.7**	**88.6**
Repo Operations	4.6	5.6	5.8	3.0	1.0	1.8	2.5
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	860.6	890.1	875.4	86.2	78.4	63.9	86.1
OTHER ACCOUNTS PAYABLE	**766.2**	**594.3**	**913.1**	**563.9**	**921.0**	**1,006.8**	**925.9**
Income tax & Employee profit sharing	68.1	57.4	42.7	33.7	44.5	47.2	69.7
Other accounts payable	698.0	536.9	870.4	530.3	876.5	959.7	856.2
DEFERRED TAXES	534.4	548.4	554.0	605.3	726.5	717.3	749.3
DEFERRED CREDITS	0.1	0.1	0.1	19.6	0.1	0.1	0.0
TOTAL LIABILITIES	**6,802.5**	**6,813.7**	**7,672.5**	**6,631.2**	**7,470.5**	**8,617.6**	**8,396.2**
STOCKHOLDERS´ EQUITY							
SUSCRIBED CAPITAL	**1,009.0**	**1,008.7**	**1,008.7**	**1,008.7**	**1,008.7**	**1,008.7**	**1,008.7**
Paid-in Capital	1,009.0	1,008.7	1,008.7	1,008.7	1,008.7	1,008.7	1,008.7
EARNED CAPITAL	**1,668.3**	**1,781.4**	**1,879.7**	**1,932.9**	**2,187.5**	**2,388.1**	**2,597.2**
Retained Earnings	1,853.3	1,862.7	2,170.6	2,172.5	2,401.2	2,244.3	2,630.8
Adjusments for changes in Accounting Principles	(355.7)	(400.2)	(368.3)	(446.5)	(457.3)	(493.5)	(163.0)
Net Income of the period	170.7	318.9	77.4	206.9	243.6	637.3	129.4
Minority Interest	67.5	71.0	73.6	73.1	94.4	102.5	105.7
TOTAL STOCKHOLDERS´ EQUITY	**2,744.9**	**2,861.1**	**2,962.1**	**3,014.7**	**3,290.6**	**3,499.3**	**3,711.7**
LIABILITIES & STOCKHOLDERS' EQUITY	**9,547.4**	**9,674.8**	**10,634.6**	**9,645.9**	**10,761.1**	**12,117.0**	**12,107.8**

BANCO INBURSA

Consolidated Income Statement

US GAAP

(MM USD)

	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Interest Income	93.9	96.5	97.1	101.1	112.2	126.1	156.5
Interest Expense	46.7	(6.8)	32.3	30.4	34.6	53.3	55.6
Financial Margin	**47.2**	**103.3**	**64.7**	**70.7**	**77.6**	**72.8**	**100.9**
Loan Loss Provisions	26.5	18.2	23.6	28.5	24.5	33.8	27.0
Risk Adjusted Net Interest Income	**20.8**	**85.1**	**41.1**	**42.2**	**53.0**	**39.0**	**73.9**
Comissions and Fees	16.1	12.6	14.4	16.4	18.2	11.5	17.9
Market-Related Income	8.1	10.5	(32.1)	76.9	4.6	57.7	39.8
Operating Revenues	**45.0**	**108.3**	**23.3**	**135.5**	**75.8**	**108.2**	**131.6**
Non-Interest Expense	26.8	30.4	25.5	26.4	28.6	30.6	30.2
Operating Income	**18.2**	**77.9**	**(2.1)**	**109.1**	**47.2**	**77.6**	**101.4**
Other Income (Expenses)	0.0	0.0	0.0	0.3	(0.3)	0.0	0.0
Earnings Before Taxes	**18.2**	**77.9**	**(2.1)**	**109.4**	**46.9**	**77.6**	**101.4**
Incurred Income Tax & Profit Sharing	2.9	2.0	3.0	1.8	2.4	1.3	21.7
Deferred Income Tax	1.2	3.8	(22.6)	51.7	18.0	(2.9)	20.8
Net Income before Subsidiaries' Net Income	**14.1**	**72.1**	**17.5**	**55.9**	**26.5**	**79.2**	**58.9**
Subsidiaries' Net Income	(4.5)	(1.7)	8.3	(5.3)	18.6	4.3	10.4
Continous Operations' Net Income	**9.7**	**70.4**	**25.7**	**50.6**	**45.1**	**83.5**	**69.3**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Minority Interest	(2.5)	3.6	(0.2)	(0.1)	(0.3)	(0.1)	(0.3)
Net Income	**7.1**	**74.0**	**25.5**	**50.5**	**44.8**	**83.4**	**69.0**

BANCO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05
Cash & Due From Banks	**569.5**	**547.8**	**826.1**	**628.4**	**561.5**	**890.5**	**712.9**
Financial Instruments	**1,133.3**	**1,035.0**	**1,208.7**	**1,046.5**	**1,713.1**	**1,762.6**	**1,301.2**
Negotiable	628.7	568.3	798.9	545.1	1,191.9	1,476.8	989.9
For Sale	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Held to Maturity	504.5	466.6	409.7	501.2	521.0	285.6	311.1
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**762.3**	**773.8**	**772.4**	**160.9**	**149.7**	**128.5**	**323.4**
Repo Operations	4.1	2.6	2.9	2.7	1.0	0.9	1.6
Derivatives	758.2	771.2	769.5	158.1	148.7	127.6	321.9
Guarantee Instruments	0.0	0.0	0.0	0.0	0.0	0.0	0.0
LOANS	**3,435.6**	**3,842.1**	**4,109.9**	**4,058.5**	**4,182.9**	**4,915.2**	**5,118.9**
Commercial	3,124.3	3,519.8	3,771.2	3,713.7	3,818.3	4,533.2	4,707.7
Interbank	62.6	75.8	82.3	78.9	69.1	72.6	66.3
Consumer	243.5	237.7	239.6	242.7	252.4	258.1	278.2
Housing	5.1	8.7	16.7	23.1	43.2	51.3	66.7
Federal Government	0.0	0.0	0.0	0.0	0.0	0.0	0.0
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**11.4**	**16.6**	**16.9**	**15.2**	**20.0**	**30.3**	**33.4**
Total Gross Loans	**3,447.0**	**3,858.7**	**4,126.8**	**4,073.6**	**4,203.0**	**4,945.5**	**5,152.3**
Preventive Provision for Credit Risks	**440.2**	**455.6**	**480.7**	**503.9**	**531.1**	**570.2**	**596.3**
Total Net Loans	**3,006.8**	**3,403.1**	**3,646.1**	**3,569.7**	**3,671.8**	**4,375.3**	**4,556.0**
Receivables & Sundry Debtors	371.2	107.3	274.2	325.8	214.6	286.7	502.2
Fixed Assets (net)	20.2	19.6	17.8	33.2	33.5	34.6	33.7
Repossessed Property	1.8	1.7	1.8	1.7	1.7	1.8	1.8
Permanent Equity Investments	175.6	180.2	180.7	218.7	311.7	244.6	345.3
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	14.8	31.5	32.5	56.6	46.5	46.2	45.3
TOTAL ASSETS	**6,055.4**	**6,100.1**	**6,960.1**	**6,041.5**	**6,704.1**	**7,770.8**	**7,821.8**

LIABILITIES	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05
Deposits	**2,792.3**	**2,826.2**	**3,597.3**	**3,466.4**	**3,991.0**	**4,793.7**	**4,608.9**
Demand Deposits	888.5	974.7	1,080.4	1,117.0	1,270.2	1,497.4	1,852.3
Time Deposits	97.9	102.1	105.1	111.4	95.6	76.7	95.5
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0	0.0
MTN´s	1,805.8	1,749.4	2,411.8	2,237.9	2,625.2	3,219.5	2,661.1
Interbank Loans & Other	202.0	421.3	322.4	226.5	268.1	252.4	227.4
Repo Operations	0.9	0.2	1.9	1.5	0.2	0.6	0.8
Trading Options	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	860.6	890.1	875.4	86.2	78.4	63.9	86.1
Other Accounts Payable	415.1	126.6	328.5	279.6	306.7	553.1	600.5
Income Tax & Employee Profit Sharing	11.3	12.7	4.0	4.6	6.4	5.9	21.5
Deferred Taxes	224.4	223.2	201.9	246.6	267.2	270.0	289.7
Deferred Credits	0.1	0.1	0.1	19.6	0.1	0.1	0.1
TOTAL LIABILITIES	**4,506.6**	**4,500.3**	**5,331.5**	**4,331.1**	**4,918.0**	**5,939.6**	**5,834.9**
STOCKHOLDERS´ EQUITY							
SUSCRIBED CAPITAL	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**
Paid-in Capital	987.1	987.1	987.1	987.1	987.1	987.1	987.1
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**561.6**	**612.6**	**641.4**	**723.3**	**799.0**	**844.2**	**999.7**
Capital Reserves	226.4	226.4	226.4	231.1	231.1	231.1	231.1
Retained Earnings	1,001.9	1,001.9	1,048.3	1,200.4	1,200.4	1,216.7	1,216.7
Adjustment for Changes on Accounting Principles	(710.8)	(733.8)	(662.6)	(788.0)	(757.4)	(812.1)	(521.6)
Net income of the period	40.7	114.7	25.5	76.0	120.9	204.3	69.0
Minority Interest	3.5	3.5	3.8	3.8	4.0	4.3	4.5
Total Stockholders´ Equity	**1,548.8**	**1,599.8**	**1,628.6**	**1,710.4**	**1,786.1**	**1,831.3**	**1,986.8**
LIABILITIES & STOCKHOLDERS´ EQUITY	**6,055.4**	**6,100.1**	**6,960.1**	**6,041.5**	**6,704.1**	**7,770.8**	**7,821.8**

SEGUROS INBURSA
Income Statement
US GAAP
(MM USD)

	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Revenue	**145.5**	**142.5**	**167.9**	**168.4**	**148.1**	**192.8**	**166.9**
Premiums	129.6	130.9	142.9	150.4	135.5	169.9	147.4
Investments Net.	15.9	11.5	25.0	18.0	12.7	22.9	19.4
Expenses and Claims	**125.8**	**144.4**	**145.6**	**142.3**	**125.1**	**160.1**	**140.9**
Claims and Other Contractual Obligations	76.1	88.0	93.0	97.8	76.5	100.1	87.4
Acquisition Cost	26.7	26.0	30.6	30.2	31.9	31.5	32.6
Policies Dividends	2.3	3.2	2.5	1.2	1.9	3.2	1.7
Other Reserves Increase	0.0	0.0	0.0	0.4	(0.0)	(0.4)	0.0
Operating Expenses	20.7	27.2	19.5	12.8	15.0	25.7	19.3
Income Before Subsidiaries Results	**19.7**	**(2.0)**	**22.3**	**26.1**	**23.0**	**32.7**	**25.9**
Subsidiaries Result	0.4	(0.6)	0.5	1.1	5.1	0.9	0.8
Income Before Taxes	**20.1**	**(2.6)**	**22.8**	**27.1**	**28.1**	**33.6**	**26.7**
Income tax	9.3	(12.3)	5.6	(3.6)	3.1	4.7	5.4
Deferred Income tax	1.7	(5.8)	4.1	9.8	9.9	(7.1)	(1.2)
Net income	**9.0**	**15.5**	**13.1**	**20.9**	**15.0**	**36.1**	**22.5**

SEGUROS INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05
Investments	**977.1**	**984.6**	**1,076.6**	**953.5**	**991.5**	**1,228.2**	**1,275.5**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**402.3**	**497.2**	**468.0**	**463.9**	**500.2**	**650.2**	**682.9**
Fixed Income	402.3	497.2	468.0	463.9	500.2	650.2	682.9
Equity	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Investements for Sale	**480.4**	**394.7**	**511.3**	**388.9**	**415.4**	**505.3**	**513.8**
Fixed Income	313.7	229.6	347.8	224.5	232.6	320.7	332.0
Equity	166.7	165.1	163.5	164.4	182.7	184.6	181.8
Held to Maturity Investments	0.0	0.0	0.0	0.0	0.3	0.0	0.0
Investments on Real Estate for Leasing	11.8	11.5	11.4	11.1	11.1	11.3	11.2
Investments on Subsidiaries	15.7	14.8	15.4	15.4	19.9	21.6	22.4
Loans on policies	66.9	66.4	70.4	74.2	44.6	39.9	45.3
Cash	0.8	2.6	(2.5)	116.9	162.9	1.5	(10.3)
Interest Debtors	2.3	2.2	2.8	2.7	2.7	8.1	4.4
Premium debtors & Receivable	195.5	215.2	173.3	170.1	153.6	193.3	178.2
Reinsurers and receivable	**118.2**	**104.6**	**105.1**	**104.5**	**85.4**	**89.4**	**79.5**
Benefitts and claims	48.5	43.7	58.5	53.8	50.7	41.1	38.8
Policies reserves	69.7	60.9	46.6	50.7	34.7	48.3	40.7
Deferred Aquisition cost	58.1	58.5	57.7	58.4	57.4	60.8	62.1
Fixed Assets, net	43.7	42.2	42.4	59.5	40.4	42.1	41.5
Other assets	56.3	58.3	67.6	60.0	60.9	68.5	81.6
Total assets	**1,452.0**	**1,468.4**	**1,523.1**	**1,525.6**	**1,554.7**	**1,691.9**	**1,712.5**

LIABILITIES	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05
Technical reserves	**731.6**	**730.1**	**761.3**	**737.9**	**737.7**	**791.0**	**800.7**
Unearned premium reserve, claims pending for paid, life & health	273.3	283.1	303.8	296.2	320.8	357.3	379.2
Pending claims reserve, accidents & casualties and health	156.1	152.0	170.7	163.8	154.7	142.0	132.0
Other insurances fund	*61.2*	*62.3*	*60.7*	*58.9*	*60.6*	*64.2*	*67.1*
Unearned premiums reserve of accident & casualty, and health	241.0	232.7	226.1	219.1	201.5	227.5	222.4
Other reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**43.8**	**47.9**	**26.1**	**27.2**	**29.0**	**34.1**	**22.1**
Retained deposits	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Reinsurance premiums and payable	43.7	47.8	26.1	27.2	28.9	34.0	22.0
Deferred taxes	201.8	205.2	221.1	228.3	249.4	247.4	245.7
Income tax & profit sharing	26.6	11.2	18.5	2.0	2.3	14.6	21.8
Value Added Tax	24.5	28.6	23.6	23.6	19.9	24.5	23.5
Other labilities	70.8	75.5	77.4	80.8	80.8	93.6	90.4
Total liabilities	**1,099.2**	**1,098.5**	**1,128.2**	**1,099.8**	**1,118.9**	**1,205.3**	**1,204.3**
STOCKHOLDERS' EQUITY							
Paid in capital	52.1	52.1	52.1	52.1	52.1	52.1	52.1
Other reserves	43.9	49.8	58.8	63.3	71.5	79.5	76.9
Net Income	73.0	88.5	13.1	34.0	49.0	85.1	22.5
Retained earnings	209.4	209.0	298.5	298.2	297.8	305.6	381.9
Acummulated Deferred Taxes	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)
Adjustments for Changes in Accounting Principles	30.4	26.5	28.5	34.2	19.1	18.0	28.6
Gain on valuation of real estate	56.7	56.7	56.7	56.7	58.9	58.9	58.9
Total stockholders equity	**352.8**	**369.9**	**394.8**	**425.8**	**435.8**	**486.5**	**508.2**
Total liabilities and stockholders equity	**1,452.0**	**1,468.4**	**1,523.1**	**1,525.6**	**1,554.7**	**1,691.9**	**1,712.5**

PENSIONES INBURSA
Income Statement
(MM USD)

	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Revenue	**20.9**	**50.4**	**43.1**	**70.2**	**278.0**	**56.7**	**58.3**
Premiums	1.6	(6.5)	(8.2)	10.8	(6.5)	(13.5)	0.7
Investments Net.	19.3	56.9	51.3	59.4	284.5	70.2	57.6
Expenses and Claims	**11.4**	**12.8**	**19.9**	**13.4**	**14.4**	**14.5**	**13.7**
Claims and Other Contractual Obligations	15.9	14.5	16.8	14.8	15.4	15.4	16.1
Acquisition Cost	1.6	2.1	0.6	0.2	0.2	0.6	0.6
Policies Dividends	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other Reserves Increase	2.0	1.9	1.6	1.4	1.6	1.7	1.5
Operating Expenses	(8.1)	(5.7)	0.9	(3.0)	(2.7)	(3.3)	(4.5)
Income Before Taxes	**9.5**	**37.6**	**23.1**	**56.9**	**263.5**	**42.2**	**44.6**
Income tax	2.1	2.1	1.2	7.7	8.6	5.9	4.5
Deferred Income tax	6.1	(11.8)	1.4	11.9	87.5	(14.6)	11.3
Net income	**1.3**	**47.2**	**20.5**	**37.3**	**167.5**	**50.9**	**28.8**

PENSIONES INBURSA
Balance Sheet
(MM USD)

ASSETS	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05
Investments	**1,504.1**	**1,664.2**	**1,861.0**	**1,946.3**	**2,201.0**	**2,361.5**	**2,309.9**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**400.9**	**532.7**	**253.0**	**19.6**	**476.2**	**914.4**	**970.1**
Fixed Income	101.5	88.6	253.0	19.6	9.3	294.2	337.3
Equity	299.4	444.1	0.0	0.0	466.9	620.2	632.7
Investements for Sale	**127.7**	**126.4**	**767.8**	**649.7**	**462.3**	**126.1**	**141.2**
Fixed Income	126.9	125.5	623.1	370.7	329.0	124.6	139.7
Equity	0.8	0.9	144.7	279.0	133.3	1.5	1.4
Held to Maturity Investments	967.8	1,004.5	840.0	1,029.4	1,058.5	1,123.5	1,134.2
Derivatives	0.0	0.0	0.0	57.2	52.6	45.6	63.3
Investments on Real Estate for Leasing	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Loans on policies	7.7	0.6	0.3	0.4	0.1	0.6	1.2
Guarantee investments	0.0	0.0	0.0	190.0	151.2	151.2	0.0
Cash	1.7	3.0	2.3	0.4	(0.0)	0.4	0.3
Interest Debtors	16.1	30.5	46.5	66.0	64.1	28.9	16.4
Premium debtors & Receivable	0.7	0.6	0.0	52.5	31.8	32.2	34.0
Reinsurers and receivable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Benefitts and claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Policies reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Aquisition cost	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Fixed Assets, net	72.0	3.2	67.9	68.2	105.0	105.9	104.4
Other assets	193.5	256.0	190.8	138.2	53.9	59.3	66.9
Total assets	**1,788.1**	**1,957.5**	**2,168.5**	**2,271.6**	**2,455.7**	**2,588.2**	**2,531.9**

LIABILITIES	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05
Technical reserves	**915.7**	**918.1**	**939.7**	**928.1**	**951.6**	**992.9**	**998.8**
Unearned premium reserve, claims pending for paid, life & health	891.5	894.0	914.9	903.8	926.6	966.7	972.7
Pending claims reserve, accidents & casualties and health	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other insurances fund	0.1	0.0	0.2	0.0	0.1	0.2	0.0
Unearned premiums reserve of accident & casualty, and health	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other reserves	24.1	24.1	24.6	24.3	24.9	26.0	26.1
Reinsurances payable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurance premiums and payable	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred taxes	106.1	116.2	125.7	125.4	203.8	194.6	205.2
Income tax & profit sharing	8.1	11.8	2.5	5.7	8.7	12.3	14.2
Value Added Tax	0.2	0.1	0.3	0.2	0.0	(3.0)	(3.0)
Other labilities	128.8	243.0	405.1	519.5	426.8	437.4	333.6
Total liabilities	**1,159.0**	**1,289.3**	**1,473.4**	**1,578.9**	**1,591.0**	**1,634.1**	**1,548.8**
STOCKHOLDERS' EQUITY							
Paid in capital	438.4	438.4	438.4	438.4	438.4	438.4	438.4
Other reserves	5.6	5.3	6.1	3.9	4.3	4.2	3.6
Net Income	27.1	74.3	20.5	57.8	225.3	276.2	28.8
Retained earnings	165.2	165.1	239.4	219.4	198.2	210.8	486.9
Acummulated Deferred Taxes	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Adjustments for Changes in Accounting Principles	(71.1)	(82.2)	(79.0)	(96.1)	(91.7)	(73.7)	(75.8)
Minority Interest	64.0	67.5	69.8	69.3	90.3	98.2	101.2
Total stockholders equity	**629.1**	**668.3**	**695.2**	**692.7**	**864.7**	**954.1**	**983.1**
Total liabilities and stockholders equity	**1,788.1**	**1,957.5**	**2,168.5**	**2,271.6**	**2,455.7**	**2,588.2**	**2,531.9**

OPERADORA INBURSA
Income Statement
US GAAP
(MM USD)

	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Earnings from Investment Sales	0.0	(1.8)	0.1	0.1	0.0	0.1	0.2
Asset Management Income	3.7	4.5	4.1	4.1	4.2	4.4	4.6
Earnings form Interest	0.1	1.9	0.0	0.2	0.1	0.2	0.2
Unrealized Gain on Portfolio Valuation	0.0	0.0	0.0	0.0	0.0	(0.0)	0.0
Total Earnings	**3.8**	**4.6**	**4.2**	**4.3**	**4.3**	**4.7**	**5.0**
General Expenses	0.2	3.5	0.3	0.2	0.2	1.1	0.2
Total expenses	**0.2**	**3.5**	**0.3**	**0.2**	**0.2**	**1.1**	**0.2**
Earnings Before Taxes	**3.5**	**1.1**	**3.9**	**4.2**	**4.1**	**3.6**	**4.8**
Incurred Income Tax & Profit Sharing	1.2	1.1	1.3	1.5	1.3	1.1	1.3
Defferred Income Tax	0.5	(5.2)	1.1	0.4	0.5	0.5	0.1
Net Income Before Deferred Accounts	**1.9**	**5.2**	**1.6**	**2.3**	**2.3**	**2.0**	**3.3**
Earnings from subsidiaries	1.4	(5.9)	3.0	0.9	1.8	2.6	0.4
Unadjusted for monetary position result	**3.3**	**(0.7)**	**4.6**	**3.2**	**4.0**	**4.6**	**3.7**
Net income result actualization	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net Income	**3.3**	**(0.7)**	**4.6**	**3.2**	**4.0**	**4.6**	**3.7**

OPERADORA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05
Cash	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	6.5	8.8	10.9	4.8	7.5	10.6	10.5
Sundry Debtors	1.2	1.3	1.4	1.3	1.4	1.5	1.5
Permanent investments	25.4	26.3	29.5	29.6	31.3	35.0	34.9
Receivable Taxes	3.7	4.6	1.8	3.2	4.4	0.4	0.4
TOTAL ASSETS	**36.8**	**41.0**	**43.6**	**38.9**	**44.7**	**47.6**	**47.4**
LIABILITIES							
Sundry Creditors	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Payable Taxes	3.5	4.6	1.8	2.7	4.0	0.4	0.4
Deferred Income Tax	1.2	1.6	2.3	2.6	3.1	3.6	3.6
TOTAL LIABILITIES	**4.8**	**6.2**	**4.0**	**5.3**	**7.1**	**4.0**	**4.0**
STOCKHOLDERS´ EQUITY							
Paid in Capital	1.3	1.3	1.3	1.3	1.3	1.3	1.3
Legal Reserve	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Retained Earnings	45.0	45.0	28.0	50.8	50.8	50.8	51.2
Surplus (deficit) from equity restatement	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net income	11.4	10.7	4.6	7.9	11.9	16.5	3.7
Forex effect on Stockholders´equity	(25.9)	(22.5)	5.3	(26.6)	(26.7)	(25.4)	(13.0)
TOTAL STOCKHOLDERS´ EQUITY	**32.0**	**34.8**	**39.6**	**33.6**	**37.6**	**43.5**	**43.4**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**36.8**	**41.0**	**43.6**	**38.9**	**44.7**	**47.6**	**47.4**

FIANZAS GUARDIANA INBURSA
Income Statement
US GAAP
(MM USD)

	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Revenue	**6.8**	**6.8**	**6.0**	**9.9**	**12.2**	**3.4**	**8.4**
Premiums	7.0	7.7	5.2	8.5	5.9	9.7	8.3
Investments Net.	0.4	0.8	0.5	(0.5)	0.4	(0.0)	0.2
Earnings (losses) realized on investments	(0.6)	(1.7)	0.4	1.9	6.0	(6.3)	(0.0)
Benefitts, Expenses and Claims	**4.1**	**4.7**	**4.0**	**1.8**	**4.5**	**(2.0)**	**4.5**
Benefitts, Claims and Adjustments	3.9	4.8	3.9	2.0	3.8	4.7	4.3
Acquisition Cost	(0.4)	(0.7)	(0.4)	(0.7)	0.1	(0.5)	(0.4)
Operating Expenses	0.7	0.5	0.5	0.4	0.6	(6.2)	0.6
Income Before Taxes	**2.7**	**2.1**	**2.0**	**8.1**	**7.7**	**5.4**	**3.9**
Income tax	4.8	1.8	1.0	1.2	1.4	2.2	1.8
Deferred Income tax	0.3	(5.1)	(0.5)	(0.0)	0.0	0.3	(0.2)
Net income	**(2.4)**	**5.4**	**1.5**	**6.9**	**6.3**	**3.0**	**2.4**

FIANZAS GUARDIANA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETES	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05
Investments	**64.0**	**66.1**	**66.2**	**63.3**	**74.7**	**81.0**	**84.2**
Negotiable Investments	**23.6**	**23.2**	**0.0**	**19.9**	**(0.5)**	**29.2**	**34.6**
Fixed Income	23.6	23.2	0.0	19.9	(0.6)	29.2	34.6
Equity	0.0	0.0	0.0	0.0	0.1	0.0	0.0
Investements for Sale	**36.5**	**38.9**	**62.2**	**38.8**	**70.1**	**46.3**	**43.5**
Fixed Income	0.0	8.4	21.6	10.7	23.8	19.7	21.8
Equity	36.4	30.6	40.6	28.1	46.3	26.6	21.7
Loans on policies	3.9	3.9	4.0	4.6	5.2	5.6	6.1
Cash	0.2	0.5	0.3	0.3	0.5	0.2	0.4
Premium debtors & Receivable	3.8	3.5	3.7	4.4	4.0	6.5	7.3
Reinsurers and receivable	**2.2**	**3.1**	**3.8**	**6.5**	**6.0**	**3.5**	**3.5**
Benefitts and claims	0.1	0.1	0.1	2.7	2.6	0.0	0.0
Policies reserves	2.2	3.0	3.7	3.8	3.4	3.5	3.5
Deferred Aquisition cost	(0.6)	(1.1)	(1.3)	(1.3)	(1.0)	(1.5)	(1.5)
Fixed Assets, net	2.2	2.0	1.9	1.9	1.9	1.9	1.8
Other assets	2.7	3.2	1.3	3.7	5.2	5.5	2.4
Total assets	**74.5**	**77.3**	**75.8**	**78.8**	**91.2**	**97.0**	**98.1**

LIABILITIES	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05
Technical reserves	**0.7**	**0.8**	**2.8**	**1.0**	**2.8**	**2.6**	**3.8**
Pending claims reserve, accidents & casualties and health	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	0.6	0.7	2.7	1.0	2.7	2.5	3.7
Other reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**1.6**	**1.3**	**1.4**	**1.7**	**1.6**	**0.9**	**1.4**
Retained deposits	0.6	0.6	0.6	0.6	0.5	0.6	0.6
Reinsurance premiums and payable	1.0	0.7	0.9	1.1	1.2	0.4	0.8
Income tax & profit sharing	10.7	7.1	7.2	7.2	9.1	7.0	1.3
Value Added Tax	0.8	0.9	0.8	0.8	0.9	1.2	3.3
Other labilities	7.6	9.2	3.1	5.6	6.9	7.5	7.3
Total liabilities	**21.3**	**19.2**	**15.3**	**16.2**	**21.5**	**19.2**	**17.1**
STOCKHOLDERS´ EQUITY							
Paid in capital	11.0	11.0	11.0	11.0	11.0	11.0	11.0
Other reserves	3.4	5.2	5.5	6.1	6.6	7.2	7.2
Net Income	4.4	9.7	1.5	8.5	14.8	17.7	2.4
Retained earnings	36.6	34.5	44.9	38.2	38.1	42.6	61.1
Acummulated Deferred Taxes	(3.6)	(3.5)	(3.5)	(3.4)	(3.4)	(3.5)	(3.5)
Others	1.4	1.1	1.1	2.2	2.7	2.8	2.8
Adjustmens for changes on Principle Accounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total stockholders equity	**53.2**	**58.1**	**60.5**	**62.5**	**69.8**	**77.8**	**81.0**
Total liabilities and stockholders equity	**74.5**	**77.3**	**75.8**	**78.8**	**91.2**	**97.0**	**98.1**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Earnings from management and custody	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Earnings from mutual funds operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Income	0.1	0.1	0.0	0.1	0.3	(0.1)	0.0
Comissions	8.3	9.1	16.9	15.3	8.8	12.9	6.9
Dividends from investments	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income from sale of securities	2.1	3.4	4.9	3.7	2.7	6.3	2.1
Subsidiaries' Net Income	0.1	0.2	0.2	0.2	0.2	0.2	0.2
Other Income	0.0	0.2	0.0	0.0	0.1	0.4	0.0
Total Earnings	**10.7**	**13.0**	**22.0**	**19.3**	**12.1**	**19.7**	**9.3**
Interest expenses	0.0	0.0	0.0	0.0	(0.0)	0.0	0.0
Comissions and Fees	1.6	1.1	0.7	0.9	1.1	1.7	0.9
Forex exchange losses	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Personnel Expenses	(0.0)	(0.0)	0.0	0.0	0.0	0.0	0.0
General Expenses	4.0	3.4	4.2	3.5	3.3	6.6	4.0
Contingency Fund	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciations and Amortizations	0.2	0.2	0.2	0.1	0.1	0.1	0.1
Losses from subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Losses from real estate sales	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Incurred Income Tax	1.1	1.8	4.5	4.1	1.5	1.3	1.2
Incurred Employee Profit Sharing	0.0	(0.0)	0.5	(0.5)	0.0	(0.0)	0.0
Deferred taxes & Employee profit sharing	0.3	0.5	0.4	0.9	0.4	1.2	0.1
Total Expenses	**7.2**	**7.0**	**10.5**	**9.1**	**6.5**	**11.0**	**6.4**
NET INCOME	**3.5**	**6.0**	**11.5**	**10.1**	**5.7**	**8.7**	**3.0**

INVERSORA BURSATIL
Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05
Cash & Banks	0.0	0.0	0.0	0.0	0.0	0.0	0.2
Financial Instruments	**70.5**	**75.5**	**87.6**	**82.3**	**90.4**	**99.8**	**99.1**
Negotiable	70.5	75.5	87.6	82.3	90.4	99.8	99.1
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repo Operations	3.7	5.4	4.0	1.5	0.6	0.9	1.7
Other accounts receivable	0.3	0.3	0.7	0.4	0.7	0.6	0.2
Fixed assets,net	2.8	2.6	2.4	2.3	2.2	2.5	2.4
Permanent equity investments	3.7	3.8	4.1	3.8	4.1	4.2	4.4
Other Assets	6.3	7.2	6.9	11.8	13.0	7.3	8.2
TOTAL ASSETS	**87.3**	**94.8**	**105.6**	**102.3**	**111.1**	**115.3**	**116.2**
LIABILITIES							
Repo Operations	3.7	5.3	3.9	1.5	0.8	1.2	1.8
Other Account Payable	**11.3**	**12.1**	**11.6**	**14.1**	**16.6**	**9.8**	**7.4**
Income Tax & Employee profit sharing provision	7.4	9.5	8.3	11.1	13.5	6.6	4.3
Sundry creditors & other accounts payable	3.9	2.6	3.3	3.0	3.1	3.2	3.1
Deferred taxes	1.9	2.3	3.1	3.5	4.0	5.3	5.1
Total Liabilities	**16.9**	**19.7**	**18.6**	**19.1**	**21.3**	**16.3**	**14.3**
STOCKHOLDERS´ EQUITY							
Paid-in capital	22.3	22.3	22.3	25.0	25.0	25.0	25.0
Earned Capital	48.1	52.7	64.8	58.2	64.8	74.0	76.9
Capital reserves	7.1	7.1	7.1	7.8	7.8	7.8	7.8
Retained earnings	25.3	25.3	42.4	27.6	27.6	27.6	63.6
Net icome	11.1	17.1	11.5	21.6	27.3	36.0	3.0
Forex effect on Stockholders´equity	4.7	3.3	3.8	1.2	2.1	2.6	2.6
Total Stockholders' Equity	**70.5**	**75.1**	**87.1**	**83.2**	**89.8**	**99.0**	**101.9**
TOTAL LIABILITIES & STOCKHOLDERS´EQUITY	**87.3**	**94.8**	**105.6**	**102.3**	**111.1**	**115.3**	**116.2**

CNBV GAAP
Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement
(quarterly)
MM of constant pesos as of March 31, 2005

(MM Ps.)	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Interest Income	3,286.1	2,789.6	2,063.0	2,677.4	2,551.7	2,349.5	2,880.0	3,087.6	3,806.2
Interest Expense	(2,471.1)	(2,028.4)	(1,493.1)	(2,123.5)	(1,820.2)	(1,556.7)	(2,070.0)	(2,746.3)	(2,938.6)
Monetary Position	(121.5)	(35.6)	(84.7)	(214.6)	(168.7)	(151.3)	(257.1)	(433.5)	(132.0)
FINANCIAL MARGIN	**693.6**	**725.6**	**485.2**	**339.3**	**562.9**	**641.5**	**552.9**	**(92.2)**	**735.6**
Loan Loss Provisions	329.8	334.4	312.0	217.7	275.5	342.6	284.7	384.0	302.0
RISK ADJUSTED NII	**363.8**	**391.2**	**173.2**	**121.6**	**287.4**	**299.0**	**268.2**	**(476.2)**	**433.6**
Comissions & Tariffs	212.1	425.8	278.2	320.5	394.5	385.8	351.1	513.0	379.6
Market-Related Income	241.8	(710.9)	87.0	797.5	(263.8)	1,030.4	156.1	1,014.3	678.5
TOTAL OPERATING INCOME	**817.6**	**106.1**	**538.4**	**1,239.6**	**418.1**	**1,715.2**	**775.4**	**1,051.0**	**1,491.7**
Administrative Expenses	325.6	371.7	414.9	436.5	398.1	396.1	418.8	529.6	437.5
OPERATING INCOME	**492.0**	**(265.6)**	**123.5**	**803.1**	**20.0**	**1,319.1**	**356.6**	**521.5**	**1,054.2**
Other Expenses (Products)	152.9	(14.7)	15.1	115.2	186.6	(177.6)	(25.5)	(33.8)	(23.3)
NET INCOME BEFORES TAXES	**339.1**	**(250.9)**	**108.4**	**687.9**	**(166.5)**	**1,496.7**	**382.2**	**555.2**	**1,077.5**
Income Tax & Employee profit sharing	138.9	33.1	55.4	49.9	97.6	80.0	49.4	33.3	263.3
Deferred Taxes	73.7	132.1	85.6	(47.3)	(132.1)	418.1	131.9	199.4	106.1
NET INCOME BEFORE SUBSIDIARIES	**126.5**	**(416.1)**	**(32.6)**	**685.4**	**(132.1)**	**998.7**	**200.8**	**322.6**	**708.1**
Participated net income from subs.	729.6	620.7	301.9	419.2	791.4	159.1	1,979.9	1,007.5	614.0
RESULTS FROM CONTINUED OPERATION	**856.1**	**204.7**	**269.3**	**1,104.6**	**659.3**	**1,157.8**	**2,180.7**	**1,330.1**	**1,322.1**
Extraordinary Income	0.0	0.0	0.0	13.3	0.0	0.0	0.0	91.1	0.0
NET INCOME	**856.1**	**204.7**	**269.3**	**1,117.9**	**659.3**	**1,157.8**	**2,180.7**	**1,421.3**	**1,322.1**
MINORITARY INTEREST	**2.1**	**7.8**	**2.2**	**(0.2)**	**2.7**	**0.9**	**1.9**	**0.7**	**2.7**

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet

MM Ps as of March 31, 2005

ASSETS	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05
Cash & due from Banks	**4,515.8**	**8,347.1**	**7,254.0**	**7,015.9**	**9,874.3**	**7,553.5**	**6,558.3**	**10,007.1**	**7,972.2**
Financial Instruments	**6,272.1**	**14,658.6**	**14,226.8**	**13,245.3**	**14,897.0**	**12,900.4**	**21,185.7**	**21,084.3**	**15,831.3**
Negotiable	6,172.3	14,541.4	8,238.3	7,684.2	10,116.5	6,871.6	15,098.0	17,872.9	12,351.5
For Sale	2.0	2.0	2.0	1.9	1.9	1.9	1.9	1.9	1.8
Held to Maturity	97.8	115.2	5,986.5	5,559.1	4,778.6	6,026.9	6,085.8	3,209.5	3,478.0
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**85.3**	**201.5**	**92.3**	**125.4**	**302.0**	**1,952.6**	**1,755.2**	**1,455.1**	**3,646.6**
Repo Operations	85.3	86.6	92.3	125.4	302.0	51.3	18.9	20.7	48.6
Securities to be received in credit Operat	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	114.9	0.0	0.0	0.0	1,901.4	1,736.3	1,434.4	3,598.0
LOANS	**50,981.0**	**48,860.5**	**40,677.2**	**45,680.5**	**47,849.2**	**48,717.5**	**48,791.9**	**55,169.7**	**57,158.2**
Commercial	46,668.0	44,139.3	36,983.1	41,840.7	43,899.2	44,572.3	44,532.8	50,876.8	52,560.8
Interbank	4,209.4	4,630.0	743.0	903.5	959.9	948.9	807.1	816.1	741.4
Consumer	8.2	9.9	2,889.8	2,832.3	2,795.1	2,918.1	2,948.0	2,900.7	3,110.1
Housing	95.3	81.1	61.1	103.7	194.8	278.1	504.0	576.2	745.8
Federal Government	0.2	0.2	0.3	0.3	0.3	0.3	0.0	0.0	0.0
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**829.3**	**218.4**	**135.5**	**197.7**	**197.4**	**182.3**	**234.2**	**340.3**	**378.9**
TOTAL GROSS LOANS	**51,810.3**	**49,078.9**	**40,812.7**	**45,878.2**	**48,046.6**	**48,899.9**	**49,026.0**	**55,510.0**	**57,537.1**
Loan Loss Reserves	4,547.9	4,792.6	5,224.2	5,428.2	5,607.8	6,059.1	6,203.8	6,407.5	6,665.6
TOTAL NET LOANS	**47,262.4**	**44,286.3**	**35,588.5**	**40,450.0**	**42,438.8**	**42,840.8**	**42,822.2**	**49,102.5**	**50,871.5**
Receivables,Sundry Debtors & Adv. Payment	9,575.0	12,254.0	4,032.8	827.8	3,144.8	3,947.5	2,533.7	3,203.1	5,636.0
Fixed Assets (net)	597.7	638.6	715.8	708.9	673.1	669.7	648.3	653.7	636.6
Repossessed Assets	21.4	21.4	21.2	20.8	20.5	20.5	20.2	19.8	19.7
Permanent Equity Investments	9,444.9	9,094.3	12,479.8	12,842.9	13,533.7	13,858.7	15,745.9	16,781.7	17,405.1
Deferred Taxes (net)	13.1	13.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0
Other assets,deferred charges & intangible	507.1	531.2	546.1	648.7	685.9	841.2	728.1	591.7	602.2
TOTAL ASSETS	**78,294.8**	**90,046.0**	**74,957.3**	**75,885.7**	**85,570.1**	**84,584.9**	**91,997.7**	**102,899.0**	**102,621.0**

LIABILITIES	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05
DEPOSITS	**34,184.1**	**37,986.5**	**33,119.6**	**33,665.9**	**41,953.1**	**41,668.5**	**46,604.4**	**53,863.4**	**51,510.3**
Demand Deposits	8,719.4	9,440.1	10,527.3	11,607.0	12,593.7	13,419.6	14,824.5	16,822.1	20,696.9
Time Deposits	23,503.9	26,583.2	22,592.3	22,058.9	29,359.5	28,248.9	31,779.9	37,041.3	30,813.3
Bank Bonds	1,960.8	1,963.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
INTERBANK LOANS & OTHER	2,799.8	6,198.1	2,397.5	5,019.3	3,761.2	2,723.3	3,131.4	2,836.2	2,549.9
	594.3	**63.2**	**1,078.6**	**1,353.3**	**1,180.7**	**1,073.0**	**927.5**	**738.6**	**990.9**
Repo Operations	76.9	63.2	54.1	97.0	79.9	36.1	11.3	20.1	28.4
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	517.4	0.0	1,024.5	1,256.3	1,100.8	1,037.0	916.2	718.4	962.6
OTHER ACCOUNTS PAYABLE	**7,673.1**	**13,063.7**	**5,292.6**	**1,685.6**	**4,059.1**	**3,651.3**	**3,929.2**	**6,353.3**	**7,072.2**
Income tax & Employee profit sharing	406.0	232.9	272.9	111.9	179.3	240.6	299.5	93.1	317.0
Other accounts payable	7,267.1	12,830.9	5,019.8	1,573.7	3,879.8	3,410.7	3,629.7	6,260.1	6,755.3
DEFERRED TAXES	259.0	371.4	437.7	381.6	230.7	643.5	760.9	879.8	960.3
DEFERRED CREDITS	390.2	157.9	188.9	188.8	201.4	236.1	1.0	0.9	0.9
TOTAL LIABILITIES	**45,900.6**	**57,840.9**	**42,514.9**	**42,294.5**	**51,386.3**	**49,995.7**	**55,354.5**	**64,672.2**	**63,084.5**
STOCKHOLDERS' EQUITY									
SUSCRIBED CAPITAL	**13,989.0**	**14,024.1**	**13,978.7**	**13,987.7**	**14,004.2**	**14,008.6**	**13,961.2**	**14,022.3**	**13,997.0**
Paid-in Capital	13,096.4	13,128.4	13,085.8	13,094.2	13,109.6	13,113.7	13,069.3	13,126.6	13,102.8
Share Subscription Premium	892.6	895.7	893.0	893.5	894.6	894.9	891.8	895.7	894.1
Subordinated debt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**18,373.0**	**18,141.1**	**18,421.5**	**19,561.5**	**20,134.9**	**20,534.9**	**22,634.6**	**24,156.2**	**25,488.6**
Capital Reserves	1,925.6	3,224.7	3,186.8	3,188.9	3,192.6	3,277.0	3,265.9	3,280.2	3,274.3
Retained Earnings	31,880.6	30,105.3	30,014.5	30,033.9	32,508.0	31,496.9	31,390.3	31,527.8	36,873.9
Valuation surplus (Deficit) of available for sale instr	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Valuation effects on affiliates and associated firms	(1,235.0)	(1,136.0)	(1,039.6)	(1,029.4)	(1,136.7)	(962.2)	(974.7)	(959.6)	(901.1)
Surplus (deficit) from Equity Restatement	(15,052.2)	(15,103.8)	(15,058.2)	(15,067.9)	(15,085.6)	(15,090.4)	(15,039.3)	(15,105.2)	(15,077.9)
Net Income of the period	854.0	1,050.9	1,318.0	2,436.1	656.6	1,813.6	3,992.4	5,413.0	1,319.3
Minority Interest	32.2	40.0	42.1	41.9	44.7	45.6	47.4	48.3	50.9
TOTAL STOCKHOLDERS´ EQUITY	**32,394.2**	**32,205.1**	**32,442.4**	**33,591.2**	**34,183.8**	**34,589.2**	**36,643.2**	**38,226.8**	**39,536.5**
LIABILITIES & STOCKHOLDERS' EQUITY	**78,294.8**	**90,046.0**	**74,957.3**	**75,885.7**	**85,570.1**	**84,584.9**	**91,997.7**	**102,899.0**	**102,621.0**

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM Ps as of March, 2005

CUSTOMER POSITION ACCOUNTS	Mar-05
CUSTOMER CURRENT ACCOUNTS	**(155.3)**
Customer bank balances	0.6
Custumer transaction liquidations	(155.9)
Client loans	
CUSTOMER SECURITIES	**682,371.5**
Assets in custody or under administration	681,372.7
Assets received in guarantee	998.8
TRANSACTIONS ON BEHALF OF CUSTOM	**39,911.7**
Customer Repos	39,911.7
Customer Securities Loans	
Purchase of Derivatives	
TOTAL CUSTOMER POSITION	**722,127.8**

COMPANY POSITION ACCOUNTS	Mar-05
REGISTRY ACCOUNTS	**723,818.7**
Guarantees granted	
Assets under trust	180,840.0
Assets under custody or administration	538,817.8
Irrevocable lines of credit granted	2,795.3
Shares held in custody	1,108.1
Other contingent obligations	257.6
REPO OPERATIONS	
	(0.4)
Receivables on repurchase agreements	76,735.2
Reporchase agreement creditors	(76,735.6)
	8.2
Repurchase agreement debtors	66,914.2
Payables on repurchase agreements	(66,906.0)
TOTAL OWN POSITION	**723,826.6**

GRUPO FINANCIERO INBURSA
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT MARCH 2005
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NO MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2004	**13,102.8**	**894.1**	**3,274.3**	**31,470.7**	**(15,077.9)**	**(957.8)**	**5,403.2**	**48.2**	**38,157.7**
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									
Transfer of 2004 results				5,403.2			(5,403.2)		0.0
Dividend payment									0.0
Reserve creation for future aquisition of stocks									0.0
Repurchase of stocks									0.0
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							1,319.3		1,319.3
No monetary assets results						56.8			56.8
Minority Interest								2.7	2.7
BALANCE AT MARCH 31, 2005	**13,102.8**	**894.1**	**3,274.3**	**36,873.9**	**(15,077.9)**	**(901.1)**	**1,319.3**	**50.9**	**39,536.5**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT MARCH 31, 2005

(MM PS)

	Mar-05
OPERATING ACTIVITIES	
Net Income	1,319.3
Subsidiaries' Income	(614.0)
Depreciation & Amortization	38.9
Loan Loss Reserves	302.0
Market Related Result	(596.7)
Deferred taxes	106.1
	555.6
Cash increase (decrease) from funding	(2,255.7)
Cash increase (decrease) from Loan Portfolio	(2,159.8)
Cash increase (decrease) from Trading Operation	5,811.6
Cash increase (decrease) from Derivative Financial Instruments	(1,940.4)
Cash increase (decrease) in Accounts Payable-Recivable	(1,743.6)
Banking Loans & Other Financial Institutions	(281.2)
	(2,569.2)
Cash flow from operating activities	**(2,013.6)**
Financing Activities	
Increase (decrease) of Stocholders' Equity	0.0
Dividend payment	0.0
Cash Flow From Financing Activities	**0.0**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	(3.2)
Decrease of deferred loans	
Decrease on personnel loans	
Cash Flow From Investment Activities	**(3.2)**
Net Increase in Cash	**(2,016.8)**
Cash at beginning of the period	**9,989.0**
Cash at end of period	**7,972.2**

BANCO INBURSA

Consolidated Income Statement

(MM constant Ps. as of March, 2005)	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Interest Income	2,456.1	2,023.1	1,574.1	1,709.0	1,830.3	1,902.8	2,380.2	2,339.5	2,843.7
Interest Expense	1,583.3	1,333.4	1,071.2	1,226.8	1,173.8	1,178.8	1,618.4	1,932.1	1,951.4
Monetary Position	(116.8)	(36.9)	(79.4)	(158.1)	(160.1)	(126.2)	(239.4)	(401.9)	(122.6)
Financial Margin	**756.0**	**652.8**	**423.6**	**324.1**	**496.3**	**597.8**	**522.4**	**5.5**	**769.7**
Loan Loss Provisions	329.8	334.4	312.0	217.7	275.5	342.6	284.7	384.0	301.6
Risk Adjusted Net Interest Income	**426.2**	**318.4**	**111.5**	**106.5**	**220.8**	**255.2**	**237.8**	**(378.5)**	**468.1**
Comissions and Fees	171.5	340.0	163.8	213.2	198.9	223.4	261.1	382.5	313.8
Market-Related Income	89.9	(766.5)	69.8	767.3	(314.5)	989.8	110.3	828.4	563.1
Operating Revenues	**687.5**	**(108.1)**	**345.2**	**1,087.0**	**105.3**	**1,468.4**	**609.1**	**832.4**	**1,345.0**
Non-Interest Expense	273.7	307.0	308.4	354.5	314.4	342.4	359.3	413.7	367.8
Operating Income	**413.9**	**(415.2)**	**36.7**	**732.5**	**(209.0)**	**1,126.0**	**249.9**	**418.7**	**977.2**
Other Income (Expenses)	(145.3)	4.7	(21.7)	(159.5)	(171.0)	144.8	11.0	9.7	8.5
Earnings Before Taxes	**268.6**	**(410.4)**	**15.1**	**573.0**	**(380.0)**	**1,270.8**	**260.8**	**428.4**	**985.7**
Incurred Income Tax & Profit Sharing	117.5	(4.1)	26.7	13.2	27.4	11.4	14.3	1.8	232.5
Deferred Income Tax	68.3	113.5	77.6	(57.0)	(150.0)	407.4	120.3	180.5	105.8
Net Income Before Subsidiaries' Net Income	**82.7**	**(519.8)**	**(89.3)**	**616.9**	**(257.4)**	**852.0**	**126.2**	**246.1**	**647.4**
Subsidiaries' Net Income	401.6	37.4	(13.5)	36.2	119.8	(60.8)	162.8	50.2	115.7
Continous Operations' Net Income	**484.3**	**(482.5)**	**(102.8)**	**653.1**	**(137.6)**	**791.2**	**288.9**	**296.3**	**763.0**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	13.3	0.0	0.0	0.0	91.1	0.0
Minority Interest	(2.1)	(7.8)	(2.2)	0.2	(2.7)	(0.9)	(1.9)	(0.7)	(2.7)
Net Income	**482.2**	**(490.3)**	**(105.0)**	**666.6**	**(140.3)**	**790.4**	**287.0**	**386.7**	**760.3**

BANCO INBURSA

Consolidated Balance Sheet (MM Constant Ps. as of March, 2005)

Assets	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Cash & Due From Banks	**4,515.7**	**8,347.1**	**7,253.8**	**7,013.9**	**9,874.3**	**7,555.8**	**6,558.8**	**10,007.1**	**7,968.2**
Financial Instruments	**4,874.8**	**12,333.8**	**12,702.9**	**11,622.7**	**13,344.6**	**11,817.5**	**20,009.3**	**19,806.7**	**14,545.0**
Negotiable	4,775.0	12,216.6	6,714.5	6,061.6	8,564.1	5,788.7	13,921.6	16,595.4	11,065.3
For Sale	2.0	2.0	2.0	1.9	1.9	1.9	1.9	1.9	1.8
Held to Maturity	97.8	115.2	5,986.5	5,559.1	4,778.6	6,026.9	6,085.8	3,209.5	3,478.0
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**47.0**	**139.2**	**48.7**	**61.5**	**46.6**	**1,934.2**	**1,748.4**	**1,444.4**	**3,615.3**
Repo Operations	47.0	24.3	48.7	61.5	46.6	32.8	12.1	10.1	17.3
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	114.9	0.0	0.0	0.0	1,901.4	1,736.3	1,434.4	3,598.0
LOANS	**51,041.6**	**48,934.2**	**40,771.2**	**45,774.2**	**47,941.4**	**48,799.4**	**48,858.4**	**55,234.7**	**57,220.9**
Commercial	46,728.6	44,133.5	37,077.1	41,934.4	43,991.4	44,654.1	44,599.3	50,941.8	52,623.6
Interbank	4,209.4	4,709.6	743.0	903.5	959.9	948.9	807.1	816.1	741.4
Consumer	8.2	9.9	2,889.8	2,832.3	2,795.1	2,918.1	2,948.0	2,900.7	3,110.1
Housing	95.3	81.1	61.1	103.7	194.8	278.1	504.0	576.2	745.8
Federal Government	0.2	0.2	0.3	0.3	0.3	0.3	0.0	0.0	0.0
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**829.3**	**218.4**	**135.5**	**197.7**	**197.4**	**182.3**	**234.2**	**340.3**	**372.9**
Total Gross Loans	**51,870.9**	**49,152.6**	**40,906.7**	**45,971.9**	**48,138.9**	**48,981.7**	**49,092.5**	**55,574.9**	**57,593.8**
Preventive Provision for Credit Risks	**(4,547.9)**	**(4,792.6)**	**(5,224.2)**	**(5,428.2)**	**(5,607.8)**	**(6,059.1)**	**(6,203.8)**	**(6,407.5)**	**(6,665.2)**
Total Net Loans	**47,323.0**	**44,360.0**	**35,682.5**	**40,543.8**	**42,531.1**	**42,922.7**	**42,888.7**	**49,167.4**	**50,928.6**
Receivables,Sundry Debtors & Adv. Payments	9,552.9	10,491.6	4,013.4	805.6	3,112.7	3,917.6	2,506.1	3,175.4	5,613.7
Fixed Assets (net)	453.5	483.2	535.5	537.0	513.6	517.6	500.2	502.5	489.2
Repossessed Property	21.4	21.4	21.2	20.8	20.5	20.5	20.2	19.8	19.7
Permanent Equity Investments	4,797.6	2,833.3	2,972.0	2,924.4	2,927.3	3,049.4	3,173.1	3,242.7	3,357.2
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	437.3	434.4	423.5	582.4	588.1	668.9	530.6	509.1	495.9
TOTAL ASSETS	72,023.3	79,444.0	63,653.6	64,112.1	72,958.9	72,404.0	77,935.3	87,875.1	87,032.7

LIABILITIES	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Deposits	**34,200.4**	**38,366.5**	**33,134.8**	**33,668.5**	**41,962.4**	**41,680.0**	**46,616.0**	**53,868.4**	**51,518.8**
Demand Deposits	8,735.7	9,465.6	10,542.5	11,609.6	12,602.9	13,431.1	14,836.1	16,827.0	20,705.1
Time Deposits	23,503.9	26,937.7	22,592.3	22,058.9	29,359.5	28,248.9	31,779.9	37,041.3	30,813.7
Bank Bonds	1,960.8	1,963.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interbank Loans & Other	2,799.7	6,198.1	2,397.4	5,019.3	3,761.2	2,723.3	3,131.4	2,836.2	2,542.4
Repo Operations	37.7	6.6	10.6	33.3	34.3	17.8	2.5	6.5	8.7
Credit Related Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	517.4	0.0	1,024.5	1,256.3	1,100.8	1,037.0	916.2	718.4	962.6
Other Accounts Payable	7,215.6	12,765.9	4,945.4	1,507.8	3,832.2	3,361.6	3,582.1	6,214.9	6,712.5
Income Tax & Employee Profit Sharing	319.7	124.5	153.0	31.1	63.8	73.3	90.7	15.0	251.0
Deferred Taxes	229.3	338.6	409.6	348.5	176.8	582.4	689.3	783.3	864.4
Deferred Credits	390.2	157.9	188.9	188.7	201.4	236.1	1.0	0.9	0.9
TOTAL LIABILITIES	**45,709.9**	**57,958.1**	**42,264.2**	**42,053.6**	**51,132.9**	**49,711.4**	**55,029.2**	**64,443.6**	**62,861.3**
SUSCRIBED CAPITAL	**13,922.8**	**13,970.5**	**13,928.3**	**13,937.3**	**13,953.7**	**13,958.1**	**13,910.8**	**13,971.7**	**13,946.5**
Paid-in Capital	13,922.8	13,970.5	13,928.3	13,937.3	13,953.7	13,958.1	13,910.8	13,971.7	13,946.5
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**12,390.6**	**7,515.4**	**7,461.1**	**8,121.3**	**7,872.3**	**8,734.4**	**8,995.3**	**9,459.8**	**10,224.9**
Capital Reserves	4,141.9	4,390.5	4,377.2	4,380.1	4,385.2	4,442.0	4,427.0	4,446.4	4,438.3
Retained Earnings	17,152.6	12,519.4	12,481.6	12,489.6	13,058.5	12,893.6	12,849.9	12,906.2	14,204.3
Income of Changes on Accounting Principles	28.8	53.2	124.1	113.1	(7.7)	174.2	172.9	215.5	234.3
Available for Sale	(0.0)	0.0	0.0	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
Surplus (deficit) from equity restatement	(9,447.0)	(9,479.4)	(9,450.8)	(9,456.9)	(9,468.0)	(9,471.0)	(9,438.9)	(9,480.2)	(9,463.1)
Net income of the period	482.2	(8.1)	(113.1)	553.5	(140.3)	650.1	937.1	1,323.8	760.3
Minority Interest	32.0	39.9	42.0	41.8	44.6	45.5	47.3	48.1	50.8
Total Stockholders´ Equity	**26,313.3**	**21,485.9**	**21,389.4**	**22,058.6**	**21,826.0**	**22,692.5**	**22,906.1**	**23,431.5**	**24,171.4**
LIABILITIES & STOCKHOLDERS´ EQUITY	72,023.3	79,444.0	63,653.6	64,112.1	72,958.9	72,404.0	77,935.3	87,875.1	87,032.7

MEMORANDUM ACCOUNTS

MM Constant Ps. as of March, 2005	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Guarantees Granted	29.3	26.8	10.9	10.9	5.2	14.1	0.0	0.0	0.0
Other Contingent Obligations	11,453.2	11,972.4	10,757.2	10,572.0	8,994.2	9,049.3	8,891.2	6,870.4	135.8
Irrevocable Lines of Credit Granted	2,364.2	2,306.6	2,150.7	2,079.9	2,227.4	2,989.5	2,862.9	3,234.6	2,795.3
Goods in Trust or Mandate	137,419.1	138,954.9	137,961.7	140,761.4	161,070.8	162,461.2	165,160.6	177,907.3	180,840.0
Investment Banking Operations on Behalf of Th	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Goods in Custody or Under Administration	313,513.7	352,956.4	385,526.3	427,654.2	487,409.0	459,014.1	494,296.7	579,932.5	538,263.0
Loan Portfolio Clasification	54,298.7	54,336.7	43,096.7	48,095.3	0.0	0.0	0.0	0.0	0.0
Amounts Contracted in Derivative Instruments	91,371.3	108,324.7	131,888.8	144,170.8	0.0	0.0	0.0	0.0	0.0
Other accounts	0.0	0.0	0.0	0.0	0.0	514,277.0	513,583.5	593,088.4	610,376.7
	610,449.4	**668,878.5**	**711,392.2**	**773,344.6**	**659,706.6**	**1,147,805.2**	**1,184,794.9**	**1,361,033.3**	**1,332,410.8**
Receivables on Repurchase Agreements	38,992.2	45,057.7	38,488.6	46,193.2	35,332.4	38,894.3	40,819.6	33,917.3	36,823.5
Repurchase Agreement Creditors	39,029.9	45,064.3	38,440.0	46,195.7	35,298.0	38,894.3	40,810.5	33,909.9	36,818.8
Net	**(37.7)**	**(6.6)**	**48.7**	**(2.5)**	**34.4**	**0.0**	**9.1**	**7.4**	**4.7**
Repurchase Agreement Debtors	16,159.2	27,617.6	16,808.5	24,058.9	20,445.8	14,394.2	8,411.2	11,479.0	30,492.9
Payables on Repurchase Agreements	16,112.2	27,593.3	16,819.1	24,028.1	20,467.9	14,379.2	8,410.8	11,482.8	30,489.0
Net	**47.0**	**24.3**	**(10.6)**	**30.8**	**(22.1)**	**15.0**	**0.4**	**(3.8)**	**3.9**

BANCO INBURSA, S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT MARCH 2005
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NON MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2004	**13,946.5**	**0.0**	**4,438.3**	**12,882.9**	**(9,463.1)**	**215.1**	**1,321.4**	**48.0**	**23,389.2**
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									
Transfer of 2004 results				1,321.4			(1,321.4)		0.0
Reserves creation									0.0
Dividens Payment									0.0
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							760.3		760.3
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									
No monetary assets results						19.2			19.2
Minority Interest								2.7	2.7
BALANCE AT MARCH 31. 2005	**13,946.5**	**-**	**4,438.3**	**14,204.3**	**(9,463.1)**	**234.3**	**760.3**	**50.8**	**24,171.4**

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT MARCH 31, 2005

(MM PS)

	Mar-05
OPERATING ACTIVITIES	
Net Income	760.3
Subsidiaries' Income	(115.7)
Depreciation & Amortization	31.5
Loan Loss Reserves	301.6
Market Related Result	503.3
Goodwill amort.	10.5
Minoritary Interest	0.0
Deferred taxes	105.8
	1,597.5
Cash increase (decrease) from funding	(1,927.8)
Cash increase (decrease) from Loan Portfolio	(2,447.6)
Decrease or Increase in treasury transactions	3,731.7
Cash increase (decrease) from Derivative Financial Instruments	0.0
Banking Loans & Other Financial Institutions	(271.6)
Other increase (decrease) related with the operation	0.0
Repo Operations	0.0
	(915.4)
Cash flow from operating activities	**682.1**
Financing Activities	
Dividends Payment	0.0
Cash Flow From Financing Activities	**0.0**
Investments Activities	
Buy(sell) of fixed permanent stocks	(181.7)
Buy(sell) of fixed assets	(10.4)
Receivables,Sundry Debtors & Adv. Payments	561.1
Deferred Charges	(2.5)
Repossessed Property	0.0
Other financing activities	0.0
Other Accounts Payable & Recievable	(3,009.0)
Cash Flow From Investment Activities	**(2,642.7)**
Net Increase in Cash	**(1,960.6)**
Cash at beginning of the period	**9,928.7**
Cash at end of period	**7,968.2**

OPERADORA INBURSA

Income Statement

(MM Constant Ps. as of March, 2005)	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Earnings from Investment Sales	1.0	1.1	0.3	0.5	0.8	0.6	0.3	1.2	2.1
Asset Management Income	38.5	41.8	42.1	41.7	47.9	49.0	47.4	48.0	51.5
Earnings form Interest	0.0	0.8	0.0	0.1	0.5	0.2	0.2	0.1	0.8
Unrealized Gain on Portfolio Valuation	16.5	(6.5)	0.6	(0.5)	(0.5)	1.9	0.4	1.7	1.6
Total Earnings	**56.0**	**37.1**	**43.0**	**41.8**	**48.7**	**51.7**	**48.3**	**51.0**	**55.9**
General Expenses	1.9	2.1	2.4	2.4	3.3	2.2	1.9	12.4	2.8
Total expenses	**1.9**	**2.1**	**2.4**	**2.4**	**3.3**	**2.2**	**1.9**	**12.4**	**2.8**
Earnings Before Taxes	**54.1**	**35.0**	**40.6**	**39.4**	**45.4**	**49.5**	**46.5**	**38.6**	**53.2**
Incurred Income Tax & Profit Sharing	18.8	18.9	18.6	16.9	26.8	22.3	20.5	17.0	16.6
Net Income Before Deferred Accounts	**35.3**	**16.1**	**22.0**	**22.5**	**18.6**	**27.3**	**25.9**	**21.7**	**36.5**
Earnings from subsidiaries	6.3	35.7	16.0	15.4	35.0	11.6	19.8	28.4	4.5
Unadjusted for monetary position result	**41.6**	**51.8**	**38.0**	**37.9**	**53.6**	**38.9**	**45.7**	**50.1**	**41.0**
Monetary position	**(5.2)**	**(1.7)**	**(2.6)**	**(6.6)**	**(7.2)**	**(0.5)**	**(5.7)**	**(10.1)**	**(3.1)**
Net income result actualization	0.1	0.0	0.8	2.5	0.3	0.0	1.5	3.4	0.1
Net income	**36.6**	**50.2**	**36.2**	**33.8**	**46.7**	**38.4**	**41.5**	**43.4**	**38.0**

OPERADORA INBURSA

BALANCE SHEET (MM Constant Ps. as of March, 2005)

ASSETS	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Cash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	231.2	48.4	77.5	104.4	127.3	57.6	89.2	118.8	159.7
Sundry Debtors	20.4	33.2	44.8	57.5	25.3	41.5	56.4	22.0	17.6
Permanent investments	252.5	288.4	301.9	313.4	343.6	356.1	370.6	393.7	395.1
Receivable Taxes	13.1	13.1	12.9	12.7	12.5	12.5	12.3	0.0	13.3
TOTAL ASSETS	**517.2**	**383.2**	**437.2**	**488.0**	**508.6**	**467.8**	**528.5**	**534.4**	**585.7**
LIABILITIES & STOCKHOLDERS' EQUITY									
Sundry Creditors	0.4	0.1	0.3	0.3	0.0	0.0	0.0	0.0	0.0
Payable Taxes	14.4	28.7	42.0	55.0	16.8	33.0	47.8	4.4	17.3
Deferred Income Tax	19.2	9.5	14.7	18.5	30.4	30.7	36.1	40.8	42.0
TOTAL LIABILITIES	**34.0**	**38.3**	**56.9**	**73.8**	**47.2**	**63.7**	**84.0**	**45.2**	**59.3**
STOCKHOLDERS' EQUITY									
Stockholders' Equity	21.6	21.7	21.6	21.6	21.7	21.7	21.6	21.7	21.6
Legal Reserve	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0
Retained Earnings	469.9	281.4	280.6	280.7	437.9	342.2	341.0	342.5	511.6
Surplus (deficit) from equity restatement	(48.8)	(49.0)	(48.8)	(48.9)	(48.9)	(48.9)	(48.8)	(49.0)	(48.9)
Net income	36.6	86.7	122.9	156.7	46.8	85.2	126.7	170.0	38.0
TOTAL STOCKHOLDERS' EQUITY	**483.3**	**344.9**	**380.3**	**414.2**	**461.4**	**404.1**	**444.5**	**489.3**	**526.4**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**517.2**	**383.2**	**437.2**	**488.0**	**508.6**	**467.8**	**528.5**	**534.4**	**585.7**

INVERSORA BURSATIL

Income Statement

(MM Constant Ps. as of March, 2005)	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Commisions & Tariffs	41.1	85.8	77.8	95.6	187.6	171.7	90.5	131.0	66.8
Earnings From Services	**41.1**	**85.8**	**77.8**	**95.6**	**187.6**	**171.7**	**90.5**	**131.0**	**66.8**
Income from sale of securities	138.5	18.6	6.3	10.0	24.2	14.6	26.3	132.7	117.7
Interest Income	2.3	0.6	0.8	0.7	6.5	6.6	(7.5)	(1.7)	0.2
Interest Expense	(114.9)	2.5	6.4	10.2	(0.0)	0.0	(3.1)	(128.1)	(89.9)
Unrealized gain on Portfolio Valuation	(4.1)	42.5	12.2	20.5	26.8	24.2	19.0	51.4	(3.9)
Monetary Position	(8.3)	(2.3)	(5.4)	(15.8)	(14.6)	(0.9)	(13.0)	(22.4)	(6.5)
Financial Margin	**13.5**	**61.9**	**20.3**	**25.5**	**42.9**	**44.4**	**21.7**	**32.0**	**17.5**
Operating Income	**54.6**	**147.7**	**98.0**	**121.1**	**230.5**	**216.1**	**112.3**	**162.9**	**84.3**
General Expenses	39.6	44.7	48.5	42.3	50.3	44.4	40.4	77.8	45.9
Operating Margin	**15.0**	**102.9**	**49.5**	**78.8**	**180.2**	**171.7**	**71.9**	**85.1**	**38.4**
Other Expenses (Income)	(0.7)	(0.8)	(0.5)	(1.6)	7.1	(0.3)	(1.3)	(4.9)	(0.4)
Net Income Before Income Tax & Profit Sharing	**15.7**	**103.7**	**50.0**	**80.4**	**173.1**	**172.0**	**73.2**	**90.0**	**38.8**
Incurred Income Tax & Profit Sharing	7.5	21.9	12.8	21.8	52.6	49.4	17.4	15.8	13.5
Deffered Income Tax	(0.7)	13.5	2.8	5.6	5.7	6.3	5.6	13.5	(1.3)
Net Income Before Subsidiaries' Net Income	**8.9**	**68.4**	**34.3**	**53.0**	**114.8**	**116.3**	**50.3**	**60.7**	**26.6**
Subsidiaries' Net Income	1.1	1.9	1.5	2.5	1.8	2.2	2.1	2.1	2.1
Net Income	**10.0**	**70.3**	**35.8**	**55.6**	**116.6**	**118.6**	**52.4**	**62.8**	**28.7**

INVERSORA BURSATIL

BALANCE SHEET (MM Constant Ps. as of March, 2005)

ASSETS	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Cash & Banks	**0.0**	**1.1**	**0.4**	**0.5**	**0.4**	**0.5**	**0.5**	**0.4**	**2.5**
FINANCIAL INSTRUMENTS	**788.6**	**797.3**	**836.8**	**899.7**	**1,022.0**	**989.8**	**1,056.2**	**1,121.7**	**1,108.1**
Negotiable	788.6	797.3	836.8	899.7	1,022.0	989.8	1,056.2	1,121.7	1,108.1
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**38.3**	**56.9**	**43.6**	**63.9**	**46.1**	**18.4**	**6.6**	**10.4**	**18.8**
Repo Operations	38.3	56.9	43.6	63.9	46.1	18.4	6.6	10.4	18.8
Other accounts receivable	5.9	3.2	3.6	3.4	7.6	4.3	8.3	7.3	2.8
Fixed assets,net	43.5	44.9	43.4	31.9	30.1	28.8	28.2	27.7	26.4
Permanent equity investments	43.2	42.8	44.3	45.2	47.3	46.3	48.2	46.9	48.9
Other Assets	54.6	63.9	74.2	85.3	80.5	142.4	151.9	81.6	91.9
TOTAL ASSETS	**974.0**	**1,010.2**	**1,046.5**	**1,129.9**	**1,234.0**	**1,230.6**	**1,299.9**	**1,296.0**	**1,299.3**
LIABILITIES & STOCKHOLDERS' EQUITY									
LIABILITIES									
Securities & Derivatives	**39.2**	**56.6**	**43.5**	**63.7**	**45.6**	**18.3**	**8.8**	**13.7**	**19.7**
Repo Operations	39.2	56.6	43.5	63.7	45.6	18.3	8.8	13.7	19.7
Other Account Payable	**102.8**	**121.2**	**134.2**	**143.7**	**135.3**	**169.3**	**193.4**	**110.4**	**82.8**
Income Tax & Employee profit sharing provision	71.4	79.0	88.4	112.7	97.4	133.2	157.7	74.1	48.2
Sundry creditors & other accounts payable	31.4	42.2	45.9	31.0	37.9	36.1	35.7	36.3	34.6
Deferred taxes	9.7	23.2	25.9	30.9	36.1	42.4	47.2	55.2	53.4
Total Liabilities	**151.8**	**201.0**	**203.6**	**238.3**	**217.0**	**230.0**	**249.4**	**179.3**	**156.0**
STOCKHOLDERS' EQUITY									
Suscribed capital	**526.9**	**555.8**	**554.0**	**554.4**	**555.0**	**587.0**	**585.0**	**587.6**	**586.5**
Paid-in capital	526.9	555.8	554.0	554.4	555.0	587.0	585.0	587.6	586.5
Earned Capital	**295.4**	**253.4**	**288.9**	**337.2**	**462.0**	**413.6**	**465.5**	**529.1**	**556.9**
Capital reserves	55.0	58.4	58.2	58.2	58.3	66.8	66.5	66.8	66.7
Retained earnings	435.5	319.7	318.7	318.9	491.2	315.6	314.5	315.9	665.1
Valuation effect in assoc. & affiliated companies	32.1	32.8	32.9	33.0	33.5	33.6	33.6	33.8	33.7
Surplus (deficit) of equity restatement	(237.3)	(237.9)	(237.1)	(244.7)	(237.5)	(237.6)	(236.8)	(237.9)	(237.4)
Net icome	10.0	80.3	116.2	171.7	116.6	235.2	287.6	350.4	28.7
Stockholders' Equity	**822.2**	**809.1**	**842.9**	**891.5**	**1,017.0**	**1,000.5**	**1,050.5**	**1,116.7**	**1,143.4**
Total Liabilities & Stockholders´ Equity	**974.0**	**1,010.2**	**1,046.5**	**1,129.9**	**1,234.0**	**1,230.6**	**1,299.9**	**1,296.0**	**1,299.3**

SEGUROS INBURSA

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of March, 2005)	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Premiums written	1,585.9	2,258.5	2,440.4	2,235.1	2,099.3	2,166.7	2,092.1	2,692.6	1,904.4
Premiums ceded	154.9	735.6	361.7	535.6	207.5	466.0	371.8	477.7	241.4
Retained Premiums	**1,430.9**	**1,522.9**	**2,078.7**	**1,699.5**	**1,891.8**	**1,700.7**	**1,720.3**	**2,214.9**	**1,663.0**
Increased in reserve for unearned premiums	**74.3**	**205.3**	**484.0**	**170.0**	**156.4**	**319.3**	**622.5**	**299.8**	**162.3**
Retained earned premiums	**1,356.7**	**1,317.6**	**1,594.8**	**1,529.5**	**1,735.4**	**1,381.4**	**1,097.9**	**1,915.0**	**1,500.7**
Net Acquisition Cost	**322.5**	**337.2**	**280.8**	**328.4**	**338.4**	**383.7**	**353.4**	**346.2**	**317.6**
Commisions to agents	141.8	200.5	144.5	179.2	147.4	161.5	130.4	165.6	147.6
Additional compensation to agents	59.7	67.2	83.4	92.7	70.3	88.6	101.7	100.1	101.6
Commisions for re-insurance taken	0.1	0.0	1.6	0.0	0.0	0.1	4.0	0.1	1.1
Commisions for re-insurance given	(27.6)	(98.5)	(97.4)	(99.1)	(41.3)	(58.4)	(59.4)	(89.1)	(48.0)
Coverage on losses excess	36.8	36.9	42.3	46.1	47.0	45.9	41.4	40.3	42.6
Others	111.8	131.1	106.4	109.4	115.2	146.1	135.3	129.3	72.7
Net cost of claims and contractual obligations	**780.8**	**948.5**	**985.4**	**926.9**	**1,118.4**	**1,224.8**	**917.8**	**1,076.6**	**1,008.1**
Claims and other contractual obligations	820.9	950.6	978.9	921.2	1,178.7	1,234.6	917.5	1,077.4	1,027.7
Claims recovered from re-insurance	40.1	2.1	(6.5)	(5.7)	60.3	9.8	(0.3)	0.7	19.6
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**253.3**	**31.9**	**328.6**	**274.1**	**278.6**	**(227.2)**	**(173.3)**	**492.2**	**175.0**
Net Increase in other technical reserve	**(52.8)**	**19.2**	**(56.1)**	**518.1**	**(17.7)**	**10.1**	**(54.1)**	**(13.1)**	**(10.0)**
Catastrophic risks reserves	(48.9)	19.0	(52.9)	620.4	(14.7)	10.2	(50.8)	82.8	(9.2)
Preventions reserves	(3.9)	0.2	(3.1)	(102.3)	(3.0)	(0.1)	(3.2)	(95.9)	(0.7)
Contingency claim reserves	(0.0)	0.0	(0.0)	(0.0)	(0.0)	0.0	(0.0)	(0.0)	(0.0)
Other reserves	(0.0)	0.1	(0.1)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
Gross profit	**306.1**	**12.7**	**384.7**	**(243.9)**	**296.3**	**(237.3)**	**(119.3)**	**505.3**	**184.9**
Net operating expenses	**166.1**	**183.4**	**188.5**	**234.8**	**176.3**	**144.4**	**143.3**	**161.3**	**133.7**
Administrative and operating expenses	(13.7)	(9.5)	(26.2)	(4.4)	(58.7)	(76.9)	(76.9)	(80.8)	(97.5)
Personnel expenses	168.6	177.1	199.7	224.0	222.6	208.8	209.4	230.6	219.5
Depreciation and amortization	11.2	15.8	15.0	15.2	12.4	12.6	10.8	11.4	11.7
Operating Profits	**140.1**	**(170.7)**	**196.2**	**(478.7)**	**120.1**	**(381.8)**	**(262.6)**	**344.0**	**51.2**
Net Financial Income	**51.4**	**464.5**	**98.7**	**182.4**	**417.8**	**276.1**	**180.2**	**141.2**	**127.2**
On investments	142.5	147.7	91.9	107.1	57.0	92.8	71.8	84.2	138.7
Investments sales	23.8	8.0	(4.7)	(23.3)	135.6	58.4	68.4	216.4	46.6
Investments revaluation	(30.0)	300.8	67.9	174.9	348.4	114.7	161.0	27.2	1.5
Charges on premiums	19.5	20.9	21.1	20.9	19.6	20.5	21.2	19.8	19.9
Others	(0.0)	0.8	6.8	4.3	3.2	9.8	4.2	5.4	9.8
Forex	5.5	(18.7)	3.2	24.1	3.4	(15.6)	0.7	2.5	0.3
REPOMO	(109.8)	5.0	(87.6)	(125.5)	(149.4)	(4.6)	(147.2)	(214.3)	(89.6)
Income before income taxes & employee profit sh	**191.5**	**293.7**	**294.9**	**(296.3)**	**537.9**	**(105.7)**	**(82.4)**	**485.2**	**178.3**
Provision for income tax	87.9	113.6	139.2	(92.7)	134.1	(24.4)	46.5	75.1	48.6
Provision for employee profit sharing	28.3	34.9	41.6	(23.1)	41.8	(8.5)	7.3	30.1	16.3
Subsidiaries results	17.6	24.0	1.5	(25.4)	3.9	4.3	53.8	74.8	43.2
Net income	**92.9**	**169.2**	**115.5**	**(206.0)**	**365.9**	**(68.5)**	**(82.3)**	**454.8**	**156.7**

SEGUROS INBURSA

BALANCE SHEET Including Monetary Adjustments (MM Constant Ps. as of March, 2005)

ASSETS	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Investments	**10,660.7**	**11,270.9**	**12,307.0**	**12,470.0**	**13,306.7**	**12,239.4**	**12,324.6**	**14,640.4**	**14,992.6**
Securities	**9,319.8**	**9,691.5**	**10,696.9**	**10,835.9**	**11,647.5**	**10,510.3**	**10,999.5**	**13,389.2**	**13,702.5**
Government	4,867.6	5,466.0	6,279.3	6,296.1	6,947.0	7,022.4	7,295.6	7,198.1	7,456.0
Private companies	3,811.4	3,363.5	3,504.1	3,480.4	3,407.8	2,082.9	2,115.2	4,535.4	4,648.7
Debt Instruments	2,547.2	1,987.4	1,954.7	2,107.8	2,289.4	943.7	922.3	3,392.2	3,499.2
Equities	1,264.2	1,376.1	1,549.4	1,372.6	1,118.4	1,139.1	1,192.9	1,143.2	1,149.5
Net unrealized gain on valuation	576.8	820.2	886.0	1,033.0	1,259.7	1,373.2	1,559.1	1,567.6	1,550.2
Interest debtors	64.1	41.8	27.6	26.4	33.1	31.9	29.6	88.1	47.5
Loans	**418.1**	**658.6**	**691.1**	**686.3**	**713.3**	**785.2**	**414.5**	**342.6**	**383.4**
On policies	128.5	130.4	131.2	113.2	118.9	125.8	128.0	127.6	125.7
Secured	282.7	525.3	550.7	570.9	585.8	644.0	283.5	211.4	251.5
Unsecured	4.6	2.9	3.0	3.0	2.8	2.9	0.4	0.0	0.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	3.4	5.0	6.9
Interest debtors	2.8	1.0	7.8	1.4	8.0	14.6	1.3	1.6	2.3
Allowance for write-offs	(0.5)	(1.1)	(1.6)	(2.1)	(2.1)	(2.1)	(2.1)	(3.0)	(3.0)
Real estate	**922.7**	**920.9**	**919.0**	**947.8**	**945.9**	**943.9**	**910.6**	**908.6**	**906.7**
Real estate	65.1	65.1	64.5	63.4	62.4	62.4	55.3	54.3	53.9
Net unrealized gain on valuation	905.3	905.3	906.0	933.5	934.5	934.5	909.8	910.7	911.1
Depreciation	(47.7)	(49.6)	(51.4)	(49.1)	(51.0)	(53.0)	(54.5)	(56.4)	(58.3)
Investments for labor obligations	475.8	502.2	519.7	523.9	553.1	570.7	585.7	638.3	658.7
Current assets	**60.2**	**112.7**	**4.3**	**28.6**	**(33.1)**	**1,401.5**	**1,899.3**	**11.3**	**(120.2)**
Cash and banks	60.2	112.7	4.3	28.6	(33.1)	1,401.5	1,899.3	11.3	(120.2)
Debtors	**2,177.4**	**2,580.9**	**2,144.3**	**2,524.1**	**2,032.1**	**2,088.5**	**1,827.2**	**2,199.2**	**2,029.9**
Premium debtors	2,047.8	2,448.4	2,004.6	2,382.2	1,859.6	1,928.4	1,676.7	2,028.1	1,828.6
Agents and adjusters	4.2	4.0	4.0	3.2	2.8	3.7	3.2	3.1	4.4
Notes receivable	34.2	37.6	40.1	45.4	37.4	40.5	43.3	49.1	53.8
Employee loans	60.4	60.2	62.1	58.8	70.5	65.9	63.4	56.0	69.0
Other	47.9	47.7	50.5	54.9	82.8	72.1	63.4	83.9	96.0
Allowance for write-offs	(17.0)	(17.0)	(16.8)	(20.4)	(21.0)	(22.0)	(22.8)	(21.1)	(21.8)
Reinsurers and rebonders	**1,137.8**	**848.6**	**999.3**	**783.6**	**925.4**	**860.6**	**798.4**	**625.2**	**625.7**
Insurance and bonding companies	225.4	126.2	306.6	173.1	153.3	106.5	104.3	79.0	94.6
Retained deposits	0.5	0.5	0.6	0.6	0.5	0.6	0.5	0.5	0.5
Reinsurens share of unsettled claims	889.0	704.9	669.5	609.6	771.2	753.2	693.2	545.3	530.2
Reinsurens share of unearned premiums	22.9	17.0	22.7	0.3	0.3	0.4	0.3	0.3	0.3
Other assets	**363.2**	**237.4**	**249.4**	**275.4**	**311.8**	**242.2**	**239.1**	**247.5**	**339.6**
Furniture and equipment (net)	84.8	81.0	79.6	76.2	74.9	78.9	84.2	93.5	89.8
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
Sundry	278.0	156.1	169.4	198.8	236.4	162.9	154.5	153.6	249.4
Total assets	14,875.1	15,552.7	16,224.0	16,605.7	17,095.9	17,402.9	17,674.4	18,361.8	18,526.4

LIABILITIES	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Technical reserves	**10,999.9**	**11,116.0**	**11,679.3**	**12,190.3**	**12,475.7**	**12,896.1**	**13,257.3**	**13,200.2**	**13,346.2**
Unearned premiums	**4,682.6**	**4,859.3**	**5,394.5**	**5,543.6**	**5,693.5**	**6,066.6**	**6,642.0**	**6,929.3**	**7,204.9**
Life	2,715.4	2,987.9	3,601.1	3,687.2	3,834.4	4,112.4	4,619.8	4,962.9	5,149.4
Accident and health	1,959.0	1,863.2	1,785.2	1,848.3	1,851.1	1,946.2	2,014.2	1,958.8	2,048.0
Current bonds	8.1	8.1	8.1	8.1	7.9	8.0	8.0	7.7	7.6
Contractual obligations	**3,605.1**	**3,543.9**	**3,597.9**	**3,430.7**	**3,587.1**	**3,616.7**	**3,457.1**	**3,130.0**	**3,116.2**
Losses and maturities	1,451.4	1,432.9	1,466.6	1,515.2	1,628.8	2,196.4	2,042.4	2,134.6	2,051.0
Reserve for incurred but not reported losses	1,439.4	1,380.2	1,405.4	1,173.2	1,250.1	712.6	706.5	274.0	314.9
Policy dividends	145.8	169.1	166.7	189.8	177.1	163.8	169.6	180.4	160.7
Managed insurance funds	546.3	542.3	535.8	528.5	515.1	523.7	515.9	516.9	553.9
Deposits premiums	22.3	19.5	23.4	24.0	16.1	20.1	22.8	24.1	35.6
Prevision	**2,712.2**	**2,712.8**	**2,686.9**	**3,216.0**	**3,195.1**	**3,212.8**	**3,158.2**	**3,140.9**	**3,025.0**
Prevision	306.9	305.8	304.8	207.6	204.2	200.4	196.5	99.8	99.0
Catastrophic	2,402.8	2,404.4	2,379.6	3,006.0	2,988.5	3,010.0	2,959.3	3,038.7	2,923.6
Contingency	2.4	2.4	2.4	2.3	2.3	2.3	2.3	2.3	2.3
Specials	0.1	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Provision for labor obligations at retirement	**472.9**	**501.0**	**517.9**	**517.5**	**546.3**	**566.4**	**585.6**	**635.5**	**651.0**
Creditors	**230.2**	**222.8**	**249.3**	**308.1**	**293.2**	**321.2**	**273.2**	**316.2**	**265.6**
Agents and adjusters	191.0	176.4	210.8	240.9	201.7	202.4	225.8	233.4	187.8
Managed loss funds	6.3	7.0	7.9	8.7	7.6	7.0	6.5	6.2	5.8
Sundry	32.8	39.3	30.7	58.4	84.0	111.7	40.9	76.5	72.0
Reinsurers and rebonders	**364.7**	**715.4**	**520.0**	**570.6**	**304.9**	**327.2**	**338.4**	**383.2**	**247.0**
Insurance and bonding companies	364.1	714.8	519.1	569.8	304.1	326.5	337.7	382.5	246.2
Retained deposits	0.6	0.7	0.8	0.8	0.7	0.7	0.7	0.7	0.8
Other liabilities	**839.4**	**858.0**	**1,001.3**	**937.7**	**1,028.8**	**913.7**	**925.8**	**1,064.3**	**1,095.8**
Provision for employee profit sharing	304.2	171.0	310.4	127.5	210.9	18.2	23.9	162.6	53.0
Other liabilities	380.9	416.1	384.9	438.7	360.6	386.8	335.8	383.9	543.3
Deferred credits	154.3	271.0	306.0	371.5	457.3	508.7	566.2	517.8	499.5
Total liabilities	**12,907.2**	**13,413.2**	**13,967.8**	**14,524.2**	**14,648.9**	**15,024.6**	**15,380.4**	**15,599.3**	**15,605.6**
Stockholders' equity									
Paid in capital	**963.8**	**963.8**	**963.8**	**963.8**	**963.8**	**963.8**	**963.8**	**963.8**	**963.8**
Capital stock	963.8	963.8	963.8	963.8	963.8	963.8	963.8	963.8	963.8
Reserves	**1,729.8**	**1,846.9**	**1,626.8**	**1,626.8**	**1,626.8**	**1,863.0**	**1,863.0**	**1,863.0**	**1,863.0**
Legal	105.6	117.3	117.3	117.3	117.3	134.5	134.5	134.5	134.5
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,624.2	1,729.6	1,509.5	1,509.5	1,509.5	1,728.5	1,728.5	1,728.5	1,728.5
Unrealized gain on valuation of real estate	2.0	3.0	3.7	6.1	6.1	6.2	6.2	14.6	14.6
Subsidiaries	(47.8)	(42.3)	(41.3)	(41.3)	(41.3)	(23.7)	(25.2)	(19.6)	(17.5)
Retained earnings	525.6	382.4	602.5	602.5	774.2	520.4	520.4	520.4	1,190.3
Net income	92.9	262.2	377.7	171.7	365.9	297.4	215.1	669.9	156.7
Excess (insufficient) on Stockholders' actualiz	(1,298.6)	(1,276.5)	(1,277.0)	(1,248.1)	(1,248.5)	(1,248.9)	(1,249.3)	(1,249.7)	(1,250.1)
Total stockholders' equity	**1,967.8**	**2,139.5**	**2,256.2**	**2,081.5**	**2,447.0**	**2,378.3**	**2,294.1**	**2,762.4**	**2,920.9**
Total liabilities and stockholders' equity	14,875.1	15,552.7	16,224.0	16,605.7	17,095.9	17,402.9	17,674.4	18,361.8	18,526.4

PENSIONES INBURSA

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of March, 2005)	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Premiums written	164.4	193.9	143.6	197.6	77.3	317.3	51.9	103.1	92.9
Premiums ceded	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained Premiums	**164.4**	**193.9**	**143.6**	**197.6**	**77.3**	**317.3**	**51.9**	**103.1**	**92.9**
Increased in reserve for unearned premiums	**68.3**	**161.0**	**35.9**	**127.6**	**15.0**	**206.7**	**(57.0)**	**80.7**	**2.7**
Retained earned premiums	**96.1**	**32.8**	**107.7**	**69.9**	**62.4**	**110.6**	**109.0**	**22.4**	**90.2**
Net Acquisition Cost	**22.5**	**29.1**	**19.1**	**25.6**	**6.9**	**2.5**	**1.9**	**7.5**	**6.6**
Commisions to agents	1.2	0.1	(0.0)	0.0	0.0	0.0	0.0	0.0	0.0
Additional compensation to agents	1.1	0.0	(0.0)	(0.0)	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance taken	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance given	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Coverage on losses excess	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	20.2	29.0	19.1	25.6	6.9	2.5	1.9	7.5	6.6
Net cost of claims and contractual obligations	**173.4**	**178.9**	**186.5**	**173.9**	**195.0**	**177.0**	**181.5**	**176.7**	**180.3**
Claims and other contractual obligations	173.4	178.9	186.5	173.9	195.0	177.0	181.5	176.7	180.3
Claims recovered from re-insurance	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**(99.7)**	**(175.1)**	**(97.9)**	**(129.6)**	**(139.5)**	**(68.9)**	**(74.4)**	**(161.8)**	**(96.7)**
Net Increase in other technical reserve	**19.1**	**20.4**	**17.8**	**34.2**	**6.4**	**13.7**	**(6.1)**	**(31.4)**	**13.0**
Catastrophic risks reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Preventions reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency claim reserves	1.0	2.8	0.3	2.2	0.0	3.9	(1.5)	1.4	(0.2)
Other reserves	18.1	17.5	17.5	31.9	6.4	9.8	(4.6)	(32.8)	13.2
Gross profit	**(118.8)**	**(195.5)**	**(115.7)**	**(163.8)**	**(145.9)**	**(82.6)**	**(68.4)**	**(130.4)**	**(109.7)**
Net operating expenses	**(67.8)**	**95.5**	**14.9**	**14.4**	**12.2**	**11.7**	**10.9**	**11.3**	**11.1**
Administrative and operating expenses	(81.1)	90.4	7.8	7.3	5.1	4.6	3.8	4.3	4.0
Personnel expenses	4.2	(0.0)	(0.0)	(0.0)	0.0	0.0	0.0	0.0	0.0
Depreciation and amortization	9.1	5.1	7.1	7.1	7.1	7.1	7.1	7.1	7.1
Operating Profits	**(51.0)**	**(291.0)**	**(130.6)**	**(178.2)**	**(158.2)**	**(94.3)**	**(79.3)**	**(141.8)**	**(120.8)**
Net Financial Income	**192.7**	**318.1**	**138.1**	**233.9**	**255.3**	**219.9**	**198.9**	**287.0**	**214.2**
On investments	234.0	233.8	232.6	240.2	219.7	220.1	240.6	248.3	244.7
Investments sales	(0.6)	0.4	(0.3)	(0.0)	14.1	17.2	19.9	3.0	(0.0)
Investments revaluation	132.1	74.4	47.0	214.2	234.8	(9.4)	176.5	282.0	81.8
Charges on premiums	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0
Forex	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
REPOMO	(172.7)	9.4	(141.3)	(220.5)	(213.4)	(8.1)	(238.1)	(246.3)	(112.3)
Income before income taxes & employee profit sh	**141.8**	**27.2**	**7.5**	**55.7**	**97.1**	**125.6**	**119.6**	**145.2**	**93.3**
Provision for income tax	31.1	10.0	24.7	25.2	15.5	54.3	35.2	33.2	26.2
Provision for employee profit sharing	0.1	(0.0)	0.0	(0.0)	0.0	0.0	0.0	0.0	0.0
Subsidiaries results	97.8	339.3	111.5	507.2	153.9	149.0	1,715.9	287.8	238.8
Net income	**208.5**	**356.5**	**94.3**	**537.6**	**235.5**	**220.4**	**1,800.4**	**399.8**	**305.9**

PENSIONES INBURSA

BALANCE SHEET (MM Constant Ps. as of March, 2005)

ASSETS	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Investments	**14,228.6**	**15,752.2**	**18,849.5**	**19,537.7**	**19,740.5**	**20,193.6**	**21,901.8**	**22,310.9**	**22,623.0**
Securities	**14,228.6**	**15,752.2**	**18,849.5**	**19,537.7**	**19,740.5**	**20,193.6**	**21,901.8**	**22,310.9**	**22,623.0**
Government	8,585.7	8,626.9	8,644.9	8,452.8	8,446.4	8,694.2	8,716.9	7,995.7	8,228.7
Private companies	3,575.1	4,012.9	7,335.0	7,366.4	7,404.0	7,320.0	7,625.8	8,127.8	8,092.8
Debt Instruments	2,915.9	2,912.7	3,082.6	3,114.1	3,151.7	3,067.7	3,106.7	3,608.8	3,573.8
Equities	659.2	1,100.2	4,252.4	4,252.3	4,252.3	4,252.3	4,519.1	4,519.0	4,519.0
Net unrealized gain on valuation	1,932.6	2,822.0	2,739.1	3,430.1	3,765.9	3,893.8	5,402.9	5,897.9	6,131.6
Interest debtors	135.1	290.4	130.5	288.4	124.2	285.7	156.2	289.4	170.0
Loans	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
On policies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Secured	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Unsecured	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Real estate	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Real estate	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net unrealized gain on valuation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Investments for labor obligations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Current assets	**0.6**	**4.6**	**17.1**	**10.8**	**10.0**	**1.7**	**1.6**	**2.0**	**(0.6)**
Cash and banks	0.6	4.6	17.1	10.8	10.0	1.7	1.6	2.0	(0.6)
Debtors	**14.6**	**12.2**	**10.0**	**7.7**	**0.9**	**2.2**	**5.1**	**7.7**	**7.2**
Premium debtors	11.3	10.8	8.8	6.6	0.1	1.1	4.0	6.6	5.5
Agents and adjusters	(0.1)	(0.1)	(0.1)	0.0	(0.1)	(0.1)	(0.1)	(0.1)	0.0
Notes receivable	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	3.2	1.3	1.2	1.0	0.7	1.0	1.0	1.0	1.6
Allowance for write-offs	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unsettled claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of uneamed premiums	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other assets	**209.8**	**202.2**	**197.0**	**193.3**	**179.8**	**222.2**	**234.7**	**258.3**	**288.8**
Furniture and equipment (net)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Foreclosed and repossessed assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	209.8	202.2	197.0	193.3	179.8	222.2	234.7	258.3	288.8
Total assets	**14,453.6**	**15,971.2**	**19,073.6**	**19,749.5**	**19,931.2**	**20,419.7**	**22,143.2**	**22,579.0**	**22,918.4**

LIABILITIES	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Technical reserves	**12,391.2**	**12,553.2**	**12,591.5**	**12,752.9**	**12,770.9**	**12,985.5**	**12,925.3**	**12,932.4**	**12,932.6**
Unearned premiums	**11,897.0**	**12,038.4**	**12,054.0**	**12,165.9**	**12,166.8**	**12,362.4**	**12,289.5**	**12,357.8**	**12,346.0**
Life	11,897.0	12,038.4	12,054.0	12,165.9	12,166.8	12,362.4	12,289.5	12,357.8	12,346.0
Accident and health	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Current bonds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contractual obligations	**41.5**	**53.2**	**72.1**	**40.5**	**55.1**	**62.6**	**75.2**	**45.4**	**53.3**
Losses and maturities	37.8	50.9	71.1	40.5	53.0	62.5	73.9	42.9	53.2
Reserve for incurred but not reported losses	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Policy dividends	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Managed insurance funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deposits premiums	3.7	2.3	1.1	0.0	2.1	0.1	1.3	2.5	0.1
Prevision	**452.8**	**461.6**	**465.4**	**546.5**	**549.0**	**560.5**	**560.6**	**529.2**	**533.3**
Prevision	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Catastrophic	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency	237.9	240.8	241.1	243.3	243.3	247.2	245.8	247.2	246.9
Specials	214.8	220.8	224.3	303.2	305.7	313.3	314.8	282.0	286.4
Provision for labor obligations at retirement	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Creditors	**6.5**	**8.3**	**7.4**	**7.2**	**3.8**	**4.9**	**5.4**	**6.2**	**6.5**
Agents and adjusters	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	6.5	8.3	7.4	7.2	3.8	4.9	5.4	6.2	6.4
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other liabilities	**75.1**	**73.8**	**111.9**	**89.0**	**20.7**	**73.1**	**100.7**	**132.0**	**165.9**
Provision for employee profit sharing	53.6	40.4	64.1	87.8	14.6	64.8	98.3	128.9	154.2
Other liabilities	21.5	33.0	47.0	0.0	4.0	6.1	0.0	0.0	8.8
Deferred credits	0.0	0.4	0.8	1.2	2.2	2.2	2.4	3.1	2.9
Total liabilities	**12,472.8**	**12,635.3**	**12,710.9**	**12,849.2**	**12,795.4**	**13,063.5**	**13,031.4**	**13,070.6**	**13,105.0**
Stockholders' equity									
Paid in capital	**1,309.1**	**2,223.7**	**5,159.9**	**5,159.9**	**5,159.9**	**5,159.9**	**5,159.9**	**5,159.9**	**5,159.9**
Capital stock	2,223.0	2,223.7	5,159.9	5,159.9	5,159.9	5,159.9	5,159.9	5,159.9	5,159.9
(-)Unsubscribed capital	913.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reserves	**149.6**	**176.1**	**173.5**	**173.5**	**173.5**	**259.1**	**259.1**	**259.1**	**259.1**
legal	0.0	17.7	17.7	17.7	17.7	137.4	137.4	137.4	137.4
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	149.6	158.4	155.8	155.8	155.8	121.7	121.7	121.7	121.7
Unrealized gain on valuation of real estate	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Subsidiaries	60.9	120.0	116.3	116.3	116.3	1,172.2	1,127.4	1,124.2	1,123.4
Retained earnings	2,891.7	2,922.8	2,925.3	2,925.3	4,122.2	2,980.7	2,980.7	2,980.7	5,636.7
Net income	208.5	564.9	659.2	1,196.8	235.5	455.9	2,256.2	2,656.0	305.9
Excess (insufficient) on Stockholders' actualization	(2,639.0)	(2,671.6)	(2,671.6)	(2,671.6)	(2,671.6)	(2,671.6)	(2,671.6)	(2,671.6)	(2,671.6)
Total stockholders' equity	**1,980.8**	**3,335.9**	**6,362.7**	**6,900.3**	**7,135.8**	**7,356.2**	**9,111.8**	**9,508.4**	**9,813.4**
Total liabilities and stockholders' equity	**14,453.6**	**15,971.2**	**19,073.6**	**19,749.5**	**19,931.2**	**20,419.7**	**22,143.2**	**22,579.0**	**22,918.4**

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments

(000's Constant Ps. as of March 2005)	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Premiums accepted	74,612.8	73,684.7	78,048.8	86,502.3	82,328.9	84,890.9	99,925.1	109,313.3	109,606.3
Premiums ceded	11,488.7	13,039.0	8,478.7	19,698.2	17,569.5	18,900.2	19,514.6	19,267.2	18,427.0
RETAINED PREMIUMS	**63,124.0**	**60,645.7**	**69,570.1**	**66,804.0**	**64,759.4**	**65,990.7**	**80,410.5**	**90,046.1**	**91,179.3**
Application of reserve for outstanding bonds	17,661.9	23,735.1	(95,923.1)	(9,701.9)	348.9	1,047.8	1,189.2	859.6	3,979.7
NET PREMIUM REVENUES	**45,462.2**	**36,910.6**	**165,493.2**	**76,505.9**	**64,410.5**	**64,942.9**	**79,221.3**	**89,186.5**	**87,199.7**
Net Acquisition Cost	**(1,950.6)**	**(2,053.2)**	**(1,688.5)**	**(13,471.0)**	**(4,638.0)**	**(10,348.2)**	**(5,363.0)**	**(14,493.9)**	**(4,538.7)**
Comisions to agents	743.4	271.9	179.3	645.3	80.2	33.0	754.3	246.3	685.2
Comisions for rebonding taken	48.0	20.2	229.1	89.9	1.0	32.1	(23.1)	283.1	2.9
Comisions for rebonding given	(4,005.5)	(3,843.6)	(3,173.2)	(6,584.9)	(5,984.6)	(7,431.0)	(7,597.1)	(9,560.2)	(7,529.6)
Others	1,263.5	1,498.3	1,076.4	(7,621.2)	1,265.5	(2,982.2)	1,502.8	(5,463.2)	2,302.9
Claims	31,632.1	32,168.4	45,366.9	57,334.9	45,392.5	28,918.0	39,777.3	53,859.5	48,599.4
Technical Income	**15,780.8**	**6,795.3**	**121,814.8**	**32,641.9**	**23,656.0**	**46,373.1**	**44,807.0**	**49,820.9**	**43,138.9**
Net increase in other technical reserves	5,200.1	7,219.7	(14,078.6)	(1,638.6)	(1,976.5)	522.3	(1,994.7)	(2,347.6)	(165.0)
GROSS INCOME	**10,580.7**	**(424.4)**	**135,893.4**	**34,280.5**	**25,632.5**	**45,850.9**	**46,801.7**	**52,168.5**	**43,303.9**
Net Operating Expenses	**(7,119.3)**	**(7,050.9)**	**(4,161.6)**	**(5,774.6)**	**(6,221.0)**	**(6,410.4)**	**(7,043.5)**	**(883.6)**	**(9,503.8)**
Administrative & operating expenses	(7,302.2)	(7,283.7)	(4,495.4)	(6,112.0)	(6,555.0)	(6,741.0)	(7,371.8)	(1,199.8)	(9,812.9)
Personnel expenses	0.0	0.0	0.0	2.6	0.0	0.0	0.0	0.0	0.0
Depreciation	182.9	232.8	333.9	334.8	334.0	330.7	328.2	316.2	309.2
OPERATING INCOME	**17,699.9**	**6,626.5**	**140,054.9**	**40,055.1**	**31,853.5**	**52,261.2**	**53,845.2**	**53,052.1**	**52,807.7**
Financial Income	**5,612.7**	**24,390.4**	**5,393.2**	**112.0**	**11,685.9**	**15,191.8**	**1,027.7**	**802.9**	**(12,716.4)**
On investments	7,955.8	9,595.8	2,283.5	2,632.3	696.8	2,401.8	1,194.2	505.4	1,629.9
Investments sales	2,600.9	(2,600.9)	0.0	0.0	4,480.8	3,498.9	4,957.4	1,534.2	(9,001.5)
Investments revaluation	0.0	18,789.7	5,385.8	4,389.5	14,680.2	8,071.1	5,744.2	9,285.0	(504.6)
Others	18.6	10.0	9.4	(13.9)	14.8	28.5	(945.8)	31.9	107.1
Repos	1,819.4	(1,777.7)	2,742.9	1,158.2	(315.4)	1,536.5	(409.7)	(622.3)	220.9
REPOMO	(6,782.0)	373.4	(5,028.4)	(8,054.1)	(7,871.2)	(345.0)	(9,512.6)	(9,931.3)	(5,168.2)
INCOME BEFORE TAXES	**23,312.6**	**31,016.9**	**145,448.1**	**40,167.1**	**43,539.4**	**67,453.1**	**54,872.9**	**53,855.0**	**40,091.3**
Income taxes	4,130.0	11,010.8	59,957.3	32,928.9	15,833.3	18,629.6	38,985.0	(6,556.9)	19,406.0
Subsidiaries Net Income	0.0	0.0	2,342.2	25,129.5	5,436.4	5,265.8	60,624.7	10,168.4	8,435.3
NET INCOME	19,182.6	20,006.1	87,833.0	32,367.7	33,142.5	54,089.2	76,512.7	70,580.3	29,120.5

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments (000's Constant Ps. as of March, 2005)

ASSETS	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Investments	**700,773.3**	**774,990.6**	**806,298.9**	**850,927.3**	**860,329.9**	**869,554.6**	**967,650.4**	**1,019,929.2**	**1,052,384.8**
Securities	**621,436.3**	**695,511.8**	**722,786.5**	**767,025.9**	**748,243.5**	**755,013.7**	**848,539.8**	**898,254.4**	**925,556.4**
Government	351,199.1	316,800.4	269,277.7	283,285.4	249,155.9	245,996.4	280,393.4	324,760.2	386,858.7
Private companies	244,159.2	335,925.8	358,754.3	352,634.6	348,716.4	350,861.8	394,843.9	369,926.7	314,372.1
Debt Instruments	15,337.5	14,180.9	15,966.4	16,018.2	15,686.4	16,178.2	15,770.3	14,734.6	14,750.3
Equities	228,821.7	321,744.9	342,787.9	336,616.5	333,029.9	334,683.7	379,073.6	355,192.1	299,621.8
Net unrealized gain on valuation	26,066.6	42,736.2	94,719.7	131,077.4	150,358.7	158,129.4	173,286.3	201,092.5	224,316.2
Interest debtors	11.4	49.3	34.9	28.5	12.5	26.1	16.2	2,475.0	9.4
Loans	**41,682.5**	**41,972.7**	**46,154.7**	**46,692.4**	**52,884.3**	**55,497.0**	**60,224.9**	**62,947.2**	**68,259.0**
Secured	25,654.7	30,782.8	32,120.3	35,663.6	42,197.4	44,295.9	48,781.9	49,328.4	55,531.1
Unsecured	15,014.4	10,081.3	12,757.2	9,613.0	9,215.4	9,603.0	7,620.8	6,873.8	7,938.4
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	2,176.7	4,981.9	2,911.7
Interest debtors	1,013.4	1,108.7	1,277.2	1,415.8	1,471.5	1,598.1	1,645.5	1,763.1	1,877.8
Real estate	**37,654.4**	**37,506.1**	**37,357.7**	**37,209.0**	**59,202.1**	**59,043.9**	**58,885.8**	**58,727.6**	**58,569.4**
Real estate	7,870.9	7,876.4	7,795.1	7,669.7	7,551.4	7,546.9	7,419.6	7,291.2	7,234.1
Net unrealized gain on valuation	31,837.2	31,831.7	31,913.0	32,038.4	54,115.5	54,120.0	54,247.3	54,375.7	54,432.8
Depreciation	(2,053.6)	(2,201.9)	(2,350.3)	(2,499.0)	(2,464.8)	(2,623.0)	(2,781.1)	(2,939.3)	(3,097.5)
Investments for labor obligations	**1,469.0**	**1,501.5**	**1,498.6**	**1,480.3**	**1,490.2**	**1,518.0**	**1,524.3**	**1,523.7**	**1,541.8**
Current assets	**888.5**	**4,636.7**	**2,275.7**	**5,886.7**	**3,560.4**	**3,265.7**	**5,485.8**	**1,817.7**	**4,139.5**
Cash and banks	888.5	4,636.7	2,275.7	5,886.7	3,560.4	3,265.7	5,485.8	1,817.7	4,139.5
Debtors	**36,853.9**	**47,640.3**	**43,395.0**	**37,868.4**	**39,855.1**	**44,762.9**	**43,599.8**	**66,795.7**	**81,001.3**
Premium debtors	35,847.9	46,203.4	42,331.6	35,515.4	37,920.5	43,448.8	41,974.5	64,607.4	79,365.1
Agents	0.0	0.0	0.0	0.0	27.7	0.0	0.0	0.0	(5.2)
Notes receivable	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,006.1	1,436.9	1,063.4	2,352.9	1,906.9	1,314.2	1,625.3	2,188.3	1,641.4
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rebonders	**13,782.1**	**13,105.5**	**12,313.1**	**15,725.2**	**13,591.0**	**48,668.1**	**40,668.3**	**13,974.4**	**7,849.5**
Bonding companies	4,503.3	3,403.6	2,796.1	6,569.7	5,001.3	8,837.5	5,917.3	9,515.2	3,469.7
Retained deposits	53.4	53.4	52.9	52.0	51.2	51.2	50.3	49.5	68.4
Others	945.6	946.3	869.8	855.8	842.6	31,945.2	28,607.3	(1,524.2)	(1,580.6)
Participation in rebonding	8,279.7	8,702.1	8,594.3	8,247.7	7,695.8	7,834.2	6,093.4	5,933.9	5,892.1
Other assets	**9,113.6**	**20,802.5**	**29,052.4**	**36,835.7**	**12,812.9**	**42,256.0**	**59,334.9**	**59,711.1**	**24,604.2**
Furniture and equipment (net)	198.0	169.4	180.9	153.4	126.2	113.8	105.5	96.4	88.1
Foreclosed and repossessed assets	1,704.6	1,705.8	1,688.2	1,661.0	1,635.4	1,634.4	1,606.9	1,579.1	1,566.7
Sundry	7,210.9	18,927.3	27,183.3	35,021.2	11,051.2	40,507.8	57,622.6	58,035.6	22,949.4
Total assets	**762,880.4**	**862,677.0**	**894,833.7**	**948,723.6**	**931,639.5**	**1,010,025.3**	**1,118,263.6**	**1,163,751.8**	**1,171,521.1**

LIABILITIES	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Technical reserves	**305,535.0**	**336,761.8**	**226,188.1**	**213,872.3**	**211,035.3**	**212,944.0**	**209,612.1**	**207,090.9**	**210,530.5**
Current bonds	131,413.7	155,435.5	58,916.8	48,230.6	47,374.2	48,733.6	47,407.8	47,255.1	50,857.1
Contingency bonds	174,121.3	181,326.2	167,271.3	165,641.7	163,661.1	164,210.4	162,204.4	159,835.8	159,673.4
Provision for labor obligations at retirement	**455.4**	**477.7**	**471.7**	**458.5**	**470.3**	**488.1**	**501.4**	**502.1**	**517.6**
Creditors	**7,934.6**	**15,898.8**	**14,964.7**	**14,052.8**	**12,494.8**	**29,175.4**	**27,395.2**	**7,144.9**	**5,997.1**
Agents and adjusters	358.1	111.7	224.8	100.1	51.8	20.2	396.5	244.4	609.3
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	7,576.5	15,787.1	14,740.0	13,952.8	12,443.1	29,155.3	26,998.7	6,900.5	5,387.7
Rebonders	**20,226.2**	**21,409.6**	**18,501.0**	**15,453.6**	**16,675.9**	**20,409.5**	**19,269.6**	**10,331.1**	**15,107.9**
Bonding companies	13,350.0	14,845.8	11,646.3	8,572.0	9,938.1	13,464.2	13,613.2	4,128.1	8,954.3
Other participation	6,876.2	6,563.8	6,854.7	6,881.6	6,737.8	6,945.3	5,656.4	6,202.9	6,153.6
Other liabilities	**25,781.2**	**33,861.6**	**92,194.8**	**126,840.2**	**58,255.4**	**74,519.0**	**113,291.9**	**111,108.2**	**69,729.0**
Provision for employee profit sharing & incured incom	16,762.4	19,455.0	74,693.3	95,317.8	23,247.4	37,585.1	53,319.2	76,908.7	30,780.3
Other liabilities	9,018.8	10,363.6	9,782.2	12,186.5	10,780.3	10,238.0	12,201.7	15,249.4	16,190.5
Deferred credits	0.0	4,043.0	7,719.3	19,336.0	24,227.7	26,696.0	47,771.0	18,950.1	22,758.2
Total liabilities	**359,932.3**	**408,409.5**	**352,320.3**	**370,677.5**	**298,931.8**	**337,536.1**	**370,070.2**	**336,177.2**	**301,882.1**
Stockholders' equity									
Paid in capital	**115,706.7**	**142,948.7**	**142,948.7**	**142,948.7**	**142,948.7**	**142,940.3**	**142,940.3**	**142,940.3**	**142,940.3**
Capital stock	146,364.7	142,948.7	142,948.7	142,948.7	142,948.7	142,940.3	142,940.3	142,940.3	142,940.3
(-)Unsubscribed capital	(30,658.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reserves	**61,063.3**	**65,261.4**	**65,261.4**	**65,261.4**	**65,261.4**	**81,200.3**	**81,200.3**	**81,200.3**	**81,200.3**
legal	61,063.3	65,261.4	65,261.4	65,261.4	65,261.4	81,200.3	81,200.3	81,200.3	81,200.3
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	3,370.9	7,438.4	7,442.7	10,603.9	9,969.8	6,076.0	6,910.6	15,964.3	28,860.0
Subsidiaries	0.0	0.0	404.6	404.7	404.6	27,876.4	26,215.8	25,945.7	25,976.5
Retained earnings	335,449.1	331,251.0	331,251.0	331,251.0	490,640.5	436,807.0	436,807.0	436,807.0	671,131.7
Net income	19,182.6	39,188.8	127,021.8	159,389.5	33,142.5	87,231.7	163,744.4	234,324.7	29,120.5
Excess (insufficient) on Stockholders' actualization	(131,824.5)	(131,820.7)	(131,816.9)	(131,813.0)	(109,659.9)	(109,642.5)	(109,625.1)	(109,607.7)	(109,590.4)
Total stockholders' equity	**402,948.1**	**454,267.5**	**542,513.4**	**578,046.1**	**632,707.7**	**672,489.2**	**748,193.4**	**827,574.7**	**869,639.0**
Total liabilities and stockholders' equity	**762,880.4**	**862,677.0**	**894,833.7**	**948,723.6**	**931,639.5**	**1,010,025.3**	**1,118,263.6**	**1,163,751.8**	**1,171,521.1**

INBURSA
Grupo Financiero

Frank Aguado
(52) 55-56-25-4900 Ext. 3351
faguadom@inbursa.com

Miguel Martinez
(52) 55-56-25-4900 Ext.3354
maparra@inbursa.com.mx

Fax: (52) 55-56-25-4965
www.inbursa.com

INBURSA REPORTS FOURTH QUARTER 2004 RESULTS

Mexico City, February 3, 2005.- Grupo Financiero Inbursa reported today results for the fourth quarter ended December 31, 2004.

HIGHLIGHTS

Grupo Financiero Inbursa: $637.3 MM USD profits under US GAAP and $5,370.6 MM Ps under the CNBV rules as of 2004.

SEC MAIL PROCESSING SECTION
RECEIVED
WASH. D.C. 192

Grupo Financiero Inbursa posted profits of $637.3 MM USD under US GAAP and $5,370.6 MM Ps under CNBV rules during 2004, 100% and 122% increases relative to 2003, respectively. These figures represented a 18.8% and 14.2% ROEs for each case. It is worth to recall the $1,990.7 MM Ps net of taxes impact explained by Grupo Televicentro´s equity restructure. When adjusted by this figure, net income would have been $3,380.0 MM Ps under Mexican accounting principles, 39.8% higher than those registered in 2003. Higher operational volumes in the different subsidiaries together with more favorable market conditions during 2004, are the main reasons behind this result. It is worth to point out that all subsidiaries posted higher profits in 2004 relative to 2003.

IDEAL, a fully oriented company to develop infrastructure projects in Mexico and Latin America.

As announced in July, 2004, Grupo Financiero Inbursa will spin-off around $700 MM USD to create "Impulsora del Desarrollo Economico de America Latina" (IDEAL) that will be listed and publicly traded in the Mexican Stock Exchange and each current shareholder will receive its proportional ownership of IDEAL. It is worth to mention that some approvals still pending. This company is oriented to the feasibility analysis, structuring, implementing and operating of infrastructure projects in Mexico and Latin America. These projects, such as PPP´s, water treatment, electricity, toll roads among others, are being analized by IDEAL.

Banco Inbursa´s loan portfolio increased 13.2% and 20.9% in 4Q04 when compared with 3Q04 and 4Q03, respectively.

Banco Inbursa´s loan portfolio stood at $55,139.9 MM Ps at the end of December 2004, 13.2% and 20.9% increases relative to the third quarter of 2004 and the fourth quarter of 2003, respectively.

- *All figures included in this report are expressed on December 2004 constant pesos and are not audited.*
- *This press release is presented under regulation 1488 of the CNBV.*
- *As required by regulation 1488 of the CNBV, the financial margin includes only the commissions and fees involved in interest related earnings. Forex and inflationary effects on the loan portfolio are also reflected in the financial margin.*
- *There have been no material changes to the Group's accounting practices or policies during 2004. Therefore, the figures presented in this document are consistent with those presented in the Group's last annual report (2003).*
- *Consolidated figures for Banco Inbursa and for Grupo Financiero Inbursa does not include minority interest.*

December '04	
Employees	4,133
# clients	5.7MM
Points of attention (Physical presence)	176
ATM's	614
Sales force	8,805

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under US GAAP

US GAAP	
Mkt Value/Book Value	1.63
Stock price USD (Dec'04)	1.84
EPS (USD)	0.21
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM USD	4Q04 $	4Q04 %	3Q04 $	% chg vs. 3Q04	4Q03 $	% chg vs. 4Q03	Jan - Dec 2004	Jan - Dec 2003	% Chg
Banco Inbursa	83.4	45%	44.8	86%	74.0	13%	204.3	114.7	78%
Operadora	4.6	2%	4.0	14%	(0.6)	-810%	16.5	10.7	54%
Seguros	36.1	19%	15.0	140%	15.5	133%	85.1	88.5	-4%
Pensiones	50.9	27%	167.5	-70%	47.2	8%	276.2	74.3	272%
Fianzas	3.0	2%	6.3	-53%	5.4	-44%	17.7	9.7	82%
Inversora	8.7	5%	5.7	55%	6.0	45%	36.0	17.1	111%
Others	0.2	0%	0.2	-17%	0.7	-71%	1.5	3.9	-61%
Total	**186.9**	**100%**	**243.6**	**-23%**	**148.2**	**26%**	**637.3**	**318.9**	**100%**

- *Under US GAAP and on accumulated basis,* ***Grupo Financiero Inbursa*** *posted $637.3 MM USD profits during 2004 that favorable compares with the $318.9 MM USD obtained during 2003. This result is mainly explained by the additional income explained by the Grupo Televicentro's equity restructure, higher volumes in core activities as well as the mark to market of the fixed rate long term funding position due to the volatility in long term interest rates.*
- *When compared independent quarters, net income increased 26% from $148.2 MM USD obtained in 4Q03 to $186.9 MM USD in 4Q04.*

Investment by Company

MM USD	4Q04 $	4Q04 %	3Q04 $	% chg vs. 3Q04	4Q03 $	% chg vs. 4Q03
Banco Inbursa	1,827.0	54%	1,782.1	3%	1,596.3	14%
Operadora	43.5	1%	37.6	16%	34.8	25%
Seguros	486.5	14%	435.8	12%	369.9	32%
Pensiones	855.8	25%	774.4	11%	600.8	42%
Fianzas	77.8	2%	69.8	12%	58.1	34%
Inversora	98.7	3%	89.8	10%	75.1	31%
Others	7.4	0%	6.8	9%	55.3	-87%
Total	**3,396.8**	**100%**	**3,196.2**	**6%**	**2,790.1**	**22%**

- *Stockholders' equity of Grupo Financiero Inbursa stood at $3,396.8 MM USD under US GAAP vs $3,397.4 MM USD reached under the CNBV rules. Accumulated deferred effects in the different subsidiaries together with monetary adjustments on the stockholders' equity are the main reasons of this difference.*

Ticker: GFINBURO
(Stock Price)


13.6
13.6
14.8
14.3
14.7
16.3
16.9
16.8
19.5
19.3
21.0
20.6
E'04 F'04 M'04 A'04 M'04 J'04 J'04 A'04 S'04 O'04 N'04 D'04

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under CNBV Rules

CNBV GAAP

Mkt Value/Book Value	1.62
Stock price (Dec´04)	20.51
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM Ps.	4Q04 $	4Q04 %	3Q04 $	% chg vs. 3Q04	4Q03 $	% chg vs. 4Q03	Jan - Dec 2004	Jan - Dec 2003	% Chg
Banco Inbursa	383.7	27%	284.8	35%	661.4	-42%	1,313.5	549.2	139%
Operadora	43.0	3%	41.2	4%	33.5	28%	168.7	155.4	9%
Seguros	451.2	32%	(81.7)	N.A	(204.4)	N.A	664.7	170.4	290%
Pensiones	396.7	28%	1,786.3	-78%	533.4	-26%	2,635.3	1,187.5	122%
Fianzas	70.0	5%	75.9	-8%	32.1	118%	232.5	158.1	47%
Inversora	62.3	4%	52.0	20%	55.1	13%	347.7	170.4	104%
Others	2.4	0%	3.3	-28%	(1.8)	N.A	8.3	26.1	-68%
Total	**1,409.4**	**100%**	**2,161.8**	**-35%**	**1,109.4**	**27%**	**5,370.6**	**2,417.1**	**122%**

Total monetary position adjustment for Grupo Financiero Inbursa was $951.6 MM Ps during 4Q04.

- ***Grupo Financiero Inbursa** posted $1,409.4 MM Ps profits during the fourth quarter of 2004, a 27% increase relative to the same period of the previous year. Better performance of the different subsidiaries as well as higher long term interest rates due to the fixed rate funding position are the main drivers behind this result.*

- *On an accumulated basis, net income increased 122% in 2004 relative to the same period of the previous year posting $5,370.6 MM Ps. When adjusted by the $1,990.7 MM Ps net of taxes impact explained by Grupo Televicentro´s equity restructure, net income would have been $3,380.0 MM Ps, 39.8% higher than the one registered in 2003. Higher operational volumes in the different subsidiaries together with more favorable market conditions during 2004, are the main reasons behind this result.*

Free Cash Flow

	MM Constant Ps. as of December, 2004	2000	2001	2002	2003	2004
+	Interest Income	10,323.5	8,833.7	8,669.2	10,731.5	10,783.7
-	Interest Expense	6,877.8	5,270.3	5,132.6	8,052.5	8,129.0
=	**Financial Margin**	**3,445.7**	**3,563.4**	**3,536.6**	**2,678.9**	**2,654.7**
-	Unrealized gains/losses (net of deferred taxes)	563.4	478.7	33.6	267.9	615.0
-	General Expenses	1,140.3	1,448.9	1,400.8	1,536.6	1,728.9
+	Commissions & Fees	1,589.6	1,059.4	746.4	1,226.9	1,631.6
+	Patrimonial Reserves Creations	263.9	729.3	696.5	-218.5	443.7
+	Subsidiaries Income	232.7	47.1	401.4	2,055.3	3,097.1
-	Taxes	1,432.1	550.2	380.9	275.0	870.6
=	**Free Cash Flow**	**2,396.1**	**2,921.5**	**3,565.6**	**3,663.1**	**4,612.6**

- *Free cash flow stood at $4,612.6 MM Ps at the end of 2004, 25.9% more than the obtained in 2003. It is worth to point out that general expenses include an extraordinary donation of $50 MM Ps*

Investment by Company

MM Ps.	4Q04 $	%	3Q04 $	% chg vs. 3Q04	4Q03 $	% chg vs. 4Q03
Banco Inbursa	23,200.3	61%	22,679.9	2%	21,844.4	6%
Operadora	485.4	1%	441.0	10%	410.9	18%
Seguros	2,740.8	7%	2,276.1	20%	2,065.2	33%
Pensiones	9,433.9	25%	9,040.4	4%	6,846.3	38%
Fianzas	821.1	2%	742.3	11%	573.5	43%
Inversora	1,108.0	3%	1,042.2	6%	884.6	25%
Others	90.0	0%	87.3	3%	661.6	-86%
Total	**37,879.6**	**100%**	**36,309.3**	**4%**	**33,286.5**	**14%**

- *Stockholders' equity of* ***Grupo Financiero Inbursa*** *reached $37,879.6 MM Ps at the end of December 2004, 4% and 14% increase relative to 3Q04 and 4Q03, respectively. It is worth to point out the increase in Pensiones Inbursa's equity that is mainly explained by the transaction of Grupo Televicentro. This investment used to be registered under the equity method in Promotora Inbursa and marked to market in July 2004. It is worth to mention that this investment hasn't been marked to market again since that date as it has been classified as a non monetary asset, its value is only increased in real terms, if marked to market at the end of 2004 Televisa's CPOs stake value would have been $130 MM USD more. On may 2004, took place the $900 MM Ps dividend payment announced on 1Q04.*

Sources & Uses of Funds (MM Ps as of December 2004)

	SOURCES					
	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	23,200.3	56,260.7	6,357.3	777.2	6,949.0	**93,544.5**
Seguros Inbursa	2,740.8	-	13,096.8	465.4	1,915.0	**18,218.0**
Pensiones Inbursa	9,433.9	-	12,831.1	-	137.1	**22,402.2**
Inversora Bursátil	1,108.0	-	-	80.9	97.0	**1,285.8**
Operadora Inbursa	485.4	-	-	40.5	4.4	**530.3**
Fianzas G-Inbursa	821.1	-	205.5	-	128.1	**1,154.6**
Others	90.0	67.55	-	0.5	9.95	**168.1**
TOTAL	**37,879.6**	**56,395.8**	**32,490.8**	**1,364.5**	**9,240.5**	**137,303.6**

	USES					
	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	11,278.2	55,620.7	19,466.4	192.8	6,986.5	**93,544.5**
Seguros Inbursa	2,689.5	339.9	10,507.4	994.7	3,686.5	**18,218.0**
Pensiones Inbursa	10,335.4	-	11,513.7	-	553.2	**22,402.2**
Inversora Bursátil	1,142.0	-	46.5	27.5	69.8	**1,285.8**
Operadora Inbursa	117.8	-	390.6	-	21.8	**530.3**
Fianzas G-Inbursa	551.9	62.5	336.8	59.9	143.5	**1,154.6**
Others	3.0	126.0	20.8	0.0	18.2	**168.1**
TOTAL	**26,117.8**	**56,275.0**	**42,282.3**	**1,274.9**	**11,479.6**	**137,303.6**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Assets under Management: $575,901.2 MM Ps

Assets in Custody: $694,323.0 MM Ps

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	4Q04 MM USD	3Q04 MM USD	4Q03 MM USD	Jan-Dec '04 MM USD	Jan-Dec '03 MM USD
Net income under CNBV GAAP	35.8	24.8	59.5	115.6	48.9
Adjustments on monetary positions	38.7	23.3	25.4	90.9	70.9
Adjustments on deferred liabilities	10.2	(7.5)	(11.4)	(5.2)	(2.3)
Others	(1.3)	4.2	0.5	2.9	(2.8)
Net Increase	47.6	20.0	14.5	88.7	65.8
Net Income Under US GAAP	**83.4**	**44.8**	**74.0**	**204.3**	**114.7**

- *Under US GAAP Banco Inbursa posted profits of $83.4 MM USD during 4Q04 compared with $35.8 MM USD under the CNBV rules, $47.6 MM USD more. This result is mainly explained by add-backs on monetary positions and deferred liabilities adjustments of $48.9 MM USD MM USD and deductions of $1.3 MM USD coming from other adjustments.*

Stockholders' Equity

	4Q04 MM USD	3Q04 MM USD	4Q03 MM USD
Stockholders 'equity under CNBV GAAP	2,080.8	1,961.1	1,848.0
Securities Valuation Adjustments	0.0	65.8	59.4
Deferred Taxes	(200.3)	(326.2)	(193.9)
Derivates	0.0	0.0	(13.4)
Others	(53.5)	81.4	399.6
Stockholders 'Equity Under US GAAP	**1,827.0**	**1,782.1**	**1,596.3**

- *Stockholders' equity resulted in $1,827.0 MM USD under US GAAP in 4Q04. Under the CNBV rules, Banco Inbursa stockholders' equity stood at $2,080.8 MM USD, $253.8 MM USD more. The difference is basically explained by deductions from Deferred Taxes and other adjustments.*

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted profits of $1,313.5 MM Ps during 2004 that favorable compares with the $549.2 MM Ps obtained in 2003. This result was achieved even though the $344.4 MM Ps net increases in monetary positions adjustments and reserves creations. Higher commissions and fees income due to corporate restructures and the retail banking operations as well as higher levels of long term interest rates are the main drivers behind this result.

As of December 2004, Demand Deposits stood at $16,695.3 MM Ps, 13.4% and 44.9% increases relative to 3Q04 and 4Q03, respectively. This result is mainly explained by the Inbursa CT account that represented 78% of these deposits and 30% of total loan portfolio.

Financial Margin

During the 4Q04 Banco Inbursa reallocated $227.3 MM Ps from financial income to market related income according with CNBV regulation.

On accumulated basis and adjusted by $227.3 MM Ps reallocated in market related income, Financial Margin before monetary position adjustments increased 9.1% in 2004 relative to 2003. This result is mainly due to higher levels of interest rates as well as the increase in loan portfolio.

When compared 4Q04 with 4Q03, Financial Margin excluding monetary position adjustments increased 32.0%.

Market Related Income

Market related income posted profits of $822.0 MM Ps during the fourth quarter of 2004 compared with $109.4 MM Ps obtained during 3Q04. This result is mainly explained by the swap valuation due to higher levels of long term interest rates during the quarter as well as the reallocation of $227.3 MM Ps coming from financial margin.

On accumulated basis Market related income posted profits of $1,601.4 MM Ps during 2004 that favorable compared with $159.3 registered during 2003. This result is mainly explained by the swap fixed rate position positive impact during the year.

Loan Loss Reserves

Loan loss reserves increased $381.0 MM Ps during the fourth quarter of 2004, reaching an accumulated amount of $6,357.3 MM Ps at the end of December 2004. This amount represented 18.8 times non-performing loans. Non performing loans stood at 0.6% of the total loan portfolio during the quarter.

Risk Adjusted Net Interest Income

MM Ps	4Q04	3Q04	4Q03	12M04	12M03	Chg
Interest Income	2,321.2	2,361.5	1,695.6	8,386.6	7,701.6	9%
Interest on loans & securities	1,384.4	1,504.4	1,084.0	5,260.9	4,941.8	6%
Repo´s interest income	936.8	857.1	611.6	3,125.7	2,759.8	13%
Interest Expenses	(1,917.0)	(1,605.7)	(1,217.2)	(5,856.9)	(5,173.8)	13%
Interest on deposits & funding	(1,004.1)	(770.3)	(552.2)	(2,876.0)	(2,392.3)	20%
Repo´s interest expense	(912.9)	(835.3)	(665.0)	(2,980.9)	(2,781.5)	7%
REPOMO	(398.7)	(237.5)	(156.9)	(920.4)	(388.1)	137%
Financial Margin	5.4	518.3	321.6	1,609.3	2,139.7	-25%
Loan Loss Reserves (Net)	(381.0)	(282.4)	(216.0)	(1,276.7)	(1,184.6)	8%
Risk Adjusted Net Interest Income	(375.6)	235.9	105.6	332.7	955.0	-65%

Market Related Income

MM Ps	4Q04	3Q04	4Q03	12M04	12M03
Financial Instruments Negotiable	633.2	(69.7)	326.6	546.2	1,195.7
Repos	(5.5)	(4.9)	(9.5)	(23.4)	28.3
Securities Purchases and Sales	304.7	30.8	(69.1)	(235.6)	59.8
Derivate Instruments	(110.5)	153.3	513.3	1,314.2	(1,124.6)
Total	822.0	109.4	761.3	1,601.4	159.3

Administrative and Promotion Expenses

MM Ps	4Q04	3Q04	4Q03	12M04	12M03	Chg
Personnel	28.1	21.1	29.9	102.7	106.0	-3%
Administrative Expenses	308.2	263.5	249.0	1,009.9	851.8	19%
Contributions to IPAB	43.7	40.3	38.3	172.8	152.1	14%
Depreciations and Amortizations	30.4	31.5	34.4	133.1	123.9	7%
Administrative and Promotion Expenses	410.5	356.5	351.7	1,418.5	1,233.9	15%

- ***Figures in this report are not audited. Even though they were prepared with the same accounting principles and policies used in the latest audited annual Financial Statements.***
- ***Figures must be understood and analyzed just for the quarter. The best reference to compare are the December 2003 audited Financial Statements.***
- ***All figures included in this report are in addition to the Financial Statements.***

Earnings from Subsidiaries

Earnings form subsidiaries posted profits of $49.8 MM Ps in 4Q04 compared with $35.9 MM Ps obtained during 4Q03, a 38.7% increase. This result is mainly explained by the results obtained by Sinca Inbursa.

On accumulated basis earnings from subsidiaries decreased 41% during 2004 compared with 2003. It is worth to recall that during 1Q03, Sinca Inbursa sold its stake in Grupo Televicentro to Promotora Inbursa, a subsidiary of Pensiones Inbursa.

Loan Portfolio and Asset Quality

Loan portfolio stood at $55,139.9 MM Ps at the end of December 2004, 13.2% and 20.9% increases relative to the third quarter of 2004 and the fourth quarter of 2003, respectively.

As of December 2004, loan loss reserves grew 18% from $5,385.7 MM Ps in 4Q03 to $6,357.3 MM Ps in 4Q04, representing a coverage ratio to non performing loans of 18.8 times.

Banco Inbursa Selected Ratios

	Dic-04	Dic-03	System Sep '04
Loans / Total Assets	63.2%	71.7%	53.4%
NPL / Loan Portfolio	0.6%	0.4%	2.7%
LLR / NPL (times)	18.8	27.5	2.0
Op. Cost / Fin. Margin + Other Inc	31.2%	42.2%	81.9%

Non Performing Loans

Non Performing loans increased 47.6% in 4Q04 relative to 3Q04. This result is mainly explained by $168.6 MM Ps of new NPL that was partially off-set by $58.2 MM Ps of recoveries during the quarter.

It is worth to recall that in commercial lending the total amount of loans are recorded as non perform on the day following of any default.

Income Statement Selected Figures

MM Ps	4Q04	3Q04	4Q03	12M04	12M03	Chg
OTHER EXPENSES / INCOME	9.6	10.9	(158.2)	(5.5)	(319.2)	-98%
Charge Offs	17.9	(8.7)	(18.0)	(5.4)	(54.6)	-90%
Repomo	(53.8)	(48.0)	(183.5)	(179.0)	(458.9)	-61%
Other Income	45.6	67.5	43.3	178.9	194.3	-8%
EARNINGS FROM SUBSIDIARIES	49.8	161.5	35.9	269.9	458.0	-41%
Sinca Inbursa	32.6	144.3	26.0	213.3	417.8	-49%
Siefore Inbursa	17.3	17.2	9.9	56.6	40.3	41%
MONETARY POSITION RESULTS	452.6	285.5	340.4	1,099.4	847.0	30%
Repomo - Margin	398.7	237.5	156.9	920.4	388.1	137%
Repomo - Other expenses	53.8	48.0	183.5	179.0	458.9	-61%

Loan Portfolio

MM Ps	4Q04	%	3Q04	%	4Q03	%
TOTAL LOAN PORTFOLIO	55,140	100%	48,708	100%	45,612	100%
Commercial	50,543	92%	44,250	91%	41,606	91%
Financial Institutions	810	1%	801	2%	896	2%
Consumer	2,878	5%	2,925	6%	2,810	6%
Housing	572	1%	500	1%	103	0%
Federal Govemment	0	0%	0	0%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	338	1%	232	0%	196	0%
LOAN LOSS RESERVES	6,357	12%	6,155	13%	5,386	12%

	4Q04	3Q04	4Q03
Pesos	60%	55%	48%
USD	40%	45%	52%
Secured *	78%	78%	79%
Unsecured	22%	22%	21%

* Collateral, real guarantees and guarantors

Non Performing Loans

Current Ps	$ MM Ps	%
NPL September 30, 2004	228.92	
- Decreases in NPL	58.24	100.0%
* Recoveries & Restructures	58.24	100.0%
* Write Offs	0.00	0.0%
+ Increases in NPL	167.31	100.0%
* Exchange rate effects	-1.28	-0.8%
* New NPL	168.59	100.8%
NPL December 31, 2004	338.00	

Commercial Lending

Banco Inbursa remains as the third most important bank in the Mexican system in commercial lending with a 14.1% market share as of September 2004.

Loan portfolio remains well diversified in many sectors such as construction, services, manufactures, financial services and transport, among others.

Capitalization

Even though the dividend payment done on may 2004, Banco Inbursa remains as a well capitalized bank with a 20.1% TIER 1 Capital ratio as of December, 2004.

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee trough detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured trough stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

The value at risk results should be understood as follows: as of December 2004, under an stressed scenario (year 1998 market conditions). Banco Inbursa would have lost $176 MM Ps with its December 2004 portfolio which would have represented 0.94% of its September 2004 TIER 1 Capital.

Loan Portfolio Breakdown by Sector



Construction 2.1%
Others 7.7%
Food 4.1%
Energy 1.6%
Manufacture 24.0%
Transport 6.2%
Services 25.2%
Financial Services 9.2%
Entreteinment 4.7%
Mining 6.5%
Steel 4.6%
Telecom 3.5%

Capitalization Ratio

MM Ps as of December 2004	Dec '04	Sep '04	Dec '03	Mkt. Avg. Sep '04
Credit Risk Assets	**64,530.2**	**57,496.3**	**42,497.3**	**852,085.0**
Tier 1 Capital	30.4%	33.3%	43.7%	20.9%
Net Capital	31.6%	34.5%	44.9%	23.2%
Credit & Portfolio Risk Assets	**97,578.6**	**90,346.2**	**86,260.3**	**1,352,897.9**
Tier 1 Capital	20.1%	21.2%	21.5%	13.2%
Net Capital	20.9%	22.0%	22.1%	14.6%

Value at Risk * 4Q04 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK (1)	% VAR vs TIER 1 CAPITAL
Fixed Income	60,857.0	(66.0)	-0.35%
Equity	1,634.0	(28.0)	-0.15%
Derivatives	(9,916.0)	(136.0)	-0.73%
Banco Inbursa	52,575.0	(176.0)	-0.94%
TIER 1 CAPITAL (2)	18,814.0		

(1) Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

(2) Last quarter TIER 1 CAPITAL

Loan Portfolio 4Q04 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio (%)	Loan Loss Resrve vs Past Due Loans (Times)
USD*	22,381.0	240.7	3,366.2	15.04%	13.98
MXP	32,113.0	97.2	2,853.4	8.89%	29.35
UDI's*	788.7	0.0	137.8	17.47%	4,593.03
Total	**55,282.7**	**338.0**	**6,357.3**	**11.50%**	**18.81**

** Both figures, USD and UDI's are expressed in pesos*

AFORE INBURSA
(Pension Funds)

Afore Inbursa posted $98.9 MM Ps in commission income during 4Q04 compared with $140.2 MM Ps in 3Q04. Seasonality in commission income explains this deference. If compared 4Q04 with 4Q03, commission income increased 19.5%. This result is mainly supported by the growth in affiliate base. When compared 2004 with 2003, commission income decreased 11%. The change in commission structure that started on July, 2003 is the main driver behind this result.

New regulation in the Afore business related to affiliate base was approved at the end of 2004. Starting 2005, an affiliate can change to a cheaper Afore at any time he wants but if he wants to move to a more expensive one, he has to wait at least one year as it was restricted for everybody in the former law. This new criteria applies for both, workers assigned by the Banco de Mexico and transfers among the Afore system. Afore Inbursa is ranked as the third cheapest Afore in the system and this new law brings the opportunity to increase the affiliate base in a significant manner trough more than 33 million clients in the system.

Affiliate Base & Assets Under Management

Assets under management reached $38,853.5 MM Ps at the end of December 2004 a 24.7% increase relative to the same period of 2003 and a 6.8% increase when compared with 3Q04.

In one year, affiliate base was increased by 389,900 new clients from 2,120,961 in 4Q03 to 2,510,861 in 4Q04, this is mainly explained by higher transfers among the Afore system and by the distribution of Banco de Mexico that took place during the year. These new affiliates were distributed among three best Afores of the system. Afore Inbursa was ranked among the three better. This ranking was based on the more favorable conditions to the client, such as lower commissions and better returns.

The average minimum wages/affiliate ratio was 5.04 as of December 2004, compared with 3.55 market average.

Stockholders' Equity

Stockholders' equity increased from $727.7 MM Ps in 4Q03 to $837.8 MM Ps in 4Q04 a 15% increase.

Selected Figures

MM Ps	4Q04	3Q04	4Q03	12M04	12M03	Chg
Comission Income	98.9	140.2	82.8	464.6	521.9	-11%
Total General Expenses	**(90.9)**	**(94.9)**	**(79.4)**	**(321.5)**	**(214.0)**	**50%**
Administrative Expenses	(25.3)	(22.5)	(16.9)	(99.4)	(73.3)	36%
Operating Expenses	(17.3)	(22.1)	(21.4)	(71.6)	(70.7)	1%
Promotion Expenses	(48.3)	(50.3)	(41.1)	(150.6)	(70.0)	115%
Depreciation & Amortization	(2.8)	(2.9)	(3.3)	(11.8)	(13.9)	-15%
Operating Income	5.2	42.4	0.1	131.2	293.9	-55%
Other Income	2.6	0.9	0.4	4.5	3.2	41%
REPOMO	(62.4)	10.3	(11.6)	(39.8)	(22.8)	75%
Net Income	12.0	33.1	(3.9)	107.0	207.1	-48%
Investments	780.8	778.2	714.1	780.8	714.1	9%
Fixed Assets	16.6	16.4	18.3	16.6	18.3	-9%
Total Assets	881.4	924.5	872.4	881.4	872.4	1%
Stockholders' Equity	837.8	822.5	727.7	837.8	727.7	15%

Affiliate Quality

	4Q04	3Q04	4Q03	Mkt. Share Dec-04
Affiliattes (#)	2,510,861	2,371,881	2,120,961	7.5%
Assets Under Mngmt. (MM Ps)	38,853.5	36,378.0	31,151.0	8.1%

	4Q04	3Q04	4Q03	Mkt. Avg Dec-04
Avg. Min. Wages/Affiliate	5.04	5.18	5.39	3.55
Active Workers/Affiliate	31.2%	32.5%	31.6%	36.3%
ROE*	12.8%	15.4%	28.5%	27.7%

*Anualized


Assets Under Management
4Q02-4Q04
(MM Ps)
25,708.7
27,180.7
28,742.2
30,259.1
31,151.0
32,743.7
34,281.8
36,378.0
38,853.5
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04

COST OF OPPORTUNITY INDICATOR

AFORE	%
Inbursa	**100.0%**
Actinver	92.8%
XXI	92.4%
Principal	92.2%
Banamex	92.1%
Banorte Generali	91.6%
IXE	90.9%
HSBC	90.7%
Azteca	90.0%
Bancomer	89.8%
ING	89.7%
Profuturo GNP	88.5%
Santander Mexicano	86.1%
System Average	**92.0%**

The information presented should not be in any case understood as a recommendation

Assumptions:

- Workers with a 3 times Mexico City´s minimum wage, affiliated to the IMSS (Mexican Social Security Institute) since July 1997.
- Commission structure of each Afore
- Siefore returns
- The sample considers a time frame from July 2, 1997 to December 31, 2004.

- This cost of opportunity indicator was launched by Consar on September 2001. The indicator shows the percentage of assets that an affiliate has in less than what he would have in the Afore with a better balance accumulation per affiliate, which was Inbursa as of December 2004.
- The indicator allows to compare the balance accumulated by an affiliate after commissions charges and returns on his investment trough the Siefore
- This figure only considers the balance for retirement after handicap or oldness. The indicator might change according to the worker salary.

SEGUROS INBURSA Under US GAAP
(MM USD)

Net Income

	4Q04 MM USD	3Q04 MM USD	4Q03 MM USD	Jan-Dec '04 MM USD	Jan-Dec '03 MM USD
Net income under CNSF GAAP	41.2	(6.3)	(17.4)	59.6	14.4
Reserves Adjustments	1.0	4.6	(28.4)	6.7	(36.0)
Investments Adjustments	(16.3)	27.1	(0.2)	25.5	2.5
Deferred Taxes	4.1	(5.2)	2.8	(6.0)	30.9
Deferred Acquisition Costs	(3.2)	0.1	(3.8)	(3.4)	(1.1)
Monetary Positions Adjustments	20.1	13.0	10.5	45.9	26.7
Others	(10.7)	(18.3)	52.0	(43.1)	51.1
Net Increase	(5.1)	21.3	32.9	25.5	74.1
Net Income Under US GAAP	**36.1**	**15.0**	**15.5**	**85.1**	**88.5**

- ***Seguros Inbursa's** net income reached $36.1 MM USD during 4Q04 and under US GAAP, $5.1 MM USD less than those registered under the CNSF rules during the same period. This result is mainly explained by $25.1 MM USD add-backs coming from reserves, deferred taxes and monetary position adjustments together with $30.2 MM USD deductions in investments, deferred acquisition cost and other adjustments.*

Stockholders' Equity

	4Q04 MM USD	3Q04 MM USD	4Q03 MM USD
Stockholders 'equity under CNSF GAAP	245.8	196.4	174.7
Adjustments on Assets	57.9	41.5	74.6
Deferred Acquisition Cost	60.8	57.4	58.5
Fixed Assets	(35.8)	(33.7)	32.3
Others	32.9	17.8	(16.2)
Reserves Adjustments	383.7	397.3	293.1
Deferred Taxes	(247.4)	(249.4)	(174.0)
Others	46.5	50.0	1.5
Net Increase	240.7	239.4	195.2
Stockholders 'Equity Under US GAAP	**486.5**	**435.8**	**369.9**

- ***Seguros Inbursa's** Stockholders' equity resulted $486.5 MM USD under US GAAP at the end of December, 2004 compared with $245.8 MM USD under the CNSF rules. The difference is basically explained by: $57.9 MM USD, $383.7 MM USD and $46.5 MM USD add-backs from assets, reserves and other adjustments, respectively, and deductions of $247.4 MM USD from deferred taxes.*

SEGUROS INBURSA
(Insurance)

Seguros Inbursa posted $664.7 MM Ps profits during 2004 that favorable compares with $170.4 MM Ps obtained in 2003. This result was mainly due to 3 factors; 1) a 6.2% growth in total premiums, 2) a lower combined ratio that decreased from 94.1% in 2003 to 91.7% in 2004, even though higher acquisition costs mainly in the automobile business after the price war in this market, reflecting lower siniestrality due to better risk underwriting and 3) the increase of 27% in net financial income due to better market conditions. It is worth to point out that this result was achieved even though the 62% increase in monetary position and the 50% growth in reserves creations during the year.

Subsidiaries result posted $135.7 MM Ps as of December 2004 compared with $17.5 MM Ps during 2003. This result is explained by Patrimonial Inbursa.

Seguros Inbursa remains as one of the most efficient insurance companies in the country maintaining accurate combined ratios in the different lines of businesses.

Seguros Inbursa Selected Financial Information

MM Ps	4Q04	3Q04	4Q03	12M04	12M03	Chg
Direct Premiums	2,671.5	2,075.7	2,217.6	8,979.9	8,453.2	6%
Reserves Provisions	297.5	617.6	168.7	1,387.1	926.2	50%
Technical Income	488.3	(172.0)	272.1	367.3	880.9	-58%
Net Financial Income	140.1	178.8	180.8	1,007.3	790.8	27%
Repomo	(212.6)	(146.0)	(124.5)	(511.5)	(315.4)	62%
Net Income	451.3	(81.7)	(204.4)	664.7	170.4	290%
Assets	18,218.0	17,536.1	16,475.7	18,218.0	16,475.7	11%
Investments	14,525.8	14,112.6	12,372.4	14,525.8	12,372.4	17%
Reserves	13,096.8	13,153.6	12,094.9	13,096.8	12,094.9	8%
Stockholders' Equity	2,740.8	2,276.1	2,065.2	2,740.8	2,065.2	33%

Total Premiums

Line of business	Breakdown 2004	Growth Rate 2004 vs 2003	Combined Ratio (2004)	Combined Ratio (2003)
P&C	28.1%	-8.6%	73.5%	76.7%
Automobile	23.0%	-12.0%	95.3%	101.9%
Life	37.3%	39.1%	N.A	N.A
Acc. & Health	11.6%	10.9%	97.6%	98.0%
Total	100%	6.2%	91.7%	94.1%

Selected Figures

	RATIOS 4Q04	RATIOS 4Q03	Market Avg Sep '04
Investments / Assets*	90.3%	88.0%	78.3%
Investments / Reserves*	1.41	1.28	1.08
Reserves / Premiums*	2.72	2.71	1.51
Combined Ratio	91.7%	94.1%	95.0%

* *Includes the annuitty bussiness*

Seguros Inbursa´s combined ratio improved from 94.1% in 2003 to 91.7% at the end of 2004, while total premiums increased 6.2% in the same frame of time.

Automobile *business decreased 12.0% while improving combined ratio from 101.9% as of December 2003 to 95.3% at the end of 2004. This result is mainly explained by a price war in this market during the year in which Inbursa´s strategy was oriented to concentrate efforts in accurate risks by tariffs differentiation.*

Property & casualty *premiums decreased 8.6% basically explained by tariff reductions due to the re-insurance costs decreases.*

Life and A&H *businesses increased 39.1% and 10.6%, respectively. This result is mainly explained by the growth in client base as well as cross-selling due to synergies obtained with the retail strategy.*

PENSIONES INBURSA Under US GAAP
(MM USD)

Net Income

	4Q04 MM USD	3Q04 MM USD	4Q03 MM USD	Jan-Dec '04 MM USD	Jan-Dec '03 MM USD
Net income under CNSF GAAP	43.2	155.2	44.9	236.4	100.5
Reserves Adjustments	3.2	0.6	2.2	3.0	6.0
Investments Adjustments	(233.6)	4.1	(13.6)	(205.3)	(31.5)
Deferred Taxes	102.8	(0.8)	6.2	97.3	(21.6)
Deferred Acquisition Costs	(11.8)	(0.3)	(0.0)	(12.2)	(0.1)
Monetary Positions Adjustments	23.5	20.9	18.4	62.8	44.1
Others	123.7	(12.3)	(10.9)	94.1	(23.0)
Net Increase	7.7	12.2	2.3	39.8	(26.1)
Net Income Under US GAAP	**50.9**	**167.5**	**47.2**	**276.2**	**74.3**

- *Under USGAAP, Pensiones Inbursa net income stood at $50.9MM USD in 4Q04 compared with $43.2 MM USD under the CNSF rules, $7.7 MM USD more. This result is explained by add-backs of $253.1 MM USD coming from reserves, deferred taxes, monetary position and other adjustments as well as deductions of $245.4 MM USD explained by investments and deferred acquisitions costs adjustments during the quarter.*

Stockholders' Equity

	4Q04 MM USD	3Q04 MM USD	4Q03 MM USD
Stockholders'equity under CNSF GAAP	846.1	780.1	579.2
Investments Adjustmens	376.1	325.9	24.3
Reserves Adjustments	157.9	155.0	152.3
Deferred Taxes	(194.6)	(203.8)	(116.2)
Others	(231.4)	(192.5)	28.7
Net Increase	108.0	84.6	89.1
Stockholders'Equity Under US GAAP	**954.1**	**864.7**	**668.3**

- *Pensiones Inbursa's Stockholders' equity resulted $954.1 MM USD under US GAAP in 4Q04 compared with $846.1 MM USD under the CNSF rules. The difference is basically explained by: $376.1 MM USD and $157.9 MM USD add-backs from investments and reserves adjustments, respectively, and deductions of $194.6 MM USD and $231.4 MM USD from deferred taxes and other adjustments, respectively.*

PENSIONES INBURSA
(Annuities)

Pensiones Inbursa´s net income reached $2,635.3 MM Ps during 2004 that favorable compares with $1,187.5 MM Ps obtained in 2003. This result is mainly explained by the equity restructure of Grupo Televicentro during the quarter when Inbursa received 198.9 million CPO´s of Grupo Televisa and represented $1,990.7 MM Ps net of taxes extraordinary income.

It is worth to recall that Sinca Inbursa sold its 25% stake in Grupo Televicentro to Promotora Inbursa, a subsidiary of Pensiones Inbursa, during 1Q03. This investment used to be registered under the equity method in Promotora Inbursa and marked to market in July 2004. It is worth to mention that this investment hasn't been marked to market again since that date as it has been classified as non monetary asset, its value is only increased in real terms, if marked to market at the end of 2004 Televisa´s CPOs stake value would have been $130 MM USD more.

Selected Financial Information

MM Ps	4Q04	3Q04	4Q03	12M04	12M03	Chg
Direct Premiums	102.3	51.5	195.7	545.4	694.0	-21%
Reserves Provisions	80.1	(56.6)	126.5	243.4	389.8	-38%
Acquisition cost	(7.4)	(1.9)	(25.3)	(18.6)	(95.5)	-81%
Technical Income	(160.5)	(73.9)	(128.4)	(441.2)	(498.4)	-11%
Net Financial Income	284.7	197.3	231.7	953.5	875.9	9%
Repomo	(244.5)	(236.2)	(218.5)	(700.3)	(520.9)	34%
Income from Subs.*	285.5	1,702.5	503.0	2,288.6	1,047.6	118%
Net Income	396.7	1,786.3	533.4	2,635.3	1,187.5	122%
Assets	22,402.2	21,969.9	19,594.9	22,402.2	19,594.9	14%
Investments	22,136.2	21,730.4	19,384.8	22,136.2	19,384.8	14%
Reserves	12,831.1	12,824.2	12,653.1	12,831.1	12,653.1	1%
Stockholders' Equity	9,433.9	9,040.5	6,846.3	9,433.9	6,846.3	38%

**** Promotora Inbursa***

Investments increased from $19,594.9 MM Ps at the end of December, 2003 to $22,136.2 MM Ps as of 4Q04, representing a 14% growth. This result is mainly explained by higher level of operations in Promotora Inbursa, Pensiones Inbursa´s subsidiary, after it´s equity increase.

Stockholders´ equity stood at $9,433.9 MM Ps as of December 2004, a 38% increase relative to 4Q03. This was the result of the mark to market of Grupo Televicentro investment as announced in July 2004.

OPERADORA INBURSA
(Mutual Funds)

Operadora Inbursa posted $168.7 MM Ps profits during 2004 compared with $155.4 MM Ps in the same period of the previous year, representing 8.5% increased . Higher operational volumes is the main driver behind this result.

Funds under management reached $24,149.2 MM Ps at the end of 2004.

Funds Under Management
December 2004

Dinbur
$3.0 bn Ps



CD's
30%
Gov. Bonds
(Nom. Rate)
42%
Gov. Bonds
(Real Rate)
28%

Fonibur
$8.4 bn Ps



Gov.
Securities
27%
Stocks
67%
CD's
6%

Fondo Inbursa
$5.0 bn Ps



Stocks
68%
Gov.
Securities
29%
CD's
3%

Inburex
$7.7 bn Ps



Long Term
Debt
24%
Gov. Bonds
(Real. Rate)
4%
Gov. Bonds
(Nom. Rate)
43%
MTNs
29%

Mutual Funds
(December, 2004)

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN MKT AVG.	ANUALIZED RETURN MSE
DINBUR	Fixed Income	2,959.1	5.60%	3.91%	
INBUREX	Fixed Income	7,719.2	6.30%	4.79%	
INBURSA	Stock´s, Bonds $ M.M.	5,021.7	45.76%	31.08%	46.87%
FONIBUR	Stock´s, Bonds $ M.M.	8,449.2	51.04%	31.08%	46.87%

* MSE – Mexican Stock Exchange

INVERSORA BURSATIL
(Brokerage House)

Inversora Bursatil posted profits of $347.7 MM Ps during 2004, 104% higher than those registered during 2003. This result is mainly explained by the significant participation of Inbursa in the largest corporate restructures in the country (ICA and Desc), as well as better market conditions and higher levels of operations during 2004.

During the third quarter of 2004 Inversora Bursatil underwrote $47.1 Bn Ps for an accumulated amount of $167.7 Bn Ps in Commercial Paper, continuing its leadership in this segment of business in Mexico.

Stockholders´ equity increase 25% in one year, from $884.6 MM Ps at the end of 2003 to $1,108.0 MM Ps in 2004.

Select Figures

MM Ps.	4Q04	3Q04	4Q03	12M04	12M03	Chg
Operating Margin	84.5	71.3	78.2	505.0	244.4	107%
Interest Income	(1.6)	(7.5)	0.7	3.9	4.3	-9%
Net Income	62.3	52.0	55.1	347.7	170.4	104%
Total Assets	1,285.8	1,289.7	1,121.0	1,285.8	1,121.0	15%
Investment Portfolio	1,113.0	1,047.9	892.6	1,113.0	892.6	25%
Stockholders' Equity	1,108.0	1,042.2	884.6	1,108.0	884.6	25%
Assets in Custody	693,297.8	607,877.7	522,184.8	693,297.8	522,184.8	33%

FIANZAS GUARDIANA INBURSA
(Bonds)

During 2004, Fianzas Guardiana Inbursa posted profits of $232.5 MM Ps, compared with $158.1 MM Ps obtained in the same period of the previous year, a 47% increase. This result is mainly explained by the release of reserves during the year that were in excess according with the new regulation as well as the increased of 20% in premiums.

Select Figures

MM Ps	4Q04	3Q04	4Q03	12M04	12M03	Chg
Direct Premiums	108.5	99.1	85.8	373.5	310.4	20%
Technical Income	49.4	44.5	32.4	163.4	175.6	-7%
Earnings From Investments	0.5	1.2	2.6	4.8	22.3	-79%
Monetary Position	(9.9)	(9.4)	(8.0)	(27.4)	(19.3)	42%
Net Income	70.0	75.9	32.1	232.5	158.1	47%
Total Assets	1,154.6	1,109.5	941.3	1,154.6	941.3	23%
Investments	1,011.9	960.1	844.3	1,011.9	844.3	20%
Reserves	205.5	208.0	212.2	205.5	212.2	-3%
Stockholders' Equity	821.1	742.3	573.5	821.1	573.5	43%

APPENDIX
US GAAP

Investment by Company

MM USD	4Q04 $	4Q04 %	3Q04 $	% chg vs. 3Q04	4Q03 $	% chg vs. 4Q03
Banco Inbursa	1,827.0	54%	1,782.1	3%	1,596.3	14%
Operadora	43.5	1%	37.6	16%	34.8	25%
Seguros	486.5	14%	435.8	12%	369.9	32%
Pensiones	855.8	25%	774.4	11%	600.8	42%
Fianzas	77.8	2%	69.8	12%	58.1	34%
Inversora	98.7	3%	89.8	10%	75.1	31%
Others	7.4	0%	6.8	9%	55.3	-87%
Total	**3,396.8**	**100%**	**3,196.2**	**6%**	**2,790.1**	**22%**

Net Income

MM USD	4Q04 $	4Q04 %	3Q04 $	% chg vs. 3Q04	4Q03 $	% chg vs. 4Q03	Jan - Dec 2004	Jan - Dec 2003	% Chg
Banco Inbursa	83.4	45%	44.8	86%	74.0	13%	204.3	114.7	78%
Operadora	4.6	2%	4.0	14%	(0.6)	-810%	16.5	10.7	54%
Seguros	36.1	19%	15.0	140%	15.5	133%	85.1	88.5	-4%
Pensiones	50.9	27%	167.5	-70%	47.2	8%	276.2	74.3	272%
Fianzas	3.0	2%	6.3	-53%	5.4	-44%	17.7	9.7	82%
Inversora	8.7	5%	5.7	55%	6.0	45%	36.0	17.1	111%
Others	0.2	0%	0.2	-17%	0.7	-71%	1.5	3.9	-61%
Total	**186.9**	**100%**	**243.6**	**-23%**	**148.2**	**26%**	**637.3**	**318.9**	**100%**

Sources & Uses of Funds
(MM USD)

SOURCES	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	1,827.0	5,046.0	570.2	69.7	623.3	**8,136.2**
Seguros Inbursa	486.5	-	1,174.7	41.7	171.8	**1,874.7**
Pensiones Inbursa	855.8	-	1,150.8	-	12.3	**2,018.9**
Inversora Bursátil	98.7	-	-	7.3	8.7	**114.7**
Operadora Inbursa	43.5	-	-	3.6	0.4	**47.6**
Fianzas G-Inbursa	77.8	-	18.4	-	11.5	**107.7**
Others	7.4	6.1	-	0.0	0.9	**14.4**
TOTAL	**3,396.8**	**5,052.1**	**2,914.1**	**122.4**	**828.8**	**12,314.2**

USES	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	1,011.5	4,988.6	1,745.9	17.3	372.8	**8,136.2**
Seguros Inbursa	241.2	30.5	942.4	89.2	571.3	**1,874.7**
Pensiones Inbursa	927.0	-	1,032.7	-	59.3	**2,018.9**
Inversora Bursátil	102.4	-	4.2	2.5	5.6	**114.7**
Operadora Inbursa	10.6	-	35.0	-	2.0	**47.6**
Fianzas G-Inbursa	49.5	5.6	30.2	5.4	17.0	**107.7**
Others	0.3	11.3	1.9	-	1.0	**14.4**
TOTAL	**2,342.5**	**5,036.0**	**3,792.3**	**114.3**	**1,029.0**	**12,314.2**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Loan Portfolio

MM USD	4Q04	%	3Q04	%	4Q03	%
TOTAL LOAN PORTFOLIO	**4,945**	**100%**	**4,303**	**100%**	**3,859**	**100%**
Commercial	4,533	92%	3,918	91%	3,520	91%
Financial Institutions	73	1%	69	2%	76	2%
Consumer	258	5%	252	6%	238	6%
Housing	51	1%	43	1%	9	0%
Federal Government	0	0%	0	0%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**30**	**1%**	**20**	**0%**	**17**	**0%**
LOAN LOSS RESERVES	**570**	**12%**	**531**	**12%**	**456**	**12%**

	4Q04	3Q04	4Q03
Pesos	60%	55%	48%
USD	40%	45%	52%
Secured *	78%	78%	79%
Unsecured	22%	22%	21%

* Collateral, real guarantees and guarantors

APPENDIX
Banco Inbursa

CAPITALIZATION
(Constant MM Pesos as of December 31, 2004)

	TIER 1 CAPITAL	**19,606**
STOCKHOLDERS' EQUITY		23,200
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS		-
LESS:	INVESMENT IN SUBORDINATED DEBT	-
	INVESTMENTS IN FINANCIAL INSTITUTIONS	2,025
	INVESTMENTS IN NON-FINANCIAL INSTITUTIONS	1,242
	FINANCING GRANTED FOR THE AQUISITION OF SHARES	-
	OF THE BANK OR OTHER GROUP SUBSIDIARIES	-
	EXCESS ON DEFERRED TAXES	-
	RESTRUCTURING CHARGES & OTHER INTANGIBLES	327
	PREVENTIVE RESERVES PENDING TO BE CONSTITUITED AND CONSTITUITED	-
	OTHER ASSETS	-
	TIER 2 CAPITAL	**787**
CAPITALIZATION INSTRUMENTS		-
GENERAL PREVENTIVE RESERVES		787
SUBORDINATED DEBT		-
	TIER 1 & 2 CAPITAL	**20,393**

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	23,064	1,845
PESO OR UDI REAL INTEREST RATE OPERATIONS	367	29
FOREIGN CURRENCY NOMINAL INTEREST RATE	3,613	289
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	6	0
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	3,347	268
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	2,651	212
TOTAL	**33,048**	**2,644**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GRUOP I (RISK WEIGHT 0 %)	-	-
GRUOP II (RISK WEIGHT 20 %)	1,342	107
GRUOP III (RISK WEIGHT 100 %)	61,608	4,929
SUB-TOTAL	**62,949**	**5,036**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES	1,581	126
TOTAL	**64,530**	**5,162**

INVESTMENT IN SECURITIES
December 31, 2004
(Constant 000´s Pesos as of December 31, 2004)

TRADING PORTFOLIO	**15,964,079**
Securities	1,548,637
Securities Issued by Finantial Institutions	0
Bonds	5,370,766
Government Securities	9,006,035
Other Issues (CPO´s)	38,641
SECURITIES HELD FOR SALE	**1,881**
Government Securities	1,881
SECURITIES HOLD TO MATURITY	**3,445,147**
Bearer Notes	0
Credit Link	3,445,147
Commercial paper	0

REPURCHASE PORTFOLIO
December 31, 2004
(Constant 000´s Pesos as of December 31, 2004)

REPURCHASE AGREEMENTS	**5,245**
Cetes	-117
Bondes	5,362
Bankers´ Acceptances	0
RESELL AGREEMENTS	**1,680**
Cetes	-123
Bondes	1,803
Bankers´ Acceptances	0

DEFERRED TAXES
December 31, 2004
(Constant 000´s Pesos as of December 31, 2004)

TOTAL DEFERRED TAXES	**732,788**
Foreign Exchange Investments	128,953
Investments	882
Stocks	221,134
Permanent Equity Investments	-22,824
Bonds	43,944
Repos	354
Forwards	22,627
Swaps	345,783
Futures 24/48 hrs	-4,078
Fiscal losses	-6,369
Amort. buy-sell portfolio	67,321
Forex	-64,939

LOAN PORTFOLIO
(Constant MM Pesos as of December 31, 2004)

	4Q04	
	PERFORMING LOANS	NON PERFORMINGLOANS
Commercial	51,023	322
Interbank	810	-
Consumer	2,878	7
Mortgages	572	9
Government	-	-
Fobaproa Bonds	-	-
Total	**55,283**	**338**

LOAN PORTFOLIO	4Q04
Total Loan Portfolio	55,621
Loan Loss Reserves	6,357
TOTAL LOAN PORTFOLIO (NET)	**49,264**

LOAN PORTFOLIO BREAKDOWN BY CURRENCY

	PESOS	UDI´s	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	28,313	365	22,347	**51,025**
Interbank	776	-	34	**810**
Consumer	2,460	417	-	**2,877**
Mortgages	564	7	-	**571**
Government	-	-	-	-
Fobaproa Bonds	-	-	-	-
Total Performing Loans	**32,113**	**789**	**22,381**	**55,283**
NON PERFORMING LOANS				
Commercial	81	-	241	**322**
Interbank	-	-	-	**0**
Consumer	7	-	-	**7**
Mortgages	9	-	-	**9**
Total Non Permorming Loans	**97**	**0**	**241**	**338**

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES

Loan Loss Reserves at September 30, 2004 (constant million pesos as of December 31, 2004)	**6,182**
- Adjustment for inflation Sep - Dec ´04	133
Loan Loss Reserves at September, 2004 (million nominal pesos)	**6,049**
+ Provisions recorded during the period	376
+ Currency valuation & other	-68
Loan Loss Reserves at December 31, 2004.	**6,357**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant MM Pesos as of December 31, 2004)

	Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO	**58,894**	**6,357**
Commercial Loans	**54,618**	**6,304**
Risk "A"	24,801	155
Risk "B"	24,362	2,684
Risk "C"	2,123	782
Risk "D"	1,620	972
Risk "E"	1,712	1,712
Except Federal Government	0	0
Interbank Loans	**810**	**13**
Risk "A"	718	4
Risk "B"	83	1
Risk "C"	0	0
Risk "D"	0	0
Risk "E"	8	8
Mortgages Loans	**581**	**18**
Risk "A"	110	1
Risk "B"	443	11
Risk "C"	29	6
Risk "D"	0	0
Risk "E"	0	0
Consumer Loans	**2,885**	**19**
Risk "A"	2,878	14
Risk "B"	0	0
Risk "C"	1	1
Risk "D"	5	3
Risk "E"	1	1
Aditional Reserves		**3**

MM current Ps as of December, 2004

	PORTFOLIO		REQUIRED RESERVES	
Risk	**% of risk**	**Notional**	**% in provision**	**Notional**
A	48.4%	28,506	0% - 0.99%	174
B	42.3%	24,888	1% - 19.99%	2,696
C	3.7%	2,153	20% - 59.99%	788
D	2.8%	1,625	60% - 89.99%	976
E	2.9%	1,722	90% - 100%	1,722
Subtotal	**100%**	**58,894**		**6,355**
Plus:			**Plus:**	
Non-Classified portfolio	-	-	Aditional estimates	3
Plus:				
Exceptued portfolio	0.0%	0		
Total Credit Portfolio	**100%**	**58,894**	**Total Reserves**	**6,357**

NOTES:

1- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER ENDING DECEMBER 31,2004, WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS GRANTED AS OF DECEMBER 31, 2004. THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE CNBV.
2- IN ACCORDANCE WITH LOAN CLASSIFICATION RULES, THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY AT LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING.
3- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTS AT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON DECEMBER 31, 2004.
4- IN ACCORDANCE WITH THE REGULATION 1460, PREVENTIVE RESERVES INCLUDES THE MORTGAGE PORTFOLIO PROVISIONS AS OF DECEMBER 2004 FOR $4,825,000 Ps
5- IN ACCORDANCE WITH THE REGULATION 1488, PREVENTIVE RESERVES INCLUDES THE PAST DUE LOANS INTEREST PROVISIONS FOR $2,508,000 Ps
6- IN ACCORDANCE WITH THE REGULATION 1493, PREVENTIVE RESERVES INCLUDES THE CONSUMER PORTFOLIO PROVISIONS AS OF DECEMBER 2004 FOR $14,390,000, $0, $552,000, $3,427,000 and $1,070,000 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.
7- THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED AS OF DECEMBER 31, 2004.

DERIVATIVES INSTRUMENTS

(Constant 000´s Pesos as of December 31, 2004)

	Pesos
Hedging Derivatives	
Forwards	
Bid	22,272,796.8
Ask	6,256,845.2
Transactional Derivatives	
Forwards	
Bid	26,605,030.6
Ask	2,732,716.1
Futures	
TIIE 28	15,594,189.0
Pesos	1,870,000.0
TOTAL	**25,320,551.9**

MATURITY	TOTAL
1 to 7 days	156,792
8 days to 1 month	8,876
1 to 3 months	905,006
3 to 6 months	55,514
6 to 9 months	98,368
9 months to 1 year	1,053,159
1 to 2 years	518,068
2 to 3 years	-
3 to 4 years	18,230
4 to 5 years	-
5 to 7 years	-
7 to 9 years	-
more than 9	-
TOTAL	**2,814,013**

INTERBANK LOANS & OTHER

(Constant 000´s Pesos as of December 31, 2004)

	December 31,2004
Pesos	1,830,613
USD*	983,400
TOTAL	**2,814,013**

BALANCE:

PESOS	Balance	Weighted
Discounts	958,075	
Interbanking	872,538	
	1,830,613	**8.29%**

USD*	Balance	Weighted
Loans from foreing banks	979,100	
Loans from national banks	4,300	
	983,400	**2.42%**

*** Figures in USD are expressed in Pesos**

US GAAP
Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement
US GAAP
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Interest Income	127.1	109.0	99.3	104.2	100.2	194.3	149.9	130.6
Interest Expense	50.4	155.1	45.3	(7.6)	30.1	38.8	38.2	66.7
FINANCIAL MARGIN	**76.7**	**(46.1)**	**54.0**	**111.8**	**70.2**	**155.4**	**111.7**	**63.9**
Loan Loss Provisions	30.5	27.9	26.5	18.2	23.6	28.5	24.5	33.8
RISK ADJUSTED NII	**46.2**	**(74.1)**	**27.5**	**93.6**	**46.5**	**126.9**	**87.2**	**30.1**
Premiums	116.5	147.7	138.1	131.7	139.3	169.4	134.6	165.8
Comissions & Tariffs	16.1	35.0	22.8	20.6	19.0	41.3	24.6	22.4
Market-Related Income	87.9	92.9	50.3	61.0	39.7	89.0	296.7	172.0
TOTAL OPERATING INCOME	**266.7**	**201.5**	**238.7**	**306.8**	**244.6**	**426.6**	**543.1**	**390.3**
Aquisiton Cost	29.8	30.2	27.8	27.5	30.8	29.7	32.2	31.6
Contrctual obligatios & other net Cost	80.2	93.4	95.9	107.4	113.7	114.9	95.3	120.3
Policies dividends	0.1	3.3	2.3	3.2	2.5	1.2	1.9	3.2
Other Insurance & Bond reserves	3.8	0.2	2.0	1.9	1.6	1.8	1.6	1.3
Administrative Expenses	17.8	54.7	48.6	52.7	36.4	57.0	48.5	57.2
OPERATING INCOME	**134.9**	**19.7**	**62.1**	**114.1**	**59.6**	**222.1**	**363.7**	**176.8**
Other Expenses (Products)	5.2	(5.2)	(5.0)	3.1	(23.6)	15.7	(3.8)	(12.6)
NET INCOME BEFORES TAXES	**129.8**	**24.9**	**67.1**	**111.0**	**83.2**	**206.4**	**367.5**	**189.4**
Incurred Income Tax	25.7	5.5	21.4	(3.4)	13.8	14.0	14.8	22.3
Deferred Income Tax	14.8	21.8	5.6	(13.3)	(14.4)	72.8	116.4	(22.8)
NET INCOME BEFORE SUBSIDIARIES	**89.2**	**(2.4)**	**40.1**	**127.7**	**83.8**	**119.6**	**236.2**	**189.8**
Participated net income from subs.	44.4	10.2	(14.7)	16.9	(6.2)	16.3	31.5	1.6
RESULTS FROM CONTINUED OPERATION	**133.6**	**7.7**	**25.4**	**144.6**	**77.6**	**135.8**	**267.7**	**191.4**
NET INCOME	**133.6**	**7.7**	**25.4**	**144.6**	**77.6**	**135.8**	**267.7**	**191.4**
MINORITY INTEREST	**(0.1)**	**(6.3)**	**2.5**	**(3.6)**	**0.2**	**6.3**	**24.2**	**4.5**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04
Cash & due from Banks	**1,096.7**	**707.9**	**568.0**	**549.0**	**821.6**	**739.9**	**715.0**	**888.3**
Financial Instruments	**2,812.0**	**3,704.8**	**3,763.3**	**3,808.6**	**4,331.3**	**3,936.5**	**4,947.3**	**5,422.4**
Negotiable	1,121.7	1,943.3	1,586.6	1,757.3	1,669.4	1,138.3	2,268.3	3,184.2
For Sale	698.1	705.1	644.7	560.3	1,341.5	1,267.5	1,099.1	829.1
Held to Maturity	992.2	1,056.5	1,532.0	1,491.1	1,320.3	1,530.6	1,579.8	1,409.1
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Investments in Real State for Leasing	**11.6**	**12.0**	**11.8**	**11.5**	**11.4**	**11.1**	**11.1**	**11.3**
Repos & Derivatives	**828.6**	**917.9**	**766.1**	**781.6**	**777.2**	**219.9**	**202.9**	**175.1**
Repo Operations	7.3	7.6	7.9	8.3	7.7	4.6	1.6	1.8
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	821.3	910.3	758.2	773.3	769.5	215.4	201.3	173.2
LOANS	**4,204.2**	**4,156.8**	**3,427.7**	**3,718.4**	**3,807.9**	**3,639.2**	**3,980.4**	**4,712.3**
Commercial	3,836.8	3,734.3	3,116.4	3,396.1	3,469.3	3,294.5	3,615.8	4,330.3
Interbank	358.6	414.4	62.6	75.8	82.3	78.9	69.1	72.6
Consumer	0.7	0.9	243.5	237.7	239.6	242.7	252.4	258.1
Housing	8.1	7.1	5.1	8.7	16.7	23.1	43.2	51.3
Federal Government	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**70.6**	**19.2**	**11.4**	**16.6**	**16.9**	**15.2**	**20.0**	**30.3**
TOTAL GROSS LOANS	**4,274.8**	**4,176.0**	**3,439.1**	**3,735.0**	**3,824.9**	**3,654.4**	**4,000.4**	**4,742.6**
Loan Loss Reserves	387.4	421.8	440.2	455.6	480.7	503.9	531.1	570.2
TOTAL NET LOANS	**3,887.4**	**3,754.2**	**2,998.9**	**3,279.4**	**3,344.1**	**3,150.4**	**3,469.3**	**4,172.4**
Receivables,Sundry Debtors & Adv. Payments	1,200.2	1,627.9	715.5	472.6	616.7	814.1	614.4	697.2
Fixed Assets (net)	151.4	158.6	151.8	80.7	142.8	174.7	192.5	196.8
Repossessed Assets	1.8	1.9	1.8	1.7	1.8	1.7	1.7	1.8
Permanent Equity Investments	389.7	228.4	235.3	270.1	229.8	267.6	367.1	305.5
Deferred Taxes (net)	1.1	1.2	0.0	1.1	1.1	0.0	0.0	0.0
Other assets,deferred charges & intangible	287.6	276.5	334.9	418.6	356.9	330.0	239.7	246.3
TOTAL ASSETS	**10,668.2**	**11,391.4**	**9,547.4**	**9,674.8**	**10,634.6**	**9,645.9**	**10,761.1**	**12,117.0**

LIABILITIES	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04
DEPOSITS	**2,910.0**	**3,339.3**	**2,786.7**	**2,820.8**	**3,591.9**	**3,459.5**	**3,980.2**	**4,788.9**
Demand Deposits	740.7	827.2	883.0	969.3	1,075.0	1,110.2	1,259.4	1,492.7
Time Deposits	96.8	111.1	97.9	102.1	123.5	111.4	95.6	76.7
Bank Bonds	167.0	172.8	0.0	0.0	0.0	0.0	0.0	0.0
MTN´s	1,905.5	2,228.2	1,805.8	1,749.4	2,393.4	2,237.9	2,625.2	3,219.5
Contingency claim & Premium Reserves	**1,595.3**	**1,686.8**	**1,648.0**	**1,649.0**	**1,703.8**	**1,667.1**	**1,692.1**	**1,786.5**
INTERBANK LOANS & OTHER	99.7	402.8	202.0	305.5	28.4	226.5	71.3	252.3
REPO & DERIVATIVES OPERATIONS	**1,635.3**	**918.6**	**865.1**	**895.6**	**881.2**	**89.2**	**79.4**	**65.7**
Repo Operations	6.6	5.6	4.6	5.6	5.8	3.0	1.0	1.8
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,628.7	913.0	860.6	890.1	875.4	86.2	78.4	63.9
OTHER ACCOUNTS PAYABLE	**1,206.3**	**1,647.1**	**766.2**	**594.3**	**913.1**	**563.9**	**921.0**	**1,006.8**
Income tax & Employee profit sharing	72.1	47.8	68.1	57.4	42.7	33.7	44.5	47.2
Other accounts payable	1,134.2	1,599.3	698.0	536.9	870.4	530.3	876.5	959.7
DEFERRED TAXES	496.5	548.7	534.4	548.4	554.0	605.3	726.5	717.3
DEFERRED CREDITS	0.1	0.1	0.1	0.1	0.1	19.6	0.1	0.1
TOTAL LIABILITIES	**7,943.1**	**8,543.4**	**6,802.5**	**6,813.7**	**7,672.5**	**6,631.2**	**7,470.5**	**8,617.6**
STOCKHOLDERS´ EQUITY								
SUSCRIBED CAPITAL	**1,010.1**	**1,009.0**	**1,009.0**	**1,008.7**	**1,008.7**	**1,008.7**	**1,008.7**	**1,008.7**
Paid-in Capital	1,010.1	1,009.0	1,009.0	1,008.7	1,008.7	1,008.7	1,008.7	1,008.7
EARNED CAPITAL	**1,700.9**	**1,783.1**	**1,668.3**	**1,781.4**	**1,879.7**	**1,932.9**	**2,187.5**	**2,388.1**
Retained Earnings	2,069.1	1,847.5	1,853.3	1,862.7	2,170.6	2,172.5	2,401.2	2,244.3
Adjusments for changes in Accounting Principl	(502.0)	(212.3)	(355.7)	(400.2)	(368.3)	(446.5)	(457.3)	(493.5)
Net Income of the period	133.8	147.8	170.7	318.9	77.4	206.9	243.6	637.3
Minority Interest	14.1	56.0	67.5	71.0	73.6	73.1	94.4	102.5
TOTAL STOCKHOLDERS´ EQUITY	**2,725.2**	**2,848.0**	**2,744.9**	**2,861.1**	**2,962.1**	**3,014.7**	**3,290.6**	**3,499.3**
LIABILITIES & STOCKHOLDERS' EQUITY	**10,668.2**	**11,391.4**	**9,547.4**	**9,674.8**	**10,634.6**	**9,645.9**	**10,761.1**	**12,117.0**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Interest Income	121.0	103.1	93.9	96.5	97.1	101.1	112.2	126.1
Interest Expense	51.3	154.4	46.7	(6.8)	32.3	30.4	34.6	53.3
Financial Margin	**69.7**	**(51.3)**	**47.2**	**103.3**	**64.7**	**70.7**	**77.6**	**72.8**
Loan Loss Provisions	30.5	27.9	26.5	18.2	23.6	28.5	24.5	33.8
Risk Adjusted Net Interest Income	**39.2**	**(79.2)**	**20.8**	**85.1**	**41.1**	**42.2**	**53.0**	**39.0**
Comissions and Fees	12.7	27.5	16.1	12.6	14.4	16.4	18.2	11.5
Market-Related Income	27.7	43.5	8.1	10.5	(32.1)	76.9	4.6	57.7
Operating Revenues	**79.6**	**(8.2)**	**45.0**	**108.3**	**23.3**	**135.5**	**75.8**	**108.2**
Non-Interest Expense	25.9	25.8	26.8	30.4	25.5	26.4	28.6	30.6
Operating Income	**53.7**	**(34.0)**	**18.2**	**77.9**	**(2.1)**	**109.1**	**47.2**	**77.6**
Other Income (Expenses)	0.0	0.0	0.0	0.0	0.0	0.3	(0.3)	0.0
Earnings Before Taxes	**53.7**	**(34.0)**	**18.2**	**77.9**	**(2.1)**	**109.4**	**46.9**	**77.6**
Incurred Income Tax & Profit Sharing	12.1	(1.1)	2.9	2.0	3.0	1.8	2.4	1.3
Deferred Income Tax	9.4	4.9	1.2	3.8	(22.6)	51.7	18.0	(2.9)
Net Income before Subsidiaries' Net Income	**32.2**	**(37.8)**	**14.1**	**72.1**	**17.5**	**55.9**	**26.5**	**79.2**
Subsidiaries' Net Income	39.1	(6.4)	(4.5)	(1.7)	8.3	(5.3)	18.6	4.3
Continous Operations' Net Income	**71.3**	**(44.2)**	**9.7**	**70.4**	**25.7**	**50.6**	**45.1**	**83.5**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Minority Interest	0.1	6.3	(2.5)	3.6	(0.2)	(0.1)	(0.3)	(0.1)
Net Income	**71.4**	**(37.9)**	**7.1**	**74.0**	**25.5**	**50.5**	**44.8**	**83.4**

BANCO INBURSA

Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04
Cash & Due From Banks	**1,094.5**	**700.0**	**569.5**	**547.8**	**826.1**	**628.4**	**561.5**	**890.5**
Financial Instruments	**456.5**	**1,140.9**	**1,133.3**	**1,035.0**	**1,208.7**	**1,046.5**	**1,713.1**	**1,762.6**
Negotiable	448.0	1,130.6	628.7	568.3	798.9	545.1	1,191.9	1,476.8
For Sale	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Held to Maturity	8.3	10.1	504.5	466.6	409.7	501.2	521.0	285.6
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**825.3**	**912.4**	**762.3**	**773.8**	**772.4**	**160.9**	**149.7**	**128.5**
Repo Operations	4.0	2.1	4.1	2.6	2.9	2.7	1.0	0.9
Derivatives	821.3	910.3	758.2	771.2	769.5	158.1	148.7	127.6
Guarantee Instruments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
LOANS	**4,348.2**	**4,306.2**	**3,435.6**	**3,842.1**	**4,109.9**	**4,058.5**	**4,182.9**	**4,915.2**
Commercial	3,980.8	3,883.7	3,124.3	3,519.8	3,771.2	3,713.7	3,818.3	4,533.2
Interbank	358.6	414.4	62.6	75.8	82.3	78.9	69.1	72.6
Consumer	0.7	0.9	243.5	237.7	239.6	242.7	252.4	258.1
Housing	8.1	7.1	5.1	8.7	16.7	23.1	43.2	51.3
Federal Government	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**70.6**	**19.2**	**11.4**	**16.6**	**16.9**	**15.2**	**20.0**	**30.3**
Total Gross Loans	**4,418.8**	**4,325.4**	**3,447.0**	**3,858.7**	**4,126.8**	**4,073.6**	**4,203.0**	**4,945.5**
Preventive Provision for Credit Risks	**387.4**	**421.8**	**440.2**	**455.6**	**480.7**	**503.9**	**531.1**	**570.2**
Total Net Loans	**4,031.4**	**3,903.7**	**3,006.8**	**3,403.1**	**3,646.1**	**3,569.7**	**3,671.8**	**4,375.3**
Receivables & Sundry Debtors	819.2	950.5	371.2	107.3	274.2	325.8	214.6	286.7
Fixed Assets (net)	12.7	16.5	20.2	19.6	17.8	33.2	33.5	34.6
Repossessed Property	1.8	1.9	1.8	1.7	1.8	1.7	1.7	1.8
Permanent Equity Investments	362.2	188.4	175.6	180.2	180.7	218.7	311.7	244.6
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	22.8	13.2	14.8	31.5	32.5	56.6	46.5	46.2
TOTAL ASSETS	**7.626.4**	**7.827.5**	**6.055.4**	**6.100.1**	**6.960.1**	**6.041.5**	**6.704.1**	**7.770.8**

LIABILITIES	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04
Deposits	**2,914.2**	**3,376.3**	**2,792.3**	**2,826.2**	**3,597.3**	**3,466.4**	**3,991.0**	**4,793.7**
Demand Deposits	744.9	833.0	888.5	974.7	1,080.4	1,117.0	1,270.2	1,497.4
Time Deposits	96.8	111.1	97.9	102.1	105.1	111.4	95.6	76.7
Bank Bonds	167.0	172.8	0.0	0.0	0.0	0.0	0.0	0.0
MTN´s	1,905.5	2,259.4	1,805.8	1,749.4	2,411.8	2,237.9	2,625.2	3,219.5
Interbank Loans & Other	238.5	545.4	202.0	421.3	322.4	226.5	268.1	252.4
Repo Operations	3.2	0.6	0.9	0.2	1.9	1.5	0.2	0.6
Trading Options	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,628.7	913.0	860.6	890.1	875.4	86.2	78.4	63.9
Other Accounts Payable	614.7	1,123.4	415.1	126.6	328.5	279.6	306.7	553.1
Income Tax & Employee Profit Sharing	25.2	9.0	11.3	12.7	4.0	4.6	6.4	5.9
Deferred Taxes	225.0	237.7	224.4	223.2	201.9	246.6	267.2	270.0
Deferred Credits	0.1	0.1	0.1	0.1	0.1	19.6	0.1	0.1
TOTAL LIABILITIES	**5,649.6**	**6,205.4**	**4,506.6**	**4,500.3**	**5,331.5**	**4,331.1**	**4,918.0**	**5,939.6**
STOCKHOLDERS´ EQUITY								
SUSCRIBED CAPITAL	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**
Paid-in Capital	987.1	987.1	987.1	987.1	987.1	987.1	987.1	987.1
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**989.7**	**635.0**	**561.6**	**612.6**	**641.4**	**723.3**	**799.0**	**844.2**
Capital Reserves	205.5	226.4	226.4	226.4	226.4	231.1	231.1	231.1
Retained Earnings	1,418.8	1,001.9	1,001.9	1,001.9	1,048.3	1,200.4	1,200.4	1,216.7
Adjustment for Changes on Accounting Principles	(708.8)	(630.3)	(710.8)	(733.8)	(662.6)	(788.0)	(757.4)	(812.1)
Net income of the period	71.4	33.5	40.7	114.7	25.5	76.0	120.9	204.3
Minority Interest	2.8	3.5	3.5	3.5	3.8	3.8	4.0	4.3
Total Stockholders´ Equity	**1,976.8**	**1,622.2**	**1,548.8**	**1,599.8**	**1,628.6**	**1,710.4**	**1,786.1**	**1,831.3**
LIABILITIES & STOCKHOLDERS´ EQUITY	**7,626.4**	**7,827.5**	**6,055.4**	**6,100.1**	**6,960.1**	**6,041.5**	**6,704.1**	**7,770.8**

SEGUROS INBURSA
Income Statement
US GAAP
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Revenue	**140.4**	**151.8**	**145.5**	**142.5**	**167.9**	**168.4**	**148.1**	**192.8**
Premiums	113.8	133.2	129.6	130.9	142.9	150.4	135.5	169.9
Investments Net.	26.6	18.6	15.9	11.5	25.0	18.0	12.7	22.9
Expenses and Claims	**107.2**	**117.5**	**125.8**	**144.4**	**145.6**	**142.3**	**125.1**	**160.1**
Claims and Other Contractual Obligations	63.1	74.7	76.1	88.0	93.0	97.8	76.5	100.1
Acquisition Cost	28.4	27.6	26.7	26.0	30.6	30.2	31.9	31.5
Policies Dividends	0.1	3.3	2.3	3.2	2.5	1.2	1.9	3.2
Other Reserves Increase	0.0	0.0	0.0	0.0	0.0	0.4	(0.0)	(0.4)
Operating Expenses	15.6	11.9	20.7	27.2	19.5	12.8	15.0	25.7
Income Before Subsidiaries Results	**33.2**	**34.3**	**19.7**	**(2.0)**	**22.3**	**26.1**	**23.0**	**32.7**
Subsidiaries Result	0.3	(0.1)	0.4	(0.6)	0.5	1.1	5.1	0.9
Income Before Taxes	**33.6**	**34.2**	**20.1**	**(2.6)**	**22.8**	**27.1**	**28.1**	**33.6**
Income tax	(1.6)	12.7	9.3	(12.3)	5.6	(3.6)	3.1	4.7
Deferred Income tax	(18.9)	11.7	1.7	(5.8)	4.1	9.8	9.9	(7.1)
Net income	**54.1**	**9.9**	**9.0**	**15.5**	**13.1**	**20.9**	**15.0**	**36.1**

SEGUROS INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04
Investments	**845.2**	**927.1**	**977.1**	**984.6**	**1,076.6**	**953.5**	**991.5**	**1,228.2**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**282.6**	**344.9**	**402.3**	**497.2**	**468.0**	**463.9**	**500.2**	**650.2**
Fixed Income	282.6	344.9	402.3	497.2	468.0	463.9	500.2	650.2
Equity	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Investements for Sale	**504.9**	**492.8**	**480.4**	**394.7**	**511.3**	**388.9**	**415.4**	**505.3**
Fixed Income	379.1	338.4	313.7	229.6	347.8	224.5	232.6	320.7
Equity	125.8	154.4	166.7	165.1	163.5	164.4	182.7	184.6
Held to Maturity Investments	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0
Investments on Real Estate for Leasing	11.6	12.0	11.8	11.5	11.4	11.1	11.1	11.3
Investments on Subsidiaries	2.4	10.8	15.7	14.8	15.4	15.4	19.9	21.6
Loans on policies	43.7	66.6	66.9	66.4	70.4	74.2	44.6	39.9
Cash	5.2	10.2	0.8	2.6	(2.5)	116.9	162.9	1.5
Interest Debtors	5.5	3.7	2.3	2.2	2.8	2.7	2.7	8.1
Premium debtors & Receivable	194.1	241.1	195.5	215.2	173.3	170.1	153.6	193.3
Reinsurers and receivable	**123.6**	**143.7**	**118.2**	**104.6**	**105.1**	**104.5**	**85.4**	**89.4**
Benefitts and claims	68.5	55.8	48.5	43.7	58.5	53.8	50.7	41.1
Policies reserves	55.1	87.9	69.7	60.9	46.6	50.7	34.7	48.3
Deferred Aquisition cost	59.2	63.9	58.1	58.5	57.7	58.4	57.4	60.8
Fixed Assets, net	46.1	46.9	43.7	42.2	42.4	59.5	40.4	42.1
Other assets	61.8	57.7	56.3	58.3	67.6	60.0	60.9	68.5
Total assets	**1,340.8**	**1,494.4**	**1,452.0**	**1,468.4**	**1,523.1**	**1,525.6**	**1,554.7**	**1,691.9**

LIABILITIES	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04
Technical reserves	**681.5**	**732.2**	**731.6**	**730.1**	**761.3**	**737.9**	**737.7**	**791.0**
Unearned premium reserve, claims pending for paid, life & health	218.2	234.1	273.3	283.1	303.8	296.2	320.8	357.3
Pending claims reserve, accidents & casualties and health	162.0	160.9	156.1	152.0	170.7	163.8	154.7	142.0
Other insurances fund	60.9	64.3	61.2	62.3	60.7	58.9	60.6	64.2
Unearned premiums reserve of accident & casualty, and health	240.5	272.8	241.0	232.7	226.1	219.1	201.5	227.5
Other reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**31.1**	**63.0**	**43.8**	**47.9**	**26.1**	**27.2**	**29.0**	**34.1**
Retained deposits	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Reinsurance premiums and payable	31.0	62.9	43.7	47.8	26.1	27.2	28.9	34.0
Deferred taxes	179.7	211.6	201.8	205.2	221.1	228.3	249.4	247.4
Income tax & profit sharing	26.5	15.8	26.6	11.2	18.5	2.0	2.3	14.6
Value Added Tax	26.4	29.6	24.5	28.6	23.6	23.6	19.9	24.5
Other labilities	64.5	84.2	70.8	75.5	77.4	80.8	80.8	93.6
Total liabilities	**1,009.6**	**1,136.3**	**1,099.2**	**1,098.5**	**1,128.2**	**1,099.8**	**1,118.9**	**1,205.3**
STOCKHOLDERS´ EQUITY								
Paid in capital	52.1	52.1	52.1	52.1	52.1	52.1	52.1	52.1
Other reserves	21.4	40.8	43.9	49.8	58.8	63.3	71.5	79.5
Net Income	54.1	64.0	73.0	88.5	13.1	34.0	49.0	85.1
Retained earnings	419.6	219.4	209.4	209.0	298.5	298.2	297.8	305.6
Acummulated Deferred Taxes	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)
Adjustments for Changes in Accounting Principles	(160.1)	37.8	30.4	26.5	28.5	34.2	19.1	18.0
Gain on valuation of real estate	56.7	56.7	56.7	56.7	56.7	56.7	58.9	58.9
Total stockholders equity	**331.1**	**358.1**	**352.8**	**369.9**	**394.8**	**425.8**	**435.8**	**486.5**
Total liabilities and stockholders equity	**1,340.8**	**1,494.4**	**1,452.0**	**1,468.4**	**1,523.1**	**1,525.6**	**1,554.7**	**1,691.9**

PENSIONES INBURSA
Income Statement
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Revenue	**35.3**	**44.9**	**20.9**	**50.4**	**43.1**	**70.2**	**278.0**	**56.7**
Premiums	(1.3)	6.7	1.6	(6.5)	(8.2)	10.8	(6.5)	(13.5)
Investments Net.	36.6	38.2	19.3	56.9	51.3	59.4	284.5	70.2
Expenses and Claims	**8.8**	**14.8**	**11.4**	**12.8**	**19.9**	**13.4**	**14.4**	**14.5**
Claims and Other Contractual Obligations	14.5	15.8	15.9	14.5	16.8	14.8	15.4	15.4
Acquisition Cost	1.9	2.6	1.6	2.1	0.6	0.2	0.2	0.6
Policies Dividends	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other Reserves Increase	3.8	0.2	2.0	1.9	1.6	1.4	1.6	1.7
Operating Expenses	(11.4)	(3.8)	(8.1)	(5.7)	0.9	(3.0)	(2.7)	(3.3)
Income Before Taxes	**26.5**	**30.0**	**9.5**	**37.6**	**23.1**	**56.9**	**263.5**	**42.2**
Income tax	2.6	0.9	2.1	2.1	1.2	7.7	8.6	5.9
Deferred Income tax	23.1	4.1	6.1	(11.8)	1.4	11.9	87.5	(14.6)
Net income	**0.8**	**25.0**	**1.3**	**47.2**	**20.5**	**37.3**	**167.5**	**50.9**

PENSIONES INBURSA
Balance Sheet
(MM USD)

ASSETS	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04
Investments	**1,352.3**	**1,393.8**	**1,504.1**	**1,664.2**	**1,861.0**	**1,946.3**	**2,201.0**	**2,361.5**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**242.0**	**235.2**	**400.9**	**532.7**	**253.0**	**19.6**	**476.2**	**914.4**
Fixed Income	239.0	235.2	101.5	88.6	253.0	19.6	9.3	294.2
Equity	2.9	0.0	299.4	444.1	0.0	0.0	466.9	620.2
Investements for Sale	**170.2**	**178.8**	**127.7**	**126.4**	**767.8**	**649.7**	**462.3**	**126.1**
Fixed Income	169.7	178.1	126.9	125.5	623.1	370.7	329.0	124.6
Equity	0.5	0.7	0.8	0.9	144.7	279.0	133.3	1.5
Held to Maturity Investments	940.1	979.8	967.8	1,004.5	840.0	1,029.4	1,058.5	1,123.5
Derivatives	0.0	0.0	0.0	0.0	0.0	57.2	52.6	45.6
Investments on Real Estate for Leasing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Loans on policies	0.0	0.0	7.7	0.6	0.3	0.4	0.1	0.6
Guarantee investments	0.0	0.0	0.0	0.0	0.0	190.0	151.2	151.2
Cash	0.2	0.9	1.7	3.0	2.3	0.4	(0.0)	0.4
Interest Debtors	15.0	32.1	16.1	30.5	46.5	66.0	64.1	28.9
Premium debtors & Receivable	32.2	91.5	0.7	0.6	0.0	52.5	31.8	32.2
Reinsurers and receivable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Benefitts and claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Policies reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Aquisition cost	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Fixed Assets, net	79.5	81.0	72.0	3.2	67.9	68.2	105.0	105.9
Other assets	137.7	132.3	193.5	256.0	190.8	138.2	53.9	59.3
Total assets	**1,617.0**	**1,731.5**	**1,788.1**	**1,957.5**	**2,168.5**	**2,271.6**	**2,455.7**	**2,588.2**

LIABILITIES	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04
Technical reserves	**910.9**	**953.3**	**915.7**	**918.1**	**939.7**	**928.1**	**951.6**	**992.9**
Unearned premium reserve, claims pending for paid, life & health	886.6	927.9	891.5	894.0	914.9	903.8	926.6	966.7
Pending claims reserve, accidents & casualties and health	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other insurances fund	0.3	0.2	0.1	0.0	0.2	0.0	0.1	0.2
Unearned premiums reserve of accident & casualty, and health	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other reserves	24.0	25.2	24.1	24.1	24.6	24.3	24.9	26.0
Reinsurances payable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurance premiums and payable	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred taxes	89.6	97.2	106.1	116.2	125.7	125.4	203.8	194.6
Income tax & profit sharing	4.6	3.6	8.1	11.8	2.5	5.7	8.7	12.3
Value Added Tax	0.0	19.8	0.2	0.1	0.3	0.2	0.0	(3.0)
Other labilities	389.8	268.6	128.8	243.0	405.1	519.5	426.8	437.4
Total liabilities	**1,394.9**	**1,342.4**	**1,159.0**	**1,289.3**	**1,473.4**	**1,578.9**	**1,591.0**	**1,634.1**
STOCKHOLDERS' EQUITY								
Paid in capital	100.5	181.8	438.4	438.4	438.4	438.4	438.4	438.4
Other reserves	7.7	9.5	5.6	5.3	6.1	3.9	4.3	4.2
Net Income	0.8	25.8	27.1	74.3	20.5	57.8	225.3	276.2
Retained earnings	152.6	162.4	165.2	165.1	239.4	219.4	198.2	210.8
Acummulated Deferred Taxes	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Adjustments for Changes in Accounting Principles	(50.9)	(42.8)	(71.1)	(82.2)	(79.0)	(96.1)	(91.7)	(73.7)
Minority Interest	11.4	52.5	64.0	67.5	69.8	69.3	90.3	98.2
Total stockholders equity	**222.1**	**389.1**	**629.1**	**668.3**	**695.2**	**692.7**	**864.7**	**954.1**
Total liabilities and stockholders equity	**1,617.0**	**1,731.5**	**1,788.1**	**1,957.5**	**2,168.5**	**2,271.6**	**2,455.7**	**2,588.2**

OPERADORA INBURSA
Income Statement
US GAAP
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Earnings from Investment Sales	0.1	0.1	0.0	(1.8)	0.1	0.1	0.0	0.1
Asset Management Income	3.2	3.7	3.7	4.5	4.1	4.1	4.2	4.4
Earnings form Interest	1.4	(0.5)	0.1	1.9	0.0	0.2	0.1	0.2
Unrealized Gain on Portfolio Valuation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.0)
Total Earnings	**4.7**	**3.3**	**3.8**	**4.6**	**4.2**	**4.3**	**4.3**	**4.7**
General Expenses	0.2	0.2	0.2	3.5	0.3	0.2	0.2	1.1
Total expenses	**0.2**	**0.2**	**0.2**	**3.5**	**0.3**	**0.2**	**0.2**	**1.1**
Earnings Before Taxes	**4.6**	**3.1**	**3.5**	**1.1**	**3.9**	**4.2**	**4.1**	**3.6**
Incurred Income Tax & Profit Sharing	1.1	1.2	1.2	1.1	1.3	1.5	1.3	1.1
Defferred Income Tax	0.5	0.4	0.5	(5.2)	1.1	0.4	0.5	0.5
Net Income Before Deferred Accounts	**3.0**	**1.5**	**1.9**	**5.2**	**1.6**	**2.3**	**2.3**	**2.0**
Earnings from subsidiaries	0.5	3.1	1.4	(5.9)	3.0	0.9	1.8	2.6
Unadjusted for monetary position result	**3.5**	**4.6**	**3.3**	**(0.7)**	**4.6**	**3.2**	**4.0**	**4.6**
Net income result actualization	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net income	**3.5**	**4.6**	**3.3**	**(0.7)**	**4.6**	**3.2**	**4.0**	**4.6**

OPERADORA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04
Cash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	19.7	4.3	6.5	8.8	10.9	4.8	7.5	10.6
Sundry Debtors	1.1	1.3	1.2	1.3	1.4	1.3	1.4	1.5
Permanent investments	22.1	25.4	25.4	26.3	29.5	29.6	31.3	35.0
Receivable Taxes	1.1	2.8	3.7	4.6	1.8	3.2	4.4	0.4
TOTAL ASSETS	**44.1**	**33.7**	**36.8**	**41.0**	**43.6**	**38.9**	**44.7**	**47.6**
LIABILITIES								
Sundry Creditors	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Payable Taxes	1.1	2.1	3.5	4.6	1.8	2.7	4.0	0.4
Deferred Income Tax	1.6	0.6	1.2	1.6	2.3	2.6	3.1	3.6
TOTAL LIABILITIES	**2.9**	**2.7**	**4.8**	**6.2**	**4.0**	**5.3**	**7.1**	**4.0**
STOCKHOLDERS´ EQUITY								
Paid in Capital	1.3	1.3	1.3	1.3	1.3	1.3	1.3	1.3
Legal Reserve	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Retained Earnings	45.0	45.0	45.0	45.0	28.0	50.8	50.8	50.8
Surplus (deficit) from equity restatement	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net income	3.5	8.1	11.4	10.7	4.6	7.9	11.9	16.5
Forex effect on Stockholders´equity	(8.8)	(23.5)	(25.9)	(22.5)	5.3	(26.6)	(26.7)	(25.4)
TOTAL STOCKHOLDERS´ EQUITY	**41.2**	**31.0**	**32.0**	**34.8**	**39.6**	**33.6**	**37.6**	**43.5**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**44.1**	**33.7**	**36.8**	**41.0**	**43.6**	**38.9**	**44.7**	**47.6**

FIANZAS GUARDIANA INBURSA
Income Statement
US GAAP
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Revenue	**5.2**	**8.9**	**6.8**	**6.8**	**6.0**	**9.9**	**12.2**	**3.4**
Premiums	4.4	8.0	7.0	7.7	5.2	8.5	5.9	9.7
Investments Net.	0.8	0.7	0.4	0.8	0.5	(0.5)	0.4	(0.0)
Earnings (losses) realized on investments	0.0	0.2	(0.6)	(1.7)	0.4	1.9	6.0	(6.3)
								0.0
Benefitts, Expenses and Claims	**2.5**	**3.2**	**4.1**	**4.7**	**4.0**	**1.8**	**4.5**	**(2.0)**
Benefitts, Claims and Adjustments	2.7	2.9	3.9	4.8	3.9	2.0	3.8	4.7
Acquisition Cost	(0.5)	0.1	(0.4)	(0.7)	(0.4)	(0.7)	0.1	(0.5)
Operating Expenses	0.3	0.3	0.7	0.5	0.5	0.4	0.6	(6.2)
Income Before Taxes	**2.8**	**5.6**	**2.7**	**2.1**	**2.0**	**8.1**	**7.7**	**5.4**
Income tax	0.3	0.3	4.8	1.8	1.0	1.2	1.4	2.2
Deferred Income tax	0.3	0.7	0.3	(5.1)	(0.5)	(0.0)	0.0	0.3
Net income	**2.1**	**4.6**	**(2.4)**	**5.4**	**1.5**	**6.9**	**6.3**	**3.0**

FIANZAS GUARDIANA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETES	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04
Investments	**56.5**	**64.9**	**64.0**	**66.1**	**66.2**	**63.3**	**74.7**	**81.0**
Negotiable Investments	**30.1**	**27.9**	**23.6**	**23.2**	**0.0**	**19.9**	**(0.5)**	**29.2**
Fixed Income	30.1	27.9	23.6	23.2	0.0	19.9	(0.6)	29.2
Equity	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
Investements for Sale	**22.8**	**33.3**	**36.5**	**38.9**	**62.2**	**38.8**	**70.1**	**46.3**
Fixed Income	3.3	5.0	0.0	8.4	21.6	10.7	23.8	19.7
Equity	19.5	28.3	36.4	30.6	40.6	28.1	46.3	26.6
Loans on policies	3.6	3.7	3.9	3.9	4.0	4.6	5.2	5.6
Cash	0.1	0.4	0.2	0.5	0.3	0.3	0.5	0.2
Premium debtors & Receivable	3.4	4.1	3.8	3.5	3.7	4.4	4.0	6.5
Reinsurers and receivable	**2.6**	**2.5**	**2.2**	**3.1**	**3.8**	**6.5**	**6.0**	**3.5**
Benefitts and claims	0.1	0.1	0.1	0.1	0.1	2.7	2.6	0.0
Policies reserves	2.5	2.5	2.2	3.0	3.7	3.8	3.4	3.5
Deferred Aquisition cost	(0.7)	(1.0)	(0.6)	(1.1)	(1.3)	(1.3)	(1.0)	(1.5)
Fixed Assets, net	2.1	2.2	2.2	2.0	1.9	1.9	1.9	1.9
Other assets	0.9	2.0	2.7	3.2	1.3	3.7	5.2	5.5
Total assets	**64.9**	**75.1**	**74.5**	**77.3**	**75.8**	**78.8**	**91.2**	**97.0**

LIABILITIES	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04
Technical reserves	**2.9**	**1.3**	**0.7**	**0.8**	**2.8**	**1.0**	**2.8**	**2.6**
Pending claims reserve, accidents & casualties and health	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	2.8	1.2	0.6	0.7	2.7	1.0	2.7	2.5
Other reserves	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**1.7**	**1.9**	**1.6**	**1.3**	**1.4**	**1.7**	**1.6**	**0.9**
Retained deposits	0.6	0.6	0.6	0.6	0.6	0.6	0.5	0.6
Reinsurance premiums and payable	1.1	1.3	1.0	0.7	0.9	1.1	1.2	0.4
Income tax & profit sharing	8.5	10.2	10.7	7.1	7.2	7.2	9.1	7.0
Value Added Tax	0.7	0.8	0.8	0.9	0.8	0.8	0.9	1.2
Other labilities	2.1	3.1	7.6	9.2	3.1	5.6	6.9	7.5
Total liabilities	**16.0**	**17.3**	**21.3**	**19.2**	**15.3**	**16.2**	**21.5**	**19.2**
STOCKHOLDERS´ EQUITY								
Paid in capital	8.3	11.0	11.0	11.0	11.0	11.0	11.0	11.0
Other reserves	2.1	2.1	3.4	5.2	5.5	6.1	6.6	7.2
Net Income	2.1	6.7	4.4	9.7	1.5	8.5	14.8	17.7
Retained earnings	39.0	40.7	36.6	34.5	44.9	38.2	38.1	42.6
Acummulated Deferred Taxes	(3.6)	(3.8)	(3.6)	(3.5)	(3.5)	(3.4)	(3.4)	(3.5)
Others	1.0	1.1	1.4	1.1	1.1	2.2	2.7	2.8
Adjustmens for changes on Principle Accounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total stockholders equity	**48.9**	**57.8**	**53.2**	**58.1**	**60.5**	**62.5**	**69.8**	**77.8**
Total liabilities and stockholders equity	**64.9**	**75.1**	**74.5**	**77.3**	**75.8**	**78.8**	**91.2**	**97.0**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Earnings from management and custody	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Earnings from mutual funds operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Income	0.2	0.1	0.1	0.1	0.0	0.1	0.3	(0.1)
Comissions	4.3	8.2	8.3	9.1	16.9	15.3	8.8	12.9
Dividends from investments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income from sale of securities	1.6	5.5	2.1	3.4	4.9	3.7	2.7	6.3
Subsidiaries' Net Income	0.1	0.2	0.1	0.2	0.2	0.2	0.2	0.2
Other Income	0.1	0.1	0.0	0.2	0.0	0.0	0.1	0.4
Total Earnings	**6.3**	**14.1**	**10.7**	**13.0**	**22.0**	**19.3**	**12.1**	**19.7**
Interest expenses	(0.0)	0.0	0.0	0.0	0.0	0.0	(0.0)	0.0
Comissions and Fees	0.8	0.8	1.6	1.1	0.7	0.9	1.1	1.7
Forex exchange losses	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Personnel Expenses	0.1	0.0	(0.0)	(0.0)	0.0	0.0	0.0	0.0
General Expenses	3.1	3.7	4.0	3.4	4.2	3.5	3.3	6.6
Contingency Fund	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciations and Amortizations	0.1	0.2	0.2	0.2	0.2	0.1	0.1	0.1
Losses from subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Losses from real estate sales	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Incurred Income Tax	0.6	1.9	1.1	1.8	4.5	4.1	1.5	1.3
Incurred Employee Profit Sharing	0.0	0.0	0.0	(0.0)	0.5	(0.5)	0.0	(0.0)
Deferred taxes & Employee profit sharing	0.3	1.1	0.3	0.5	0.4	0.9	0.4	1.2
Total Expenses	**5.2**	**7.7**	**7.2**	**7.0**	**10.5**	**9.1**	**6.5**	**11.0**
NET INCOME	**1.2**	**6.4**	**3.5**	**6.0**	**11.5**	**10.1**	**5.7**	**8.7**

INVERSORA BURSATIL
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04
Cash & Banks	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0
Financial Instruments	**67.2**	**70.2**	**70.5**	**75.5**	**87.6**	**82.3**	**90.4**	**99.8**
Negotiable	67.2	70.2	70.5	75.5	87.6	82.3	90.4	99.8
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repo Operations	3.3	5.0	3.7	5.4	4.0	1.5	0.6	0.9
Other accounts receivable	0.5	0.3	0.3	0.3	0.7	0.4	0.7	0.6
Fixed assets,net	2.8	2.9	2.8	2.6	2.4	2.3	2.2	2.5
Permanent equity investments	3.7	3.8	3.7	3.8	4.1	3.8	4.1	4.2
Other Assets	4.7	5.6	6.3	7.2	6.9	11.8	13.0	7.3
TOTAL ASSETS	**82.1**	**87.9**	**87.3**	**94.8**	**105.6**	**102.3**	**111.1**	**115.3**
LIABILITIES								
Repo Operations	3.3	5.0	3.7	5.3	3.9	1.5	0.8	1.2
Other Account Payable	**8.8**	**10.7**	**11.3**	**12.1**	**11.6**	**14.1**	**16.6**	**9.8**
Income Tax & Employee profit sharing provision	6.1	7.0	7.4	9.5	8.3	11.1	13.5	6.6
Sundry creditors & other accounts payable	2.7	3.7	3.9	2.6	3.3	3.0	3.1	3.2
Deferred taxes	0.5	1.7	1.9	2.3	3.1	3.5	4.0	5.3
Total Liabilities	**12.6**	**17.4**	**16.9**	**19.7**	**18.6**	**19.1**	**21.3**	**16.3**
STOCKHOLDERS´ EQUITY								
Paid-in capital	19.9	22.3	22.3	22.3	22.3	25.0	25.0	25.0
Earned Capital	49.6	48.2	48.1	52.7	64.8	58.2	64.8	74.0
Capital reserves	6.8	7.0	7.1	7.1	7.1	7.8	7.8	7.8
Retained earnings	35.7	25.4	25.3	25.3	42.4	27.6	27.6	27.6
Net icome	1.2	7.5	11.1	17.1	11.5	21.6	27.3	36.0
Forex effect on Stockholders´equity	5.9	8.3	4.7	3.3	3.8	1.2	2.1	2.6
Total Stockholders' Equity	**69.5**	**70.5**	**70.5**	**75.1**	**87.1**	**83.2**	**89.8**	**99.0**
TOTAL LIABILITIES & STOCKHOLDERS´EQUITY	**82.1**	**87.9**	**87.3**	**94.8**	**105.6**	**102.3**	**111.1**	**115.3**

CNBV GAAP
Financial Statements

Consolidated Income Statement
(quarterly)
MM of constant pesos as of December 31, 2004

(MM Ps.)	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	Acumulated Jan-Dec 2004	2003
Interest Income	2,575.4	3,260.4	2,767.8	2,046.9	2,656.4	2,531.8	2,331.1	2,857.5	3,063.4	10,783.7	10,731.5
Interest Expense	(1,482.6)	(2,451.7)	(2,012.5)	(1,481.4)	(2,106.9)	(1,806.0)	(1,544.5)	(2,053.8)	(2,724.8)	(8,129.0)	(8,052.5)
Monetary Position	(293.6)	(120.5)	(35.3)	(84.0)	(212.9)	(167.3)	(150.1)	(255.1)	(430.1)	(1,002.6)	(452.8)
FINANCIAL MARGIN	**799.2**	**688.1**	**720.0**	**481.4**	**336.6**	**558.5**	**636.5**	**548.6**	**(91.5)**	**1,652.1**	**2,226.1**
Loan Loss Provisions	140.2	327.2	331.8	309.6	216.0	273.3	339.9	282.4	381.0	1,276.7	1,184.6
RISK ADJUSTED NII	**659.0**	**360.9**	**388.1**	**171.8**	**120.6**	**285.2**	**296.6**	**266.1**	**(472.5)**	**375.4**	**1,041.5**
Comissions & Tariffs	185.7	210.4	422.5	276.1	318.0	391.4	382.8	348.4	509.0	1,631.6	1,226.9
Market-Related Income	(236.3)	239.9	(705.3)	86.3	791.2	(261.8)	1,022.4	154.8	1,006.4	1,921.8	412.1
TOTAL OPERATING INCOME	**608.4**	**811.2**	**105.3**	**534.2**	**1,229.9**	**414.8**	**1,701.8**	**769.4**	**1,042.8**	**3,928.8**	**2,680.5**
Administrative Expenses	484.6	323.1	368.8	411.6	433.1	395.0	393.0	415.5	525.4	1,728.9	1,536.6
OPERATING INCOME	**123.8**	**488.1**	**(263.5)**	**122.5**	**796.8**	**19.9**	**1,308.8**	**353.8**	**517.4**	**2,199.8**	**1,143.9**
Other Expenses (Products)	93.7	151.7	(14.6)	15.0	114.3	185.1	(176.2)	(25.3)	(33.5)	(50.0)	266.3
NET INCOME BEFORES TAXES	**30.1**	**336.4**	**(248.9)**	**107.6**	**682.5**	**(165.2)**	**1,485.0**	**379.2**	**550.9**	**2,249.8**	**877.6**
Income Tax & Employee profit sharing	(135.6)	137.8	32.8	55.0	49.5	96.8	79.3	49.0	33.0	258.2	275.0
Deferred Taxes	140.7	73.1	131.1	84.9	(46.9)	(131.0)	414.8	130.9	197.8	612.5	242.1
NET INCOME BEFORE SUBSIDIARIES	**25.0**	**125.5**	**(412.8)**	**(32.3)**	**680.0**	**(131.0)**	**990.9**	**199.3**	**320.1**	**1,379.2**	**360.4**
Participated net income from subs.	234.1	723.9	615.9	299.5	416.0	785.2	157.9	1,964.4	999.6	3,907.1	2,055.3
RESULTS FROM CONTINUED OPERATION	**259.1**	**849.4**	**203.1**	**267.2**	**1,096.0**	**654.1**	**1,148.8**	**2,163.7**	**1,319.7**	**5,286.3**	**2,415.7**
Extraordinary Income	3.3	0.0	0.0	0.0	13.2	0.0	0.0	0.0	90.4	90.4	13.2
NET INCOME	**262.4**	**849.4**	**203.1**	**267.2**	**1,109.1**	**654.1**	**1,148.8**	**2,163.7**	**1,410.1**	**5,376.7**	**2,428.9**
MINORITARY INTEREST	**1.7**	**2.1**	**7.7**	**2.2**	**(0.2)**	**2.7**	**0.9**	**1.9**	**0.7**	**6.1**	**11.8**

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet

MM Ps as of December 31, 2004

ASSETS	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04
Cash & due from Banks	**4,480.4**	**8,281.8**	**7,197.2**	**6,961.0**	**9,797.0**	**7,494.3**	**6,507.0**	**9,928.7**
Financial Instruments	**6,223.0**	**14,543.9**	**14,115.4**	**13,141.6**	**14,780.4**	**12,799.4**	**21,019.9**	**20,919.3**
Negotiable	6,124.0	14,427.5	8,173.8	7,624.0	10,037.3	6,817.8	14,979.8	17,733.0
For Sale	2.0	2.0	2.0	1.9	1.9	1.9	1.9	1.9
Held to Maturity	97.0	114.3	5,939.6	5,515.6	4,741.2	5,979.7	6,038.2	3,184.4
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**84.7**	**199.9**	**91.6**	**124.4**	**299.6**	**1,937.3**	**1,741.4**	**1,443.7**
Repo Operations	84.7	85.9	91.6	124.4	299.6	50.9	18.7	20.6
Securities to be received in credit Operat	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	114.0	0.0	0.0	0.0	1,886.5	1,722.7	1,423.1
LOANS	**50,581.9**	**48,478.0**	**40,358.8**	**45,322.9**	**47,474.6**	**48,336.2**	**48,409.9**	**54,737.8**
Commercial	46,302.7	43,793.8	36,693.6	41,513.1	43,555.5	44,223.4	44,184.2	50,478.5
Interbank	4,176.4	4,593.8	737.1	896.5	952.4	941.4	800.8	809.7
Consumer	8.1	9.8	2,867.2	2,810.1	2,773.2	2,895.2	2,924.9	2,877.9
Housing	94.5	80.4	60.6	102.9	193.3	275.9	500.1	571.7
Federal Government	0.2	0.2	0.3	0.3	0.3	0.3	0.0	0.0
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**822.8**	**216.7**	**134.4**	**196.2**	**195.9**	**180.9**	**232.3**	**337.6**
TOTAL GROSS LOANS	**51,404.7**	**48,694.7**	**40,493.2**	**45,519.1**	**47,670.5**	**48,517.1**	**48,642.3**	**55,075.4**
Loan Loss Reserves	4,512.3	4,755.1	5,183.3	5,385.7	5,563.9	6,011.7	6,155.3	6,357.3
TOTAL NET LOANS	**46,892.5**	**43,939.6**	**35,309.9**	**40,133.4**	**42,106.6**	**42,505.5**	**42,487.0**	**48,718.1**
Receivables,Sundry Debtors & Adv. Payment	9,500.1	12,158.1	4,001.3	821.3	3,120.2	3,916.6	2,513.9	3,178.0
Fixed Assets (net)	593.0	633.6	710.2	703.4	667.8	664.4	643.2	648.6
Repossessed Assets	21.2	21.2	21.0	20.7	20.4	20.3	20.0	19.7
Permanent Equity Investments	9,371.0	9,023.1	12,382.1	12,742.3	13,427.7	13,750.2	15,622.7	16,650.3
Deferred Taxes (net)	13.0	13.0	0.0	0.0	0.0	0.1	0.0	0.0
Other assets,deferred charges & intangible	503.1	527.0	541.8	643.6	680.5	834.6	722.4	587.1
TOTAL ASSETS	**77,681.9**	**89,341.1**	**74,370.5**	**75,291.7**	**84,900.2**	**83,922.8**	**91,277.5**	**102,093.5**

LIABILITIES	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04
DEPOSITS	**33,916.5**	**37,689.2**	**32,860.3**	**33,402.4**	**41,624.7**	**41,342.3**	**46,239.6**	**53,441.7**
Demand Deposits	8,651.2	9,366.2	10,444.9	11,516.2	12,495.1	13,314.5	14,708.5	16,690.4
Time Deposits	23,319.9	26,375.1	22,415.4	21,886.2	29,129.6	28,027.8	31,531.1	36,751.4
Bank Bonds	1,945.4	1,947.9	0.0	0.0	0.0	0.0	0.0	0.0
INTERBANK LOANS & OTHER	2,777.9	6,149.6	2,378.8	4,980.0	3,731.8	2,701.9	3,106.9	2,814.0
	589.6	**62.7**	**1,070.2**	**1,342.7**	**1,171.5**	**1,064.6**	**920.3**	**732.8**
Repo Operations	76.3	62.7	53.7	96.2	79.3	35.8	11.2	20.0
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	513.3	0.0	1,016.5	1,246.5	1,092.2	1,028.8	909.1	712.8
OTHER ACCOUNTS PAYABLE	**7,613.0**	**12,961.5**	**5,251.2**	**1,672.4**	**4,027.3**	**3,622.7**	**3,898.4**	**6,303.5**
Income tax & Employee profit sharing	402.9	231.1	270.7	111.0	177.8	238.7	297.2	92.4
Other accounts payable	7,210.2	12,730.4	4,980.5	1,561.4	3,849.5	3,384.0	3,601.3	6,211.1
DEFERRED TAXES	257.0	368.5	434.2	378.6	228.9	638.5	754.9	872.9
DEFERRED CREDITS	387.2	156.7	187.4	187.3	199.8	234.3	1.0	0.9
TOTAL LIABILITIES	**45,541.3**	**57,388.1**	**42,182.1**	**41,963.5**	**50,984.0**	**49,604.4**	**54,921.2**	**64,165.9**
STOCKHOLDERS' EQUITY								
SUSCRIBED CAPITAL	**13,879.5**	**13,914.3**	**13,869.3**	**13,878.2**	**13,894.5**	**13,899.0**	**13,851.9**	**13,912.6**
Paid-in Capital	12,993.9	13,025.6	12,983.3	12,991.7	13,007.0	13,011.1	12,967.0	13,023.8
Share Subscription Premium	885.6	888.7	886.0	886.5	887.6	887.9	884.9	888.7
Subordinated debt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**18,229.2**	**17,999.0**	**18,277.3**	**19,408.4**	**19,977.3**	**20,374.2**	**22,457.4**	**23,967.1**
Capital Reserves	1,910.5	3,199.4	3,161.9	3,163.9	3,167.6	3,251.3	3,240.3	3,254.5
Retained Earnings	31,631.0	29,869.7	29,779.5	29,798.8	32,253.5	31,250.4	31,144.5	31,280.9
Valuation surplus (Deficit) of available for sale instru	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Valuation effects on affiliates and associated firms	(1,225.3)	(1,127.2)	(1,031.5)	(1,021.4)	(1,127.8)	(954.6)	(967.0)	(952.1)
Surplus (deficit) from Equity Restatement	(14,934.4)	(14,985.6)	(14,940.3)	(14,950.0)	(14,967.5)	(14,972.3)	(14,921.6)	(14,986.9)
Net Income of the period	847.3	1,042.6	1,307.7	2,417.1	651.5	1,799.4	3,961.2	5,370.6
Minority Interest	31.9	39.7	41.8	41.6	44.4	45.3	47.0	47.9
TOTAL STOCKHOLDERS' EQUITY	**32,140.6**	**31,953.0**	**32,188.4**	**33,328.2**	**33,916.2**	**34,318.4**	**36,356.3**	**37,927.5**
LIABILITIES & STOCKHOLDERS' EQUITY	**77,681.9**	**89,341.1**	**74,370.5**	**75,291.7**	**84,900.2**	**83,922.8**	**91,277.5**	**102,093.5**

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM Ps as of December, 2004

CUSTOMER POSITION ACCOUNTS	Dic-04	COMPANY POSITION ACCOUNTS	Dic-04
CUSTOMER CURRENT ACCOUNTS	**(117.1)**	**REGISTRY ACCOUNTS**	**763,682.4**
Customer bank balances	1.5	Guarantees granted	0.0
Custumer transaction liquidations	(118.6)	Assets under trust	176,514.6
Client loans	0.0	Assets under custody or administration	575,901.2
		Irrevocable lines of credit granted	3,209.3
CUSTOMER SECURITIES	**694,323.0**	Shares held in custody	1,113.0
Assets in custody or under administration	693,297.8	Other contingent obligations	6,944.2
Assets received in guarantee	1,025.2	**REPO OPERATIONS**	
			6.6
TRANSACTIONS ON BEHALF OF CUSTOM	**46,126.9**	Receivables on repurchase agreements	79,778.6
Customer Repos	46,126.9	Reporchase agreement creditors	(79,772.1)
Customer Securities Loans	0.0		**(6.3)**
Purchase of Derivatives	0.0	Repurchase agreement debtors	43,513.3
		Payables on repurchase agreements	(43,519.6)
TOTAL CUSTOMER POSITION	**740,332.8**	**TOTAL OWN POSITION**	**763,682.7**

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT DECEMBER 2004
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NO MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2003	**13,023.8**	**888.7**	**3,171.7**	**29,872.4**	**(14,986.9)**	**(1,024.0)**	**2,422.9**	**41.7**	**33,410.4**
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									
Transfer of 2003 results				2,422.9			(2,422.9)		0.0
Dividend payment				(931.6)					(931.6)
Reserve creation for future aquisition of stocks			82.8	(82.8)					0.0
Repurchase of stocks									0.0
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							5,370.6		5,370.6
No monetary assets results						71.9			71.9
Minority Interest								6.2	6.2
BALANCE AT DECEMBER 31, 2004	**13,023.8**	**888.7**	**3,254.5**	**31,280.9**	**(14,986.9)**	**(952.1)**	**5,370.6**	**47.9**	**37,927.5**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT DECEMBER 31, 2004

(MM PS)

	Dic-04
OPERATING ACTIVITIES	
Net Income	5,370.6
Subsidiaries' Income	(3,907.1)
Depreciation & Amortization	161.5
Loan Loss Reserves	1,276.7
Market Related Result	(1,921.8)
Deferred taxes	612.5
	1,592.3
Cash increase (decrease) from funding	19,956.8
Cash increase (decrease) from Loan Portfolio	(9,762.1)
Cash increase (decrease) from Trading Operation	(5,823.4)
Cash increase (decrease) from Derivative Financial Instruments	(1,932.2)
Cash increase (decrease) in Accounts Payable-Recivable	2,025.4
Banking Loans & Other Financial Institutions	(2,178.3)
	2,286.1
Cash flow from operating activities	**3,878.4**
Financing Activities	
Increase (decrease) of Stocholders' Equity	0.0
Dividend payment	(931.6)
Cash Flow From Financing Activities	**(931.6)**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	3.8
Decrease of deferred loans	0.0
Decrease on personnel loans	
Cash Flow From Investment Activities	**3.8**
Net Increase in Cash	**2,950.6**
Cash at beginning of the period	**6,978.2**
Cash at end of period	**9,928.7**

BANCO INBURSA

Consolidated Income Statement

(MM constant Ps. as of December, 2004)	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	Acumulated DEC '04	DEC '03
Interest Income	2,436.9	2,007.3	1,561.8	1,695.6	1,815.9	1,887.9	2,361.5	2,321.2	8,386.6	7,701.6
Interest Expense	1,570.9	1,323.0	1,062.8	1,217.2	1,164.6	1,169.6	1,605.7	1,917.0	5,856.9	5,173.8
Monetary Position	(115.9)	(36.6)	(78.8)	(156.9)	(158.9)	(125.2)	(237.5)	(398.7)	(920.4)	(388.1)
Financial Margin	**750.1**	**647.7**	**420.2**	**321.6**	**492.4**	**593.1**	**518.3**	**5.4**	**1,609.3**	**2,139.7**
Loan Loss Provisions	327.2	331.8	309.6	216.0	273.3	339.9	282.4	381.0	1,276.7	1,184.6
Risk Adjusted Net Interest Income	**422.9**	**315.9**	**110.7**	**105.6**	**219.1**	**253.2**	**235.9**	**(375.6)**	**332.7**	**955.0**
Comissions and Fees	170.1	337.4	162.5	211.5	197.4	221.6	259.0	379.5	1,057.5	881.5
Market-Related Income	89.2	(760.5)	69.3	761.3	(312.0)	982.1	109.4	822.0	1,601.4	159.3
Operating Revenues	**682.2**	**(107.3)**	**342.4**	**1,078.5**	**104.5**	**1,456.9**	**604.4**	**825.9**	**2,991.6**	**1,995.8**
Non-Interest Expense	271.5	304.6	306.0	351.7	311.9	339.7	356.5	410.5	1,418.5	1,233.9
Operating Income	**410.6**	**(411.9)**	**36.4**	**726.8**	**(207.4)**	**1,117.2**	**247.9**	**415.4**	**1,573.1**	**761.9**
Other Income (Expenses)	(144.2)	4.7	(21.5)	(158.2)	(169.7)	143.6	10.9	9.6	(5.5)	(319.2)
Earnings Before Taxes	**266.5**	**(407.2)**	**14.9**	**568.6**	**(377.1)**	**1,260.9**	**258.8**	**425.0**	**1,567.6**	**442.7**
Incurred Income Tax & Profit Sharing	116.6	(4.0)	26.5	13.1	27.2	11.3	14.2	1.8	54.5	152.1
Deferred Income Tax	67.8	112.6	77.0	(56.6)	(148.8)	404.3	119.4	179.1	553.9	200.8
Net Income Before Subsidiaries' Net Income	**82.1**	**(515.8)**	**(88.6)**	**612.1**	**(255.4)**	**845.3**	**125.2**	**244.1**	**959.2**	**89.8**
Subsidiaries' Net Income	398.4	37.1	(13.4)	35.9	118.9	(60.3)	161.5	49.8	269.9	458.0
Continous Operations' Net Income	**480.5**	**(478.7)**	**(102.0)**	**648.0**	**(136.5)**	**785.1**	**286.7**	**294.0**	**1,229.2**	**547.8**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	13.2	0.0	0.0	0.0	90.4	90.4	13.2
Minority Interest	(2.1)	(7.7)	(2.2)	0.2	(2.7)	(0.9)	(1.9)	(0.7)	(6.1)	(11.8)
Net Income	**478.4**	**(486.4)**	**(104.1)**	**661.4**	**(139.2)**	**784.2**	**284.8**	**383.7**	**1,313.5**	**549.2**

BANCO INBURSA

Consolidated Balance Sheet (MM Constant Ps. as of December, 2004)

Assets	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Cash & Due From Banks	**4,480.3**	**8,281.7**	**7,197.1**	**6,959.0**	**9,797.0**	**7,496.6**	**6,507.4**	**9,928.7**
Financial Instruments	**4,836.6**	**12,237.3**	**12,603.5**	**11,531.7**	**13,240.1**	**11,725.0**	**19,852.6**	**19,651.7**
Negotiable	4,737.6	12,121.0	6,661.9	6,014.2	8,497.0	5,743.4	13,812.6	16,465.4
For Sale	2.0	2.0	2.0	1.9	1.9	1.9	1.9	1.9
Held to Maturity	97.0	114.3	5,939.6	5,515.6	4,741.2	5,979.7	6,038.2	3,184.4
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**46.6**	**138.1**	**48.3**	**61.0**	**46.2**	**1,919.0**	**1,734.7**	**1,433.1**
Repo Operations	46.6	24.1	48.3	61.0	46.2	32.6	12.0	10.0
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	114.0	0.0	0.0	0.0	1,886.5	1,722.7	1,423.1
LOANS	**50,642.0**	**48,551.2**	**40,452.0**	**45,415.9**	**47,566.1**	**48,417.4**	**48,475.9**	**54,802.3**
Commercial	46,362.8	43,788.0	36,786.8	41,606.2	43,647.0	44,304.6	44,250.2	50,543.0
Interbank	4,176.4	4,672.7	737.1	896.5	952.4	941.4	800.8	809.7
Consumer	8.1	9.8	2,867.2	2,810.1	2,773.2	2,895.2	2,924.9	2,877.9
Housing	94.5	80.4	60.6	102.9	193.3	275.9	500.1	571.7
Federal Government	0.2	0.2	0.3	0.3	0.3	0.3	0.0	0.0
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**822.8**	**216.7**	**134.4**	**196.2**	**195.9**	**180.9**	**232.3**	**337.6**
Total Gross Loans	**51,464.8**	**48,767.9**	**40,586.4**	**45,612.1**	**47,762.0**	**48,598.3**	**48,708.2**	**55,139.9**
Preventive Provision for Credit Risks	**(4,512.3)**	**(4,755.1)**	**(5,183.3)**	**(5,385.7)**	**(5,563.9)**	**(6,011.7)**	**(6,155.3)**	**(6,357.3)**
Total Net Loans	**46,952.6**	**44,012.8**	**35,403.2**	**40,226.4**	**42,198.1**	**42,586.7**	**42,553.0**	**48,782.6**
Receivables,Sundry Debtors & Adv. Payments	9,478.1	10,409.5	3,982.0	799.3	3,088.4	3,887.0	2,486.5	3,150.5
Fixed Assets (net)	450.0	479.4	531.3	532.8	509.6	513.5	496.3	498.5
Repossessed Property	21.2	21.2	21.0	20.7	20.4	20.3	20.0	19.7
Permanent Equity Investments	4,760.1	2,811.1	2,948.8	2,901.5	2,904.4	3,025.5	3,148.3	3,217.3
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	433.9	431.0	420.2	577.8	583.5	663.6	526.5	505.2
TOTAL ASSETS	71,459.5	78,822.1	63,155.3	63,610.3	72,387.8	71,837.2	77,325.2	87,187.2

LIABILITIES	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Deposits	**33,932.7**	**38,066.2**	**32,875.4**	**33,404.9**	**41,633.9**	**41,353.7**	**46,251.1**	**53,446.7**
Demand Deposits	8,667.3	9,391.5	10,460.0	11,518.8	12,504.3	13,325.9	14,720.0	16,695.3
Time Deposits	23,319.9	26,726.8	22,415.4	21,886.2	29,129.6	28,027.8	31,531.1	36,751.4
Bank Bonds	1,945.4	1,947.9	0.0	0.0	0.0	0.0	0.0	0.0
Interbank Loans & Other	2,777.8	6,149.6	2,378.6	4,980.0	3,731.8	2,701.9	3,106.9	2,814.0
Repo Operations	37.4	6.5	10.5	33.0	34.0	17.6	2.5	6.4
Credit Related Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	513.3	0.0	1,016.5	1,246.5	1,092.2	1,028.8	909.1	712.8
Other Accounts Payable	7,159.1	12,666.0	4,906.7	1,496.0	3,802.2	3,335.3	3,554.0	6,166.3
Income Tax & Employee Profit Sharing	317.1	123.5	151.8	30.9	63.3	72.7	90.0	14.8
Deferred Taxes	227.5	336.0	406.4	345.8	175.4	577.9	683.9	777.2
Deferred Credits	387.1	156.7	187.4	187.3	199.8	234.3	1.0	0.9
TOTAL LIABILITIES	45,352.1	57,504.4	41,933.3	41,724.4	50,732.6	49,322.3	54,598.5	63,939.1
SUSCRIBED CAPITAL	**13,813.8**	**13,861.1**	**13,819.3**	**13,828.2**	**13,844.4**	**13,848.8**	**13,801.9**	**13,862.4**
Paid-in Capital	13,813.8	13,861.1	13,819.3	13,828.2	13,844.4	13,848.8	13,801.9	13,862.4
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**12,293.6**	**7,456.6**	**7,402.7**	**8,057.7**	**7,810.7**	**8,666.1**	**8,924.8**	**9,385.7**
Capital Reserves	4,109.5	4,356.1	4,343.0	4,345.8	4,350.9	4,407.3	4,392.3	4,411.6
Retained Earnings	17,018.4	12,421.4	12,383.9	12,391.9	12,956.3	12,792.7	12,749.3	12,805.2
Income of Changes on Accounting Principles	28.6	52.7	123.1	112.2	(7.6)	172.8	171.5	213.8
Available for Sale	(0.0)	0.0	0.0	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
Surplus (deficit) from equity restatement	(9,373.1)	(9,405.2)	(9,376.8)	(9,382.8)	(9,393.9)	(9,396.8)	(9,365.0)	(9,406.0)
Net income of the period	478.4	(8.1)	(112.2)	549.2	(139.2)	645.0	929.8	1,313.5
Minority Interest	31.8	39.6	41.7	41.5	44.3	45.1	46.9	47.8
Total Stockholders´ Equity	**26,107.4**	**21,317.7**	**21,221.9**	**21,885.9**	**21,655.1**	**22,514.9**	**22,726.8**	**23,248.1**
LIABILITIES & STOCKHOLDERS´ EQUITY	71,459.5	78,822.1	63,155.3	63,610.3	72,387.8	71,837.2	77,325.2	87,187.2

MEMORANDUM ACCOUNTS

MM Constant Ps. as of December, 2004	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Guarantees Granted	29.1	26.6	10.8	10.8	5.2	14.0	0.0	0.0
Other Contingent Obligations	11,363.5	11,878.7	10,673.0	10,489.3	8,923.8	8,978.5	8,821.6	6,816.7
Irrevocable Lines of Credit Granted	2,345.7	2,288.5	2,133.9	2,063.6	2,210.0	2,966.1	2,840.5	3,209.3
Goods in Trust or Mandate	136,343.4	137,867.2	136,881.7	139,659.5	159,809.9	161,189.5	163,867.7	176,514.6
Investment Banking Operations on Behalf of Third Parties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Goods in Custody or Under Administration	311,059.5	350,193.4	382,508.4	424,306.5	483,593.5	455,420.9	490,427.3	575,392.8
Loan Portfolio Clasification	53,873.6	53,911.4	42,759.3	47,718.8	0.0	0.0	0.0	0.0
Amounts Contracted in Derivative Instruments	90,656.0	107,476.7	130,856.3	143,042.2	0.0	0.0	0.0	0.0
Other accounts	0.0	0.0	0.0	0.0	0.0	510,251.2	509,563.1	588,445.7
	605,670.8	**663,642.5**	**705,823.4**	**767,290.8**	**654,542.3**	**1,138,820.2**	**1,175,520.3**	**1,350,379.0**
Receivables on Repurchase Agreements	38,686.9	44,705.0	38,187.3	45,831.6	35,055.8	38,589.8	40,500.0	33,651.8
Repurchase Agreement Creditors	38,724.3	44,711.5	38,139.1	45,834.1	35,021.7	38,589.8	40,491.0	33,644.5
Net	**(37.4)**	**(6.5)**	**48.3**	**(2.5)**	**34.1**	**0.0**	**9.0**	**7.3**
Repurchase Agreement Debtors	16,032.7	27,401.4	16,676.9	23,870.6	20,285.7	14,281.5	8,345.4	11,389.1
Payables on Repurchase Agreements	15,986.1	27,377.3	16,687.5	23,840.0	20,307.6	14,266.6	8,345.0	11,392.9
Net	**46.6**	**24.1**	**(10.5)**	**30.6**	**(21.9)**	**14.9**	**0.4**	**(3.8)**

BANCO INBURSA, S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT DECEMBER 2004
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NON MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2003	**13,863.0**	**0.0**	**4,356.0**	**12,422.0**	**(9,406.0)**	**112.0**	**551.0**	**42.0**	**21,940.0**
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									
Transfer of 2003 results				551.0			(551.0)		0.0
Reserves creation			55.0	(55.0)					0.0
Dividens Payment				(113.0)					(113.0)
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							1,313.0		1,313.0
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									
No monetary assets results						101.0			101.0
Minority Interest								6.0	6.0
BALANCE AT DECEMBER 31. 2004	**13,863.0**	**-**	**4,411.0**	**12,805.0**	**(9,406.0)**	**213.0**	**1,313.0**	**48.0**	**23,247.0**

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT DECEMBER 31, 2004

(MM PS)

	Dic-04
OPERATING ACTIVITIES	
Net Income	1,313.0
Subsidiaries' Income	270.0
Depreciation & Amortization	133.0
Loan Loss Reserves	1,277.0
Market Related Result	2,033.0
Goodwill amort.	0.0
Minoritary Interest	6.0
Deferred taxes	463.0
	5,495.0
Cash increase (decrease) from funding	19,959.0
Cash increase (decrease) from Loan Portfolio	(9,733.0)
Decrease or Increase in treasury transactions	(10,125.0)
Cash increase (decrease) from Derivative Financial Instruments	(1,895.0)
Banking Loans & Other Financial Institutions	(2,178.0)
Other increase (decrease) related with the operation	(49.0)
Repo Operations	(23.0)
	(4,044.0)
Cash flow from operating activities	**1,451.0**
Financing Activities	
Dividends Payment	(113.0)
Cash Flow From Financing Activities	**(113.0)**
Investments Activities	
Buy(sell) of fixed permanent stocks	(477.0)
Buy(sell) of fixed assets	(97.0)
Receivables,Sundry Debtors & Adv. Payments	0.0
Deferred Charges	(187.0)
Repossessed Property	1.0
Other financing activities	(62.0)
Other Accounts Payable & Recievable	2,436.0
Cash Flow From Investment Activities	**1,614.0**
Net Increase in Cash	**2,952.0**
Cash at beginning of the period	**6,976.0**
Cash at end of period	**9,928.0**

OPERADORA INBURSA

Income Statement

(MM Constant Ps. as of December, 2004)	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	Acumulated DEC' 04	DEC' 03
Earnings from Investment Sales	1.0	1.1	0.3	0.5	0.8	0.6	0.3	1.2	2.9	2.9
Asset Management Income	38.2	41.5	41.8	41.4	47.5	48.6	47.0	47.6	190.7	162.8
Earnings form Interest	0.0	0.8	0.0	0.1	0.5	0.2	0.2	0.1	1.0	0.9
Unrealized Gain on Portfolio Valuation	16.4	(6.5)	0.6	(0.5)	(0.5)	1.9	0.4	1.7	3.5	9.9
Total Earnings	**55.5**	**36.8**	**42.7**	**41.5**	**48.3**	**51.3**	**48.0**	**50.6**	**198.2**	**176.5**
General Expenses	1.9	2.1	2.4	2.4	3.2	2.2	1.8	12.3	19.5	8.8
Total expenses	**1.9**	**2.1**	**2.4**	**2.4**	**3.2**	**2.2**	**1.8**	**12.3**	**19.5**	**8.8**
Earnings Before Taxes	**53.7**	**34.7**	**40.3**	**39.1**	**45.1**	**49.1**	**46.1**	**38.3**	**178.6**	**167.7**
Incurred Income Tax & Profit Sharing	18.6	18.7	18.5	16.8	26.6	22.1	20.4	16.8	85.9	72.6
Net Income Before Deferred Accounts	**35.0**	**16.0**	**21.8**	**22.3**	**18.5**	**27.1**	**25.7**	**21.5**	**92.7**	**95.1**
Earnings from subsidiaries	6.3	35.5	15.9	15.3	34.7	11.5	19.6	28.2	94.0	72.9
Unadjusted for monetary position result	**41.3**	**51.4**	**37.7**	**37.6**	**53.2**	**38.6**	**45.3**	**49.7**	**186.8**	**168.1**
Monetary position	**(5.1)**	**(1.7)**	**(2.6)**	**(6.6)**	**(7.2)**	**(0.5)**	**(5.6)**	**(10.0)**	**(23.2)**	**(16.0)**
Net income result actualization	0.1	0.0	0.8	2.4	0.3	0.0	1.5	3.3	5.2	3.4
Net Income	**36.3**	**49.8**	**35.9**	**33.5**	**46.4**	**38.1**	**41.2**	**43.0**	**168.7**	**155.4**

OPERADORA INBURSA

BALANCE SHEET (MM Constant Ps. as of December, 2004)

ASSETS	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Cash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	229.4	48.0	76.9	103.6	126.3	57.2	88.5	117.8
Sundry Debtors	20.3	33.0	44.5	57.0	25.1	41.2	56.0	21.8
Permanent investments	250.6	286.2	299.5	310.9	340.9	353.3	367.7	390.6
Receivable Taxes	13.0	13.0	12.8	12.6	12.4	12.4	12.2	0.0
TOTAL ASSETS	**513.2**	**380.2**	**433.8**	**484.2**	**504.7**	**464.1**	**524.4**	**530.3**
LIABILITIES & STOCKHOLDERS' EQUITY								
Sundry Creditors	0.4	0.1	0.3	0.3	0.0	0.0	0.0	0.0
Payable Taxes	14.3	28.4	41.6	54.6	16.7	32.7	47.5	4.4
Deferred Income Tax	19.1	9.5	14.6	18.3	30.1	30.5	35.9	40.5
TOTAL LIABILITIES	**33.7**	**38.0**	**56.5**	**73.3**	**46.8**	**63.2**	**83.3**	**44.8**
STOCKHOLDERS' EQUITY								
Stockholders' Equity	21.4	21.5	21.4	21.5	21.5	21.5	21.4	21.5
Legal Reserve	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0
Retained Earnings	466.2	279.2	278.4	278.5	434.5	339.5	338.3	339.8
Surplus (deficit) from equity restatement	(48.4)	(48.6)	(48.4)	(48.5)	(48.5)	(48.5)	(48.4)	(48.6)
Net income	36.3	86.0	121.9	155.4	46.4	84.5	125.7	168.7
TOTAL STOCKHOLDERS´ EQUITY	**479.5**	**342.2**	**377.3**	**410.9**	**457.8**	**400.9**	**441.0**	**485.4**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**513.2**	**380.2**	**433.8**	**484.2**	**504.7**	**464.1**	**524.4**	**530.3**

INVERSORA BURSATIL

Income Statement

(MM Constant Ps. as of December, 2004)	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	Acumulated DEC' 04	Acumulated DEC' 03
Commisions & Tariffs	40.8	85.1	77.2	94.8	186.1	170.4	89.8	129.9	576.2	297.8
Earnings From Services	**40.8**	**85.1**	**77.2**	**94.8**	**186.1**	**170.4**	**89.8**	**129.9**	**576.2**	**297.8**
Income from sale of securities	137.4	18.5	6.3	9.9	24.1	14.4	26.1	131.7	196.3	172.1
Interest Income	2.3	0.6	0.7	0.7	6.5	6.5	(7.5)	(1.6)	3.9	4.3
Interest Expense	(114.0)	2.5	6.4	10.1	(0.0)	0.0	(3.0)	(127.1)	(130.2)	(95.1)
Unrealized gain on Portfolio Valuation	(4.1)	42.1	12.1	20.4	26.6	24.0	18.8	51.0	120.4	70.5
Monetary Position	(8.2)	(2.3)	(5.3)	(15.7)	(14.5)	(0.9)	(12.9)	(22.2)	(50.5)	(31.6)
Financial Margin	**13.4**	**61.4**	**20.1**	**25.3**	**42.6**	**44.1**	**21.6**	**31.7**	**140.0**	**120.3**
Operating Income	**54.2**	**146.5**	**97.3**	**120.2**	**228.7**	**214.4**	**111.4**	**161.7**	**716.2**	**418.1**
General Expenses	39.3	44.4	48.1	42.0	49.9	44.1	40.0	77.2	211.2	173.7
Operating Margin	**14.9**	**102.1**	**49.2**	**78.2**	**178.8**	**170.4**	**71.3**	**84.5**	**505.0**	**244.4**
Other Expenses (Income)	(0.7)	(0.8)	(0.4)	(1.5)	7.0	(0.3)	(1.3)	(4.8)	0.7	(3.5)
Net Income Before Income Tax & Profit Sharing	**15.6**	**102.9**	**49.6**	**79.8**	**171.8**	**170.6**	**72.6**	**89.3**	**504.3**	**247.9**
Incurred Income Tax & Profit Sharing	7.4	21.7	12.7	21.6	52.2	49.0	17.3	15.6	134.1	63.4
Deffered Income Tax	(0.7)	13.4	2.8	5.5	5.6	6.3	5.5	13.4	30.8	21.0
Net Income Before Subsidiaries' Net Income	**8.9**	**67.9**	**34.1**	**52.6**	**113.9**	**115.4**	**49.9**	**60.3**	**339.5**	**163.4**
Subsidiaries' Net Income	1.1	1.9	1.5	2.5	1.8	2.2	2.1	2.1	8.2	7.0
Net Income	**10.0**	**69.7**	**35.6**	**55.1**	**115.7**	**117.6**	**52.0**	**62.3**	**347.7**	**170.4**

INVERSORA BURSATIL

BALANCE SHEET (MM Constant Ps. as of December, 2004)

ASSETS	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Cash & Banks	**0.0**	**1.1**	**0.4**	**0.5**	**0.4**	**0.5**	**0.5**	**0.4**
FINANCIAL INSTRUMENTS	**782.4**	**791.0**	**830.3**	**892.6**	**1,014.0**	**982.1**	**1,047.9**	**1,113.0**
Negotiable	782.4	791.0	830.3	892.6	1,014.0	982.1	1,047.9	1,113.0
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**38.0**	**56.5**	**43.3**	**63.4**	**45.7**	**18.3**	**6.5**	**10.3**
Repo Operations	38.0	56.5	43.3	63.4	45.7	18.3	6.5	10.3
Other accounts receivable	5.8	3.2	3.6	3.4	7.6	4.3	8.2	7.2
Fixed assets,net	43.1	44.5	43.1	31.7	29.9	28.6	28.0	27.5
Permanent equity investments	42.8	42.5	44.0	44.8	46.9	45.9	47.8	46.5
Other Assets	54.2	63.4	73.7	84.7	79.9	141.3	150.8	80.9
TOTAL ASSETS	**966.4**	**1,002.3**	**1,038.3**	**1,121.0**	**1,224.4**	**1,220.9**	**1,289.7**	**1,285.8**
LIABILITIES & STOCKHOLDERS' EQUITY								
LIABILITIES								
Securities & Derivatives	**38.9**	**56.2**	**43.2**	**63.2**	**45.2**	**18.2**	**8.7**	**13.5**
Repo Operations	38.9	56.2	43.2	63.2	45.2	18.2	8.7	13.5
Other Account Payable	**102.0**	**120.2**	**133.2**	**142.6**	**134.2**	**168.0**	**191.9**	**109.5**
Income Tax & Employee profit sharing provision	70.9	78.4	87.7	111.8	96.6	132.2	156.4	73.5
Sundry creditors & other accounts payable	31.1	41.9	45.5	30.7	37.6	35.8	35.4	36.1
Deferred taxes	9.7	23.1	25.7	30.7	35.8	42.1	46.9	54.8
Total Liabilities	**150.6**	**199.5**	**202.0**	**236.4**	**215.3**	**228.2**	**247.4**	**177.9**
STOCKHOLDERS' EQUITY								
Suscribed capital	**522.7**	**551.4**	**549.7**	**550.0**	**550.7**	**582.4**	**580.4**	**583.0**
Paid-in capital	522.7	551.4	549.7	550.0	550.7	582.4	580.4	583.0
Earned Capital	**293.0**	**251.4**	**286.6**	**334.5**	**458.4**	**410.3**	**461.8**	**525.0**
Capital reserves	54.6	57.9	57.7	57.8	57.8	66.2	66.0	66.3
Retained earnings	432.1	317.2	316.2	316.4	487.3	313.1	312.1	313.4
Valuation effect in assoc. & affiliated companies	31.9	32.6	32.7	32.8	33.2	33.3	33.4	33.6
Surplus (deficit) of equity restatement	(235.4)	(236.0)	(235.3)	(242.8)	(235.7)	(235.8)	(235.0)	(236.0)
Net icome	10.0	79.7	115.3	170.4	115.7	233.4	285.3	347.7
Stockholders' Equity	**815.8**	**802.8**	**836.3**	**884.6**	**1,009.1**	**992.7**	**1,042.2**	**1,108.0**
Total Liabilities & Stockholders' Equity	**966.4**	**1,002.3**	**1,038.3**	**1,121.0**	**1,224.4**	**1,220.9**	**1,289.7**	**1,285.8**

SEGUROS INBURSA

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of December, 2004)	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	Acumulated DEC' 04	DEC' 03
Premiums written	1,573.5	2,240.8	2,421.3	2,217.6	2,082.9	2,149.8	2,075.8	2,671.5	8,979.9	8,453.2
Premiums ceded	153.7	729.8	358.9	531.4	205.9	462.4	368.9	473.9	1,511.1	1,773.8
Retained Premiums	**1,419.7**	**1,511.0**	**2,062.5**	**1,686.2**	**1,877.0**	**1,687.4**	**1,706.9**	**2,197.5**	**7,468.8**	**6,679.4**
Increased in reserve for unearned premiums	**73.7**	**203.7**	**480.2**	**168.7**	**155.1**	**316.8**	**617.6**	**297.5**	**1,387.1**	**926.2**
Retained earned premiums	**1,346.1**	**1,307.3**	**1,582.3**	**1,517.5**	**1,721.8**	**1,370.6**	**1,089.3**	**1,900.0**	**6,081.7**	**5,753.2**
Net Acquisition Cost	**320.0**	**334.6**	**278.6**	**325.9**	**335.8**	**380.7**	**350.6**	**343.5**	**1,410.7**	**1,259.1**
Commisions to agents	140.7	199.0	143.4	177.8	146.2	160.2	129.4	164.3	600.1	660.9
Additional compensation to agents	59.3	66.6	82.8	92.0	69.7	87.9	100.9	99.3	357.8	300.6
Commisions for re-insurance taken	0.1	0.0	1.6	0.0	0.0	0.1	4.0	0.1	4.2	1.7
Commisions for re-insurance given	(27.4)	(97.7)	(96.6)	(98.3)	(41.0)	(58.0)	(58.9)	(88.4)	(246.4)	(320.1)
Coverage on losses excess	36.5	36.6	41.9	45.7	46.6	45.5	41.1	40.0	173.2	160.7
Others	110.9	130.1	105.5	108.6	114.3	145.0	134.2	128.3	521.7	455.2
Net cost of claims and contractual obligations	**774.7**	**941.1**	**977.7**	**919.6**	**1,109.6**	**1,215.3**	**910.6**	**1,068.2**	**4,303.7**	**3,613.2**
Claims and other contractual obligations	814.5	943.2	971.2	914.0	1,169.5	1,225.0	910.3	1,068.9	4,373.7	3,642.9
Claims recovered from re-insurance	39.8	2.1	(6.5)	(5.6)	59.9	9.7	(0.3)	0.7	70.0	29.7
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**251.3**	**31.6**	**326.0**	**272.0**	**276.4**	**(225.4)**	**(172.0)**	**488.3**	**367.3**	**880.9**
Net Increase in other technical reserve	**(52.4)**	**19.1**	**(55.7)**	**514.0**	**(17.6)**	**10.0**	**(53.6)**	**(13.0)**	**(74.3)**	**425.0**
Catastrophic risks reserves	(48.5)	18.8	(52.5)	615.5	(14.6)	10.1	(50.4)	82.1	27.2	533.3
Preventions reserves	(3.9)	0.2	(3.0)	(101.5)	(3.0)	(0.1)	(3.2)	(95.1)	(101.4)	(108.2)
Contingency claim reserves	(0.0)	0.0	(0.0)	(0.0)	(0.0)	0.0	(0.0)	(0.0)	(0.0)	(0.1)
Other reserves	(0.0)	0.1	(0.1)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
Gross profit	**303.7**	**12.6**	**381.6**	**(242.0)**	**294.0**	**(235.5)**	**(118.3)**	**501.3**	**441.6**	**455.9**
Net operating expenses	**164.8**	**182.0**	**187.0**	**233.0**	**174.9**	**143.3**	**142.2**	**160.0**	**620.4**	**766.7**
Administrative and operating expenses	(13.6)	(9.4)	(26.0)	(4.3)	(58.2)	(76.3)	(76.2)	(80.2)	(291.0)	(53.3)
Personnel expenses	167.2	175.7	198.2	222.2	220.8	207.2	207.7	228.8	864.6	763.3
Depreciation and amortization	11.1	15.7	14.9	15.1	12.3	12.5	10.7	11.4	46.8	56.7
Operating Profits	**139.0**	**(169.4)**	**194.6**	**(475.0)**	**119.1**	**(378.8)**	**(260.5)**	**341.3**	**(178.8)**	**(310.8)**
Net Financial Income	**51.0**	**460.8**	**98.0**	**181.0**	**414.5**	**273.9**	**178.8**	**140.1**	**1,007.3**	**790.8**
On investments	141.4	146.5	91.2	106.3	56.6	92.1	71.3	83.5	303.4	485.4
Investments sales	23.6	8.0	(4.6)	(23.1)	134.5	58.0	67.9	214.7	475.0	3.8
Investments revaluation	(29.8)	298.4	67.4	173.5	345.6	113.8	159.7	27.0	646.2	509.5
Charges on premiums	19.3	20.7	21.0	20.7	19.5	20.4	21.0	19.7	80.5	81.7
Others	(0.0)	0.8	6.7	4.3	3.2	9.7	4.2	5.3	22.4	11.8
Forex	5.4	(18.5)	3.2	23.9	3.4	(15.5)	0.7	2.5	(8.8)	14.0
REPOMO	(108.9)	4.9	(86.9)	(124.5)	(148.3)	(4.6)	(146.0)	(212.6)	(511.5)	(315.4)
Income before income taxes & employee profit sh	**190.0**	**291.4**	**292.6**	**(294.0)**	**533.7**	**(104.9)**	**(81.7)**	**481.4**	**828.5**	**480.0**
Provision for income tax	87.2	112.7	138.1	(91.9)	133.0	(24.2)	46.1	74.6	229.5	246.0
Provision for employee profit sharing	28.1	34.6	41.3	(22.9)	41.4	(8.4)	7.2	29.8	70.0	81.1
Subsidiaries results	17.4	23.8	1.4	(25.2)	3.9	4.3	53.4	74.2	135.7	17.5
Net income	**92.2**	**167.9**	**114.6**	**(204.4)**	**363.0**	**(68.0)**	**(81.7)**	**451.2**	**664.7**	**170.4**

SEGUROS INBURSA

BALANCE SHEET Including Monetary Adjustments (MM Constant Ps. as of December, 2004)

ASSETS	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Investments	**10,577.2**	**11,182.7**	**12,210.7**	**12,372.4**	**13,202.5**	**12,143.6**	**12,228.1**	**14,525.8**
Securities	**9,246.9**	**9,615.6**	**10,613.2**	**10,751.1**	**11,556.3**	**10,428.0**	**10,913.4**	**13,284.4**
Government	4,829.5	5,423.2	6,230.1	6,246.8	6,892.6	6,967.4	7,238.5	7,141.8
Private companies	3,781.5	3,337.2	3,476.6	3,453.2	3,381.1	2,066.6	2,098.6	4,499.9
Debt Instruments	2,527.3	1,971.8	1,939.4	2,091.3	2,271.5	936.4	915.1	3,365.6
Equities	1,254.3	1,365.3	1,537.3	1,361.9	1,109.6	1,130.2	1,183.5	1,134.2
Net unrealized gain on valuation	572.3	813.8	879.0	1,024.9	1,249.8	1,362.4	1,546.9	1,555.3
Interest debtors	63.6	41.4	27.4	26.2	32.8	31.6	29.4	87.4
Loans	**414.8**	**653.4**	**685.7**	**680.9**	**707.8**	**779.1**	**411.3**	**339.9**
On policies	127.5	129.4	130.2	112.3	117.9	124.8	127.0	126.6
Secured	280.5	521.2	546.4	566.4	581.2	639.0	281.3	209.7
Unsecured	4.5	2.9	3.0	3.0	2.8	2.8	0.4	0.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	3.4	4.9
Interest debtors	2.8	1.0	7.8	1.3	7.9	14.5	1.3	1.6
Allowance for write-offs	(0.5)	(1.1)	(1.6)	(2.1)	(2.1)	(2.1)	(2.0)	(3.0)
Real estate	**915.5**	**913.6**	**911.8**	**940.4**	**938.4**	**936.5**	**903.4**	**901.5**
Real estate	64.6	64.6	63.9	62.9	62.0	61.9	54.9	53.9
Net unrealized gain on valuation	898.3	898.2	898.9	926.2	927.1	927.2	902.6	903.6
Depreciation	(47.3)	(49.2)	(51.0)	(48.7)	(50.6)	(52.6)	(54.1)	(56.0)
Investments for labor obligations	472.0	498.2	515.6	519.8	548.8	566.2	581.1	633.3
Current assets	**59.7**	**111.8**	**4.3**	**28.4**	**(32.8)**	**1,390.5**	**1,884.4**	**11.2**
Cash and banks	59.7	111.8	4.3	28.4	(32.8)	1,390.5	1,884.4	11.2
Debtors	**2,160.4**	**2,560.7**	**2,127.6**	**2,504.3**	**2,016.2**	**2,072.2**	**1,812.9**	**2,182.0**
Premium debtors	2,031.7	2,429.2	1,988.9	2,363.5	1,845.1	1,913.3	1,663.6	2,012.2
Agents and adjusters	4.2	3.9	3.9	3.2	2.8	3.7	3.2	3.1
Notes receivable	33.9	37.3	39.7	45.0	37.1	40.2	43.0	48.8
Employee loans	59.9	59.7	61.6	58.4	69.9	65.3	62.9	55.6
Other	47.5	47.3	50.1	54.5	82.2	71.5	62.9	83.2
Allowance for write-offs	(16.9)	(16.9)	(16.7)	(20.3)	(20.9)	(21.8)	(22.6)	(20.9)
Reinsurers and rebonders	**1,128.9**	**842.0**	**991.5**	**777.5**	**918.1**	**853.9**	**792.2**	**620.3**
Insurance and bonding companies	223.7	125.2	304.2	171.8	152.1	105.7	103.5	78.4
Retained deposits	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5
Reinsurens share of unsettled claims	882.0	699.4	664.2	604.8	765.1	747.3	687.8	541.0
Reinsurens share of unearned premiums	22.7	16.9	22.5	0.3	0.3	0.3	0.3	0.3
Other assets	**360.4**	**235.6**	**247.5**	**273.3**	**309.3**	**240.3**	**237.2**	**245.6**
Furniture and equipment (net)	84.1	80.3	78.9	75.6	74.3	78.3	83.5	92.8
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
Sundry	275.8	154.8	168.1	197.2	234.6	161.6	153.3	152.4
Total assets	14,758.6	15,431.0	16,097.0	16,475.7	16,962.1	17,266.6	17,536.1	18,218.0

LIABILITIES	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Technical reserves	**10,913.8**	**11,029.0**	**11,587.9**	**12,094.9**	**12,378.0**	**12,795.2**	**13,153.5**	**13,096.8**
Unearned premiums	**4,645.9**	**4,821.3**	**5,352.2**	**5,500.2**	**5,648.9**	**6,019.1**	**6,590.0**	**6,875.1**
Life	2,694.1	2,964.6	3,572.9	3,658.4	3,804.4	4,080.2	4,583.6	4,924.0
Accident and health	1,943.7	1,848.6	1,771.3	1,833.9	1,836.6	1,930.9	1,998.4	1,943.4
Current bonds	8.1	8.1	8.1	8.0	7.9	7.9	8.0	7.6
Contractual obligations	**3,576.9**	**3,516.2**	**3,569.8**	**3,403.8**	**3,559.0**	**3,588.4**	**3,430.1**	**3,105.5**
Losses and maturities	1,440.0	1,421.6	1,455.2	1,503.3	1,616.1	2,179.3	2,026.4	2,117.9
Reserve for incurred but not reported losses	1,428.1	1,369.4	1,394.4	1,164.0	1,240.3	707.1	700.9	271.8
Policy dividends	144.7	167.8	165.4	188.3	175.7	162.6	168.3	179.0
Managed insurance funds	542.0	538.0	531.6	524.4	511.0	519.6	511.9	512.9
Deposits premiums	22.1	19.3	23.2	23.9	15.9	19.9	22.6	24.0
Prevision	**2,690.9**	**2,691.5**	**2,665.9**	**3,190.9**	**3,170.1**	**3,187.7**	**3,133.5**	**3,116.3**
Prevision	304.5	303.4	302.4	206.0	202.6	198.8	194.9	99.0
Catastrophic	2,383.9	2,385.6	2,361.0	2,982.5	2,965.1	2,986.5	2,936.1	3,014.9
Contingency	2.4	2.4	2.3	2.3	2.3	2.3	2.3	2.3
Specials	0.1	0.2	0.1	0.1	0.1	0.1	0.1	0.1
Provision for labor obligations at retirement	**469.2**	**497.1**	**513.9**	**513.4**	**542.0**	**561.9**	**581.0**	**630.5**
Creditors	**228.4**	**221.0**	**247.4**	**305.6**	**290.9**	**318.6**	**271.1**	**313.7**
Agents and adjusters	189.5	175.1	209.1	239.0	200.1	200.9	224.0	231.6
Managed loss funds	6.3	7.0	7.8	8.7	7.5	7.0	6.4	6.2
Sundry	32.6	39.0	30.5	58.0	83.3	110.8	40.6	75.9
Reinsurers and rebonders	**361.9**	**709.8**	**515.9**	**566.2**	**302.5**	**324.6**	**335.7**	**380.2**
Insurance and bonding companies	361.3	709.2	515.1	565.4	301.8	323.9	335.0	379.5
Retained deposits	0.6	0.7	0.8	0.8	0.7	0.7	0.7	0.7
Other liabilities	**832.9**	**851.3**	**993.4**	**930.4**	**1,020.7**	**906.6**	**918.6**	**1,055.9**
Provision for employee profit sharing	301.9	169.6	307.9	126.5	209.3	18.1	23.7	161.3
Other liabilities	377.9	412.8	381.9	435.3	357.7	383.8	333.1	380.9
Deferred credits	153.1	268.8	303.6	368.6	453.7	504.7	561.7	513.8
Total liabilities	**12,806.2**	**13,308.2**	**13,858.5**	**14,410.5**	**14,534.2**	**14,907.0**	**15,260.0**	**15,477.2**
Stockholders' equity								
Paid in capital	**956.3**	**956.3**	**956.3**	**956.3**	**956.3**	**956.3**	**956.3**	**956.3**
Capital stock	956.3	956.3	956.3	956.3	956.3	956.3	956.3	956.3
Reserves	**1,716.3**	**1,832.4**	**1,614.1**	**1,614.1**	**1,614.1**	**1,848.4**	**1,848.4**	**1,848.4**
legal	104.8	116.4	116.4	116.4	116.4	133.4	133.4	133.4
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,611.5	1,716.0	1,497.7	1,497.7	1,497.7	1,714.9	1,714.9	1,714.9
Unrealized gain on valuation of real estate	2.0	3.0	3.6	6.0	6.0	6.2	6.2	14.5
Subsidiaries	(47.4)	(41.9)	(41.0)	(41.0)	(41.0)	(23.5)	(25.0)	(19.4)
Retained earnings	521.5	379.4	597.8	597.8	768.1	516.3	516.3	516.3
Net income	92.2	260.1	374.7	170.4	363.0	295.1	213.4	664.7
Excess (insufficient) on Stockholders' actualiz	(1,288.4)	(1,266.5)	(1,267.0)	(1,238.3)	(1,238.7)	(1,239.1)	(1,239.5)	(1,239.9)
Total stockholders' equity	**1,952.4**	**2,122.8**	**2,238.6**	**2,065.2**	**2,427.9**	**2,359.7**	**2,276.1**	**2,740.8**
Total liabilities and stockholders' equity	**14,758.6**	**15,431.0**	**16,097.0**	**16,475.7**	**16,962.1**	**17,266.6**	**17,536.1**	**18,218.0**

PENSIONES INBURSA

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of December, 2004)	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	Acumulated DEC´ 04	DEC´ 03
Premiums written	163.2	192.4	142.5	196.0	76.7	314.9	51.5	102.3	545.4	694.0
Premiums ceded	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained Premiums	**163.2**	**192.4**	**142.5**	**196.0**	**76.7**	**314.9**	**51.5**	**102.3**	**545.4**	**694.0**
Increased in reserve for unearned premiums	**67.8**	**159.8**	**35.6**	**126.6**	**14.8**	**205.1**	**(56.6)**	**80.1**	**243.4**	**389.8**
Retained earned premiums	**95.4**	**32.6**	**106.8**	**69.4**	**61.9**	**109.7**	**108.1**	**22.2**	**302.0**	**304.2**
Net Acquisition Cost	**22.3**	**28.9**	**19.0**	**25.4**	**6.8**	**2.5**	**1.9**	**7.4**	**18.6**	**95.5**
Commisions to agents	1.2	0.1	(0.0)	0.0	0.0	0.0	0.0	0.0	0.0	1.3
Additional compensation to agents	1.1	0.0	(0.0)	(0.0)	0.0	0.0	0.0	0.0	0.0	1.1
Commisions for re-insurance taken	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance given	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Coverage on losses excess	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	20.0	28.8	19.0	25.4	6.8	2.5	1.9	7.4	18.6	93.1
Net cost of claims and contractual obligations	**172.0**	**177.5**	**185.0**	**172.6**	**193.5**	**175.6**	**180.1**	**175.3**	**724.5**	**707.1**
Claims and other contractual obligations	172.0	177.5	185.0	172.6	193.5	175.6	180.1	175.3	724.5	707.1
Claims recovered from re-insurance	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**(98.9)**	**(173.8)**	**(97.2)**	**(128.6)**	**(138.4)**	**(68.4)**	**(73.9)**	**(160.5)**	**(441.2)**	**(498.4)**
Net increase in other technical reserve	**18.9**	**20.2**	**17.7**	**33.9**	**6.4**	**13.6**	**(6.0)**	**(31.2)**	**(17.2)**	**90.7**
Catastrophic risks reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Preventions reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency claim reserves	1.0	2.8	0.3	2.2	0.0	3.9	(1.4)	1.4	3.8	6.3
Other reserves	17.9	17.4	17.4	31.7	6.4	9.7	(4.6)	(32.5)	(21.0)	84.4
Gross profit	**(117.8)**	**(194.0)**	**(114.8)**	**(162.5)**	**(144.8)**	**(81.9)**	**(67.9)**	**(129.4)**	**(423.9)**	**(589.2)**
Net operating expenses	**(67.3)**	**94.7**	**14.8**	**14.3**	**12.1**	**11.6**	**10.8**	**11.3**	**45.8**	**56.5**
Administrative and operating expenses	(80.4)	89.7	7.7	7.3	5.1	4.5	3.8	4.2	17.6	24.2
Personnel expenses	4.1	(0.0)	(0.0)	(0.0)	0.0	0.0	0.0	0.0	0.0	4.1
Depreciation and amortization	9.1	5.0	7.0	7.0	7.0	7.0	7.0	7.0	28.2	28.2
Operating Profits	**(50.6)**	**(288.7)**	**(129.6)**	**(176.8)**	**(156.9)**	**(93.5)**	**(78.7)**	**(140.6)**	**(469.8)**	**(645.7)**
Net Financial Income	**191.2**	**315.6**	**137.0**	**232.1**	**253.3**	**218.2**	**197.3**	**284.7**	**953.5**	**875.9**
On investments	232.2	232.0	230.8	238.3	218.0	218.4	238.7	246.3	921.3	933.3
Investments sales	(0.6)	0.4	(0.2)	(0.0)	14.0	17.1	19.7	3.0	53.8	(0.5)
Investments revaluation	131.0	73.9	46.6	212.5	233.0	(9.3)	175.1	279.8	678.6	464.0
Charges on premiums	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.1	0.1
Forex	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
REPOMO	(171.3)	9.4	(140.2)	(218.8)	(211.7)	(8.0)	(236.2)	(244.4)	(700.3)	(520.9)
Income before income taxes & employee profit sh	**140.7**	**26.9**	**7.4**	**55.3**	**96.3**	**124.7**	**118.7**	**144.1**	**483.7**	**230.3**
Provision for income tax	30.8	9.9	24.5	25.1	15.4	53.8	34.9	32.9	137.1	90.3
Provision for employee profit sharing	0.1	(0.0)	0.0	(0.0)	0.0	0.0	0.0	0.0	0.0	0.1
Subsidiaries results	97.1	336.7	110.6	503.2	152.7	147.9	1,702.5	285.6	2,288.6	1,047.6
Net income	**206.8**	**353.7**	**93.5**	**533.4**	**233.6**	**218.7**	**1,786.3**	**396.7**	**2,635.3**	**1,187.5**

PENSIONES INBURSA

BALANCE SHEET (MM Constant Ps. as of December, 2004)

ASSETS	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Investments	**14,117.2**	**15,628.9**	**18,702.0**	**19,384.8**	**19,586.0**	**20,035.6**	**21,730.4**	**22,136.2**
Securities	**14,117.2**	**15,628.9**	**18,702.0**	**19,384.8**	**19,586.0**	**20,035.6**	**21,730.4**	**22,136.2**
Government	8,518.5	8,559.3	8,577.3	8,386.6	8,380.3	8,626.1	8,648.7	7,933.1
Private companies	3,547.1	3,981.4	7,277.6	7,308.7	7,346.0	7,262.7	7,566.1	8,064.2
Debt Instruments	2,893.1	2,889.9	3,058.5	3,089.7	3,127.0	3,043.7	3,082.4	3,580.5
Equities	654.0	1,091.6	4,219.1	4,219.1	4,219.0	4,219.0	4,483.7	4,483.6
Net unrealized gain on valuation	1,917.5	2,800.0	2,717.7	3,403.3	3,736.5	3,863.3	5,360.6	5,851.7
Interest debtors	134.1	288.2	129.5	286.1	123.3	283.4	155.0	287.2
Loans	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
On policies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Secured	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Unsecured	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Real estate	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Real estate	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net unrealized gain on valuation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Investments for labor obligations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Current assets	**0.6**	**4.6**	**16.9**	**10.7**	**9.9**	**1.7**	**1.6**	**2.0**
Cash and banks	0.6	4.6	16.9	10.7	9.9	1.7	1.6	2.0
Debtors	**14.5**	**12.1**	**9.9**	**7.7**	**0.9**	**2.2**	**5.1**	**7.6**
Premium debtors	11.2	10.7	8.7	6.5	0.1	1.1	4.0	6.6
Agents and adjusters	(0.1)	(0.1)	(0.1)	0.0	(0.1)	(0.1)	(0.1)	(0.1)
Notes receivable	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	3.2	1.3	1.2	1.0	0.7	1.0	1.0	0.9
Allowance for write-offs	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unsettled claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unearned premiums	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other assets	**208.2**	**200.6**	**195.4**	**191.8**	**178.4**	**220.4**	**232.8**	**256.3**
Furniture and equipment (net)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Foreclosed and repossessed assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	208.2	200.6	195.4	191.8	178.4	220.4	232.8	256.3
Total assets	14,340.5	15,846.2	18,924.3	19,594.9	19,775.2	20,259.9	21,969.9	22,402.2

LIABILITIES	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Technical reserves	**12,294.2**	**12,454.9**	**12,493.0**	**12,653.1**	**12,671.0**	**12,883.9**	**12,824.1**	**12,831.1**
Unearned premiums	**11,803.9**	**11,944.2**	**11,959.6**	**12,070.7**	**12,071.5**	**12,265.7**	**12,193.3**	**12,261.1**
Life	11,803.9	11,944.2	11,959.6	12,070.7	12,071.5	12,265.7	12,193.3	12,261.1
Accident and health	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Current bonds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contractual obligations	**41.2**	**52.8**	**71.6**	**40.2**	**54.7**	**62.1**	**74.6**	**45.0**
Losses and maturities	37.5	50.5	70.5	40.2	52.6	62.0	73.3	42.5
Reserve for incurred but not reported losses	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Policy dividends	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Managed insurance funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deposits premiums	3.7	2.2	1.0	0.0	2.1	0.1	1.3	2.5
Prevision	**449.2**	**458.0**	**461.7**	**542.3**	**544.7**	**556.1**	**556.2**	**525.0**
Prevision	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Catastrophic	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency	236.1	238.9	239.2	241.4	241.4	245.3	243.9	245.2
Specials	213.1	219.1	222.6	300.8	303.3	310.8	312.3	279.8
Provision for labor obligations at retirement	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Creditors	**6.5**	**8.3**	**7.4**	**7.2**	**3.7**	**4.9**	**5.4**	**6.2**
Agents and adjusters	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	6.4	8.3	7.4	7.2	3.7	4.9	5.4	6.2
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other liabilities	**74.5**	**73.2**	**111.1**	**88.3**	**20.6**	**72.5**	**99.9**	**131.0**
Provision for employee profit sharing	53.2	40.1	63.6	87.2	14.4	64.3	97.5	127.9
Other liabilities	21.3	32.7	46.6	0.0	3.9	6.1	0.0	0.0
Deferred credits	0.0	0.4	0.8	1.2	2.2	2.1	2.4	3.1
Total liabilities	**12,375.2**	**12,536.4**	**12,611.4**	**12,748.6**	**12,695.2**	**12,961.3**	**12,929.4**	**12,968.3**
Stockholders' equity								
Paid in capital	**1,298.8**	**2,206.2**	**5,119.5**	**5,119.5**	**5,119.5**	**5,119.5**	**5,119.5**	**5,119.5**
Capital stock	2,205.6	2,206.2	5,119.5	5,119.5	5,119.5	5,119.5	5,119.5	5,119.5
(-)Unsubscribed capital	906.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reserves	**148.4**	**174.7**	**172.1**	**172.1**	**172.1**	**257.1**	**257.1**	**257.1**
legal	0.0	17.6	17.6	17.6	17.6	136.3	136.3	136.3
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	148.4	157.1	154.6	154.6	154.6	120.8	120.8	120.8
Unrealized gain on valuation of real estate	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Subsidiaries	60.5	119.1	115.4	115.4	115.4	1,163.0	1,118.6	1,115.4
Retained earnings	2,869.0	2,899.9	2,902.4	2,902.4	4,089.9	2,957.4	2,957.4	2,957.4
Net income	206.8	560.5	654.1	1,187.5	233.6	452.3	2,238.6	2,635.3
Excess (insufficient) on Stockholders' actualization	(2,618.3)	(2,650.7)	(2,650.7)	(2,650.7)	(2,650.7)	(2,650.7)	(2,650.7)	(2,650.7)
Total stockholders' equity	**1,965.3**	**3,309.8**	**6,312.9**	**6,846.3**	**7,079.9**	**7,298.6**	**9,040.4**	**9,433.9**
Total liabilities and stockholders' equity	14,340.5	15,846.2	18,924.3	19,594.9	19,775.2	20,259.9	21,969.9	22,402.2

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments

(000´s Constant Ps. as of December 2004)	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	Acumulated DEC´ 04	DEC´ 03
Premiums accepted	74,028.7	73,107.9	77,437.8	85,825.1	81,684.4	84,226.4	99,142.9	108,457.6	373,511.2	310,399.5
Premiums ceded	11,398.8	12,936.9	8,412.3	19,544.0	17,432.0	18,752.2	19,361.8	19,116.4	74,662.4	52,292.1
RETAINED PREMIUMS	**62,629.9**	**60,170.9**	**69,025.5**	**66,281.1**	**64,252.4**	**65,474.2**	**79,781.0**	**89,341.2**	**298,848.8**	**258,107.4**
Application of reserve for outstanding bonds	17,523.6	23,549.3	(95,172.2)	(9,625.9)	346.2	1,039.6	1,179.9	852.9	3,418.5	(63,725.2)
NET PREMIUM REVENUES	**45,106.3**	**36,621.6**	**164,197.7**	**75,907.0**	**63,906.3**	**64,434.6**	**78,601.1**	**88,488.3**	**295,430.3**	**321,832.6**
Net Acquisition Cost	**(1,935.4)**	**(2,037.1)**	**(1,675.3)**	**(13,365.5)**	**(4,601.7)**	**(10,267.2)**	**(5,321.0)**	**(14,380.4)**	**(34,570.3)**	**(19,013.3)**
Comisions to agents	737.6	269.8	177.9	640.2	79.5	32.7	748.4	244.4	1,105.1	1,825.4
Comisions for rebonding taken	47.6	20.1	227.3	89.1	1.0	31.9	(22.9)	280.9	290.8	384.1
Comisions for rebonding given	(3,974.2)	(3,813.5)	(3,148.4)	(6,533.3)	(5,937.8)	(7,372.9)	(7,537.6)	(9,485.3)	(30,333.6)	(17,469.4)
Others	1,253.7	1,486.5	1,068.0	(7,561.6)	1,255.6	(2,958.9)	1,491.1	(5,420.4)	(5,632.6)	(3,753.4)
Claims	31,384.5	31,916.6	45,011.8	56,886.1	45,037.1	28,691.6	39,465.9	53,437.8	166,632.5	165,198.9
Technical Income	**15,657.2**	**6,742.1**	**120,861.2**	**32,386.4**	**23,470.8**	**46,010.1**	**44,456.2**	**49,430.9**	**163,368.1**	**175,647.0**
Net increase in other technical reserves	5,159.4	7,163.2	(13,968.4)	(1,625.7)	(1,961.0)	518.2	(1,979.1)	(2,329.3)	(5,751.2)	(3,271.6)
GROSS INCOME	**10,497.8**	**(421.1)**	**134,829.6**	**34,012.2**	**25,431.9**	**45,492.0**	**46,435.3**	**51,760.2**	**169,119.3**	**178,918.5**
Net Operating Expenses	**(7,063.5)**	**(6,995.7)**	**(4,129.0)**	**(5,729.4)**	**(6,172.3)**	**(6,360.2)**	**(6,988.4)**	**(876.6)**	**(20,397.5)**	**(23,917.6)**
Administrative & operating expenses	(7,245.0)	(7,226.7)	(4,460.2)	(6,064.2)	(6,503.7)	(6,688.3)	(7,314.0)	(1,190.4)	(21,696.3)	(24,996.1)
Personnel expenses	0.0	0.0	0.0	2.6	0.0	0.0	0.0	0.0	0.0	2.6
Depreciation	181.5	231.0	331.3	332.2	331.4	328.1	325.7	313.7	1,298.9	1,075.9
OPERATING INCOME	**17,561.4**	**6,574.6**	**138,958.6**	**39,741.6**	**31,604.1**	**51,852.1**	**53,423.7**	**52,636.8**	**189,516.7**	**202,836.1**
Financial Income	**5,568.7**	**24,199.5**	**5,351.0**	**111.1**	**11,594.5**	**15,072.9**	**1,019.7**	**796.6**	**28,483.7**	**35,230.3**
On investments	7,893.5	9,520.7	2,265.6	2,611.7	691.3	2,383.0	1,184.8	501.4	4,760.6	22,291.6
Investments sales	2,580.5	(2,580.5)	0.0	0.0	4,445.7	3,471.5	4,918.6	1,522.2	14,357.9	0.0
Investments revaluation	0.0	18,642.6	5,343.6	4,355.1	14,565.2	8,007.9	5,699.3	9,212.3	37,484.8	28,341.3
Others	18.4	10.0	9.3	(13.8)	14.7	28.3	(938.4)	31.7	(863.7)	23.9
Repos	1,805.2	(1,763.7)	2,721.5	1,149.1	(312.9)	1,524.5	(406.5)	(617.4)	187.7	3,912.0
REPOMO	(6,728.9)	370.5	(4,989.1)	(7,991.0)	(7,809.5)	(342.3)	(9,438.1)	(9,853.6)	(27,443.6)	(19,338.5)
INCOME BEFORE TAXES	**23,130.1**	**30,774.1**	**144,309.5**	**39,852.7**	**43,198.6**	**66,925.1**	**54,443.4**	**53,433.4**	**218,000.4**	**238,066.4**
Income taxes	4,097.6	10,924.6	59,488.0	32,671.1	15,709.3	18,483.8	38,679.8	(6,505.6)	66,367.3	107,181.3
Subsidiaries Net Income	0.0	0.0	2,323.9	24,932.8	5,393.8	5,224.5	60,150.2	10,088.8	80,857.3	27,256.7
NET INCOME	**19,032.5**	**19,849.5**	**87,145.5**	**32,114.3**	**32,883.1**	**53,665.8**	**75,913.7**	**70,027.8**	**232,490.4**	**158,141.8**

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments (000´s Constant Ps. as of December, 2004)

ASSETS	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Investments	**695,287.6**	**768,923.9**	**799,987.1**	**844,266.2**	**853,595.2**	**862,747.7**	**960,075.6**	**1,011,945.1**
Securities	**616,571.7**	**690,067.3**	**717,128.5**	**761,021.6**	**742,386.2**	**749,103.4**	**841,897.4**	**891,222.8**
Government	348,449.9	314,320.5	267,169.7	281,067.8	247,205.5	244,070.7	278,198.4	322,217.9
Private companies	242,247.9	333,296.2	355,946.0	349,874.2	345,986.6	348,115.2	391,753.0	367,030.9
Debt Instruments	15,217.4	14,069.9	15,841.4	15,892.8	15,563.7	16,051.5	15,646.9	14,619.2
Equities	227,030.5	319,226.3	340,104.6	333,981.4	330,423.0	332,063.7	376,106.2	352,411.7
Net unrealized gain on valuation	25,862.5	42,401.7	93,978.2	130,051.3	149,181.7	156,891.6	171,929.8	199,518.4
Interest debtors	11.3	49.0	34.6	28.2	12.4	25.9	16.1	2,455.6
Loans	**41,356.3**	**41,644.1**	**45,793.4**	**46,326.9**	**52,470.3**	**55,062.5**	**59,753.4**	**62,454.4**
Secured	25,453.9	30,541.8	31,868.8	35,384.5	41,867.1	43,949.2	48,400.0	48,942.3
Unsecured	14,896.9	10,002.3	12,657.3	9,537.7	9,143.2	9,527.8	7,561.1	6,820.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	2,159.7	4,942.9
Interest debtors	1,005.5	1,100.0	1,267.2	1,404.7	1,460.0	1,585.5	1,632.6	1,749.3
Real estate	**37,359.7**	**37,212.5**	**37,065.3**	**36,917.7**	**58,738.7**	**58,581.7**	**58,424.8**	**58,267.8**
Real estate	7,809.3	7,814.7	7,734.0	7,609.6	7,492.3	7,487.8	7,361.5	7,234.1
Net unrealized gain on valuation	31,587.9	31,582.5	31,663.2	31,787.6	53,691.9	53,696.4	53,822.6	53,950.0
Depreciation	(2,037.5)	(2,184.7)	(2,331.9)	(2,479.5)	(2,445.5)	(2,602.4)	(2,759.4)	(2,916.3)
Investments for labor obligations	**1,457.5**	**1,489.7**	**1,486.9**	**1,468.7**	**1,478.6**	**1,506.1**	**1,512.4**	**1,511.8**
Current assets	**881.5**	**4,600.4**	**2,257.9**	**5,840.6**	**3,532.6**	**3,240.1**	**5,442.8**	**1,803.5**
Cash and banks	881.5	4,600.4	2,257.9	5,840.6	3,532.6	3,240.1	5,442.8	1,803.5
Debtors	**36,565.5**	**47,267.4**	**43,055.3**	**37,571.9**	**39,543.1**	**44,412.5**	**43,258.5**	**66,272.8**
Premium debtors	35,567.3	45,841.7	42,000.3	35,237.4	37,623.6	43,108.6	41,645.9	64,101.6
Agents	0.0	0.0	0.0	0.0	27.5	0.0	0.0	0.0
Notes receivable	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	998.2	1,425.6	1,055.1	2,334.5	1,892.0	1,303.9	1,612.6	2,171.2
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rebonders	**13,674.2**	**13,002.9**	**12,216.7**	**15,602.1**	**13,484.6**	**48,287.2**	**40,350.0**	**13,865.0**
Bonding companies	4,468.1	3,377.0	2,774.2	6,518.3	4,962.2	8,768.3	5,871.0	9,440.7
Retained deposits	53.0	53.0	52.5	51.6	50.8	50.8	49.9	49.1
Others	938.2	938.9	863.0	849.1	836.0	31,695.1	28,383.4	(1,512.2)
Participation in rebonding	8,214.9	8,634.0	8,527.0	8,183.2	7,635.6	7,772.9	6,045.7	5,887.4
Other assets	**9,042.2**	**20,639.7**	**28,825.0**	**36,547.3**	**12,712.6**	**41,925.2**	**58,870.5**	**59,243.7**
Furniture and equipment (net)	196.5	168.0	179.5	152.2	125.2	112.9	104.6	95.6
Foreclosed and repossessed assets	1,691.3	1,692.5	1,675.0	1,648.0	1,622.6	1,621.7	1,594.3	1,566.7
Sundry	7,154.5	18,779.2	26,970.5	34,747.0	10,964.7	40,190.7	57,171.5	57,581.3
Total assets	756,908.5	855,923.9	887,828.9	941,296.9	924,346.6	1,002,118.8	1,109,509.8	1,154,641.9

LIABILITIES	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Technical reserves	**303.143.3**	**334.125.6**	**224.417.5**	**212.198.1**	**209.383.3**	**211.277.1**	**207.971.3**	**205.469.8**
Current bonds	130,384.9	154,218.8	58,455.6	47,853.0	47,003.3	48,352.1	47,036.7	46,885.2
Contingency bonds	172,758.3	179,906.8	165,961.9	164,345.1	162,380.0	162,925.0	160,934.6	158,584.6
Provision for labor obligations at retirement	**451.8**	**474.0**	**468.0**	**454.9**	**466.7**	**484.2**	**497.5**	**498.2**
Creditors	**7,872.5**	**15,774.3**	**14,847.6**	**13,942.8**	**12,397.0**	**28,947.0**	**27,180.7**	**7,089.0**
Agents and adjusters	355.3	110.8	223.0	99.3	51.4	20.0	393.4	242.5
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	7,517.2	15,663.5	14,624.6	13,843.5	12,345.6	28,927.0	26,787.4	6,846.5
Rebonders	**20,067.8**	**21,242.0**	**18,356.2**	**15,332.6**	**16,545.4**	**20,249.8**	**19,118.8**	**10,250.2**
Bonding companies	13,245.5	14,729.6	11,555.1	8,504.9	9,860.3	13,358.8	13,506.6	4,095.8
Other participation	6,822.3	6,512.4	6,801.0	6,827.7	6,685.1	6,890.9	5,612.2	6,154.4
Other liabilities	**25,579.4**	**33,596.6**	**91,473.1**	**125,847.3**	**57,799.4**	**73,935.7**	**112,405.0**	**110,238.4**
Provision for employee profit sharing & incured incom	16,631.2	19,302.7	74,108.6	94,571.6	23,065.5	37,290.8	52,901.8	76,306.7
Other liabilities	8,948.2	10,282.5	9,705.6	12,091.1	10,695.9	10,157.9	12,106.2	15,130.0
Deferred credits	0.0	4,011.4	7,658.9	19,184.7	24,038.0	26,487.0	47,397.1	18,801.7
Total liabilities	**357,114.7**	**405,212.5**	**349,562.4**	**367,775.8**	**296,591.7**	**334,893.8**	**367,173.3**	**333,545.5**
Stockholders' equity								
Paid in capital	**114,801.0**	**141,829.7**	**141,829.7**	**141,829.7**	**141,829.7**	**141,821.4**	**141,821.4**	**141,821.4**
Capital stock	145,219.0	141,829.7	141,829.7	141,829.7	141,829.7	141,821.4	141,821.4	141,821.4
(-)Unsubscribed capital	(30,418.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reserves	**60,585.3**	**64,750.5**	**64,750.5**	**64,750.5**	**64,750.5**	**80,564.7**	**80,564.7**	**80,564.7**
legal	60,585.3	64,750.5	64,750.5	64,750.5	64,750.5	80,564.7	80,564.7	80,564.7
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	3,344.5	7,380.1	7,384.5	10,520.8	9,891.8	6,028.5	6,856.5	15,839.4
Subsidiaries	0.0	0.0	401.5	401.5	401.5	27,658.2	26,010.6	25,742.6
Retained earnings	332,823.2	328,658.0	328,658.0	328,657.9	486,799.7	433,387.6	433,387.6	433,387.6
Net income	19,032.5	38,882.0	126,027.4	158,141.8	32,883.1	86,548.9	162,462.6	232,490.4
Excess (insufficient) on Stockholders' actualization	(130,792.6)	(130,788.8)	(130,785.1)	(130,781.2)	(108,801.4)	(108,784.2)	(108,767.0)	(108,749.7)
Total stockholders' equity	**399,793.8**	**450,711.5**	**538,266.5**	**573,521.1**	**627,754.8**	**667,225.0**	**742,336.5**	**821,096.4**
Total liabilities and stockholders' equity	**756,908.5**	**855,923.9**	**887,828.9**	**941,296.9**	**924,346.6**	**1,002,118.8**	**1,109,509.8**	**1,154,641.9**